As filed with the Securities and Exchange Commission on May 18, 2012

Registration Statement No. 333-180468

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REVAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	26-0442565
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification Number)

420 Fifth Avenue, Fifth Floor

New York, New York 10018

(212) 393-1313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jiro Okochi

Chief Executive Officer, President and Chairman

Reval Holdings, Inc.

420 Fifth Avenue, Fifth Floor

New York, New York 10018

(212) 393-1313

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alfred Browne, III	Warren de Wied
Nicole Brookshire	Tony Jeffries
Peyton Worley	Andrew Hoffman
Cooley LLP	Wilson Sonsini Goodrich & Rosati, P.C.
1114 Avenue of the Americas	1301 Avenue of the Americas
New York, New York 10036	New York, New York 10019
Telephone: (212) 479-6000	Telephone: (212) 999-5800

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Smaller Reporting Company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 18, 2012

PROSPECTUS

                Shares

Common Stock

This is the initial public offering of the common stock of Reval Holdings, Inc. We are offering                 shares of our common stock. The selling stockholders identified in this prospectus are offering an additional                 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

We expect the public offering price to be between $         and $         per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the             under the symbol “             .”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional                 shares from us, and up to an additional                 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2012.

BofA Merrill Lynch	Stifel Nicolaus Weisel

BMO Capital Markets	Lazard Capital Markets	Raymond James	Oppenheimer & Co.

The date of this prospectus is                     , 2012

REVAL®

Single Solution. Total Visibility.™

CASH MANAGEMENT

LIQUIDITY MANAGEMENT

FINANCIAL RISK MANAGEMENT

HEDGE ACCOUNTING & COMPLIANCE

We, the selling stockholders, and the underwriters have not authorized anyone to provide you with information that is different from that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders, and the underwriters are not offering to sell, or seeking offers to buy, our common stock in any jurisdiction where such offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Unless the context requires otherwise, the words “Reval,” the “company,” “we,” “us” and “our” refer to Reval Holdings, Inc. and its consolidated subsidiaries collectively. For purposes of this prospectus, we also refer to information from independent third-party industry analysts, Apps Run The World, or ARW, Gartner, Inc., or Gartner, and Treasury Strategies, Inc., or Treasury Strategies.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a leading, global SaaS provider of comprehensive and integrated treasury and risk management solutions. Our cloud-based software and related offerings enable enterprises to better manage cash, liquidity and financial risk, and include specialized capabilities to account for and report on complex financial instruments and hedging activities. The scope and timeliness of the data and analytics we provide allow chief financial officers, treasurers and finance managers to operate more confidently in an increasingly complex and volatile global business environment.

Our all-in-one treasury and risk management, or TRM, solution delivers deep and broad visibility into cash, liquidity and risk for finance, treasury and accounting groups of enterprises worldwide. Through our SaaS, or Software-as-a-Service, delivery model, clients have access to configurable and integrated solution sets, daily financial market data, and critical third-party technologies and services to address their specific needs. Our solution seamlessly integrates robust global cash and liquidity management capabilities with award-winning financial risk management and hedge accounting functionality, enabling companies to optimize treasury and risk management activities across the enterprise for greater operational efficiency, security, control and compliance.

We believe that our SaaS solution is highly differentiated from competing offerings. It does not require the large, upfront technology investment or reliance on information technology staff typical of traditional on-premise treasury and risk management software. Our solution allows for easier and more rapid implementation and simplifies the ongoing management of our clients’ cash, liquidity and risk management functions. Our solution is single instance and multi-tenant, which enables us to rapidly and seamlessly upgrade it every six months, a critical feature for companies that face constantly changing regulations, accounting rules and global treasury requirements.

Integral to our SaaS solution is a team of experts, including PhDs, CPAs, financial engineers and certified treasury professionals, who have deep domain knowledge of domestic and international best practices and regulatory requirements in cash, liquidity and risk management. The combination of our single version, multi-tenant model and subject matter expertise, along with our robust functionality has allowed us to maintain significant client satisfaction and a high retention rate. Our retention rate, before accounting for any upsells, was approximately 90% in 2011 and has averaged approximately 90% over the last five years.

We serve over 550 clients in more than 20 countries, including 92 clients in the Fortune 500 and 30 clients in the Fortune 100. Our clients are diversified by industry and geography and include leading global enterprises such as Bose, Ford, Microsoft, National Grid, Starbucks Coffee Company, Tiffany & Co., and Visa. In 2011, our largest client accounted for less than 4% of our revenues and our top ten clients for less than 17%. Our clients typically enter into multi-year contracts with us and our revenues from recurring sources represented on average more than 80% of our overall revenues from 2009 through 2011.

Over the past several years, we have achieved significant growth. According to ARW, we are the fastest-growing of the top-ten TRM application software providers. Our revenues increased from $21.9 million in 2009 to $32.2 million in 2010 and to $45.0 million in 2011. To support our growth, we have invested heavily in expanding our client base and technology. As a result, we recorded operating losses of $10.0 million, $8.1 million and $19.3 million in 2009, 2010 and 2011, respectively. Our revenue was $10.2 million and $12.2 million for the quarters ended March 31, 2011 and 2012, respectively. Our operating losses were $3.8 million and $5.1 million for the quarters ended March 31, 2011 and 2012, respectively.

Our Market Opportunity

The TRM market is a component of the approximately $9.6 billion financial management systems, or FMS, market and the $23.3 billion enterprise resource planning, or ERP, market according to Gartner in 2011. According to ARW, the TRM market is expected to grow from $1.5 billion in 2011 to $1.8 billion in 2013, a compound annual growth rate of approximately 9%. The TRM market is primarily comprised of traditional, on-premise software applications. Currently, SaaS applications have a relatively small, but growing share of the overall TRM market. According to Gartner, the SaaS component of the larger ERP market is growing nearly three times as fast as the on-premise ERP market.

The TRM market encompasses both treasury management systems, or TMS, and financial risk management systems and includes the automation of business processes that support corporate treasury operations optimizing the following functions:

•	Risk management — performance analysis, various metrics and calculations used in mark-to-market valuations, financial reporting support and global hedge accounting compliance;

•	Cash management — treasury processes involving electronic payment authorization, bank relationship management and cash and liquidity planning; and

•

Deal management — processes for the implementation of trading controls and the management, tracking and analysis of trading portfolios, as well as market data interfaces from internal or third-party sources.

Historically, companies have relied on manual processes utilizing spreadsheets and cash management software to manage treasury activities, primarily cash tracking and reporting. As user needs have grown over time to include financial risk management, hedge accounting and global cash management, reliance solely on spreadsheets and cash-focused applications has become increasingly untenable.

Frequently changing domestic and international accounting standards and regulations related to the treasury and risk management function have required enterprises to interpret and follow new and often more complex rules and regulations. In addition, the trend towards globalization of the enterprise has made it increasingly difficult for companies to manage global cash and liquidity and to quantify and manage risk exposure.

Today, businesses are increasingly adopting TRM software to integrate and automate treasury and risk functions across business units and international subsidiaries. However, most TRM solutions are on-premise and lack the range and depth of functionality to meet the expanding needs of the global corporation.

The Reval Answer

We provide an all-in-one integrated SaaS solution for treasury and risk management. Our solution enables chief financial officers, treasurers and other corporate finance professionals of enterprises to better manage their cash, liquidity and financial risk, while providing them with specialized capabilities for the reporting of complex financial instruments and hedging activities. Our SaaS solution provides the following key benefits:

•

Comprehensive functionality. We provide a fully-integrated SaaS solution that addresses the complete needs of an enterprise for cash, liquidity and risk management, including seamless interaction with critical third-party technologies. Using our solution, clients can improve processes, increase information quality and gain better control over global treasury operations and risk management.

•

Global visibility. Our integrated solution provides clients with deep and broad visibility into cash, liquidity and risk across the global enterprise, allowing them to quantify financial risk exposures, particularly across multiple asset classes, currencies and geographies. This enables our clients to optimize their operations, increase transparency, and better understand and manage their profitability and cash flow.

•

Regulatory and accounting compliance. We update our solution every six months to conform to the dynamic regulatory and accounting rules affecting our clients. Our team of experts in treasury and risk management helps ensure that our solution incorporates industry best practices.

•

Lower total cost of ownership. Our SaaS delivery model with integrated market information and access to critical third-party technologies provides a cost-effective way to solve the treasury and risk management challenges of our clients.

Our Competitive Strengths

We believe the following strengths are critical to our competitive advantage:

•

Comprehensive and scalable TRM solution. We seamlessly integrate treasury and risk functionality, high quality daily market data and client cash positions, and access to our community of software and service partners to support and enhance our clients’ decision making. For example, clients can analyze, hedge and report on global commodity exposures while also seeing the impact of related derivative settlements on corporate cash flow and making related payments, all in one solution. Our configurable and robust solution utilizes over 70,000 daily market rates to price three million client trades a month across 3,800 active users and provides clients the flexibility to suit their scale and complexity across the broadest range of instruments in the TRM industry.

•

Focus on SaaS delivery and subscription revenue model. We are the only top-ten TRM vendor primarily delivering TRM applications through a SaaS solution. Our SaaS model allows us to focus more of our development spend on a single solution into which we are able to directly incorporate the feedback of our clients. Further, the relative consistency and predictability of our SaaS subscription revenues allow us to more confidently plan and strategically invest in our business.

•

Highly embedded solution. Our solution is embedded into the daily, monthly and quarterly business processes of our clients and may be integrated into other critical systems in the clients’ environment, including their enterprise resource planning systems, foreign exchange, or FX, trading systems and investment platforms. The complex nature of the information our solution manages and its importance to financial reporting help drive client retention.

•

Highly integrated and reliable market data and banking information. Our market data team reviews and incorporates over 70,000 interest, foreign exchange and commodities market rates into our SaaS solution daily from over 65 independent and objective sources. We can also connect clients to their bank accounts across the globe. We believe our solution provides clients with access to critical market and banking information in a more efficient and robust manner than they can achieve independently.

•

Deep TRM domain expertise. We believe we have established a reputation among corporate clients and the major accounting firms as the market standard for hedge accounting and financial risk management. We believe our team of derivative, risk management and accounting experts enables us to maintain our market-leading solution and rapidly meet changing financial regulations and derivative accounting rules. We also bring significant experience and expertise in cash and liquidity management to the enhancement and delivery of our comprehensive SaaS TRM solution.

•

Global scale and presence. With clients based around the globe and approximately half of our employees located outside the United States, we have built a truly global solution utilized by many large and well-known global companies. Our presence in multiple geographies, built through years of investment and acquisition, provides us with an operational platform to more effectively compete for new clients and pursue future strategic acquisitions.

Our Strategy

We believe we have a significant opportunity to build upon our strong track record of growth and success by pursuing the following key elements of our strategy:

•

Acquire new clients and broaden existing relationships. We intend to acquire new clients by marketing our solution to enterprises that either have an inadequate TRM solution or do not currently have a cash or risk solution. In addition, we plan to leverage the high level of satisfaction among our current client base to up-sell and cross-sell risk, cash, and liquidity management modules.

•	Continue to increase scale globally. We intend to continue to expand our business within current global markets as well as expand into additional international markets.

•

Enhance existing technology to maintain market leadership and pursue complementary opportunities. We intend to continue to roll out new capabilities to make our solution more valuable and to appeal to a larger base of clients. We also intend to penetrate new and adjacent markets.

•

Acquire leading technologies to enhance our solution and expand our addressable market. We plan to continue to explore acquisitions that are consistent with our cloud-based strategy and potentially complementary to our technology and addressable market.

•

Expand our indirect sales channel. We plan to leverage and continue to build our indirect sales channels, including resellers and referrals, to expand our offerings to new market segments, including smaller enterprises and additional international geographies.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted here and described in further detail in “Risk Factors” immediately following this Prospectus Summary. You should carefully read “Risk Factors” beginning on page 13 for a detailed explanation of these risks before investing in our common stock. Some of these risks include:

•	we have a history of losses and we may not achieve profitability in the future;

•	if the SaaS market for treasury and risk management does not grow as we expect, our business may not continue to grow;

•

we recently added cash and liquidity management to our SaaS solution, and we may face delays in gaining market acceptance from new clients for this expanded solution or in selling new modules to existing clients;

•	if we fail to compete successfully, we may be unable to add and retain clients and the growth of our business may be reduced or impeded;

•

if we are not able to develop enhancements and new features that achieve market acceptance or that keep pace with market, regulatory or technological developments, our ability to retain existing clients or attract new clients could be harmed;

•	our business depends substantially on clients renewing, upgrading and expanding their subscriptions for our solution and licenses for our other offerings;

•	our sales cycle may become longer and more expensive as we focus on increasing sales of our recently launched expanded solution; and

•

there has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Following this offering, our executive officers, directors and 5% or greater stockholders and their affiliates will beneficially own, collectively, approximately     % of our outstanding common stock, or     % if the underwriters exercise in full their over-allotment option. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets.

Corporate Information

Our predecessor, Reval.com, Inc., or Reval.com, was organized in 1999 as a Delaware corporation which focused on developing and providing a single instance, multi-tenant, hosted hedge accounting, compliance and financial risk management offering. We were organized in June 2007 as a Delaware corporation under the name “Reval Holdings, Inc.” as a holding company and acquisition vehicle to acquire the business of Reval.com. We completed the acquisition of Reval.com in July 2007. Our principal executive office is located at 420 Fifth Avenue, Fifth Floor, New York, New York 10018. Our telephone number is (212) 393-1313. Our website address is www.reval.com. Information contained in, or accessible through, our website does not constitute a part of, and is not incorporated into, this prospectus. Our fiscal year ends on December 31.

“Reval,” “FAS 133 Doctor,” the Reval logo, “IAS 39 Doctor,” “Single Solution. Total Visibility,” and other trademarks or service marks of Reval Holdings, Inc. appearing in this prospectus are the property of Reval Holdings, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Total common stock offered	shares

Overallotment option of common stock offered by us and the selling stockholders	shares

Use of proceeds	We expect to use the net proceeds of this offering for working capital, other general corporate purposes and may also use a portion of the net proceeds to acquire complementary technologies. These expectations are subject to change. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Reserved share program	At our request the underwriters have reserved for sale, at the initial public offering price, up to shares of our common stock offered by this prospectus to persons designated by us.

Proposed          symbol

The number of shares of common stock to be outstanding after this offering is based on 50,856,663 shares outstanding as of March 31, 2012 and excludes:

•

10,271,014 shares of our common stock issuable upon the exercise of stock options outstanding under our 2007 Stock Option and Incentive Plan as of March 31, 2012, at a weighted average exercise price of $0.63 per share;

•

780,269 shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan as of March 31, 2012; provided, however, that in connection with this offering, our 2007 Stock Option and Incentive Plan will terminate so that no further awards may be granted under our 2007 Stock Option and Incentive Plan;

•

an aggregate of up to                  shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective in connection with this offering; and

•	up to 119,048 shares of common stock issuable upon exercise of an outstanding warrant to purchase Series C preferred stock at a weighted average exercise price of $2.10 per share.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	a -for- reverse split of our common stock to be effected in connection with this offering;

•	that our amended and restated certificate of incorporation, which we will file in connection with this offering, is in effect;

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 50,541,502 shares of our common stock, which will occur automatically in connection with this offering;

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock from us and the selling stockholders; and

•	no exercise of any outstanding options or the outstanding warrant.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and other financial and operational data. We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and balance sheet data as of December 31, 2011 from our audited financial statements appearing at the end of this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and balance sheet data as of March 31, 2012 from our unaudited financial statements appearing at the end of this prospectus. You should read the summary of our consolidated financial data set forth below together with our consolidated financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing later in this prospectus.

In the following table, pro forma information gives effect to the conversion of all outstanding shares of our preferred stock into 50,541,502 shares of common stock, which will occur automatically upon completion of this offering.

We have prepared the unaudited financial data on the same basis as the audited financial statements. The unaudited consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year.

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data and percentages)
Consolidated Statements of Operations Data:
Revenues
Subscription and support	$18,651	$28,002	$35,587	$8,630	$9,149
Professional services and other	3,249	4,221	9,384	1,535	3,033

Total revenues	21,900	32,223	44,971	10,165	12,182
Cost of services(1)	10,398	11,543	17,551	3,954	4,965

Gross margin	11,502	20,680	27,420	6,211	7,217
Operating expenses(1)
Sales and marketing	8,928	11,917	20,325	4,312	4,965
Research and development	7,785	9,281	17,180	3,886	4,732
General and administrative	4,793	7,554	9,197	1,841	2,586

Total operating expenses	21,506	28,752	46,702	10,039	12,283

Loss from operations	(10,004)	(8,072)	(19,282)	(3,828)	(5,066)

Foreign currency transactions gain (loss)	51	(69)	33	39	7
Interest expense	(46)	(112)	(209)	(41)	(68)
Other income (loss)	8	(153)	670	144	13

Loss before provision for (benefit from) income taxes	(9,991)	(8,406)	(18,788)	(3,686)	(5,114)
Provision for (benefit from) income taxes	23	98	(1,466)	(288)	(393)

Net loss	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders per common share, basic and diluted	$(412.57)	$(135.82)	$(78.44)	$(29.52)	$(15.00)

Weighted average common shares outstanding used in computing net loss attributable to common stockholders per share, basic and diluted	24,272	62,613	220,830	115,113	314,754

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.34)		$(0.09)

Pro forma weighted average shares outstanding used in computing pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited)			50,556,306		50,856,256

Other Financial and Operational Data:
Annual Contract Value(2)	$24,077	$34,524	$37,154	$35,208	$38,378
Retention Rate(3)	89%	92%	90%	N.A.	N.A.
Adjusted Free Cash Flow(4)	$(3,337)	$1,047	$(10,109)	$(2,876)	$(3,892)
Adjusted Gross Margin(5)	67%	73%	69%	70%	67%

(1)	Cost of services and operating expenses include stock-based compensation expenses and depreciation and amortization expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Stock-Based Compensation Expenses:
Cost of services	$33	$19	$17	$3	$7
Sales and marketing	10	69	74	17	20
Research and development	67	123	95	31	21
General and administrative	107	172	165	52	36

Total stock-based compensation expenses	$217	$383	$351	$103	$84

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Depreciation and Amortization Expenses:
Cost of services	$3,145	$2,768	$3,622	$888	$908
Sales and marketing	1,158	1,543	3,370	840	815
Research and development	—	—	—	—	—
General and administrative	269	376	1,324	293	364

Total depreciation and amortization expenses	$4,572	$4,687	$8,316	$2,021	$2,087

(2)

Annual Contract Value, or ACV, is a measure that we define as the sum of the annual value associated with subscription, term license, and maintenance contracts in effect at a given point in time. For additional information with respect to how we calculate ACV and our use of ACV, see “Management’s Discussion and Analysis—Key Operating Metrics.”

(3)

We measure our retention rate by assessing, on a dollar basis, the ACV we retain for the same client and product set at the end of a calendar year, regardless of when the client’s contract renewal is made, as measured against the ACV at the beginning of such year excluding any increase in values through upsells during such period, such as from subscriptions to additional modules or the addition of new users. For additional information with respect to how we calculate our retention rate and our use of retention rate, see “Management’s Discussion and Analysis—Key Operating Metrics.”

(4)

See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted free cash flow, a reconciliation between adjusted free cash flow and net cash (used in) provided by operating activities, the most directly comparable GAAP financial measure and a discussion about the limitations of adjusted free cash flow.

(5)

Adjusted gross margin is presented as a percentage of total revenues. See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted gross margin, a reconciliation between adjusted gross margin and gross margin, the most directly comparable GAAP financial measure and a discussion about the limitations of adjusted gross margin.

In the following table, the pro forma as adjusted information reflects: (i) the pro forma effects set forth in the paragraph preceding the consolidated statements of operations table above; and (ii) our sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and our application of the net proceeds from our sale of those shares. Working capital is calculated as current assets less current liabilities (other than the current portion of deferred revenue).

	As of March 31, 2012
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,364	$4,364
Accounts receivable, net	9,825	9,825
Working capital	8,098	8,098
Total assets	60,168	60,168
Deferred revenue, current and long-term portions	25,831	25,831
Long-term debt, including current portion	7,131	7,131
Redeemable convertible preferred stock	67,477	—
Total stockholders’ (deficit) equity	(50,552)	17,046

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Non-GAAP Financial Measures

The following tables present a reconciliation of adjusted free cash flow to net cash (used in) provided by operating activities and adjusted gross margin to gross margin for each of the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Free Cash Flow to Net Cash (Used in) Provided by Operating Activities:
Net cash (used in) provided by operating activities	$(3,354)	$1,183	$(8,802)	$(2,604)	$(3,070)
Capital expenditures	(282)	(1,413)	(1,307)	(272)	(822)
Costs related to acquisitions and other	299	1,277	—	—	—

Adjusted free cash flow	$(3,337)	$1,047	$(10,109)	$(2,876)	$(3,892)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Gross Margin to Gross Margin:
Gross margin	$11,502	$20,680	$27,420	$6,211	$7,217
Depreciation expenses	478	751	868	202	243
Amortization expenses	2,667	2,017	2,754	686	665
Stock-based compensation expenses	33	19	17	3	7

Adjusted gross margin	$14,680	$23,467	$31,059	$7,102	$8,132

Gross margin %	53%	64%	61%	61%	59%
Adjusted gross margin %	67%	73%	69%	70%	67%

Adjusted Free Cash Flow

We define adjusted free cash flow as cash flow from operations less capital purchases of property and equipment and adjusted for non-routine items such as costs related to acquisitions. Our management uses adjusted free cash flow as a measure of our liquidity and operating performance as it assists us in assessing our ability to fund our growth. Our management also uses this measure for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance.

Management believes that the use of adjusted free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Although adjusted free cash flow or similar metrics are sometimes used by investors and securities analysts in their evaluations of companies, adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted free cash flow does not reflect our future expenditures related to our contractual commitments;

•	adjusted free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property, equipment or intangible assets;

•	adjusted free cash flow does not reflect our acquisition costs with respect to our business acquisitions; and

•	other companies in our industry may calculate adjusted free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management does not use adjusted free cash flow in isolation or as a primary performance measure and also uses other measures of operating performance.

Adjusted free cash flow is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. Management compensates for the inherent limitations associated with using the adjusted free cash flow measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of adjusted free cash flow to the most directly comparable GAAP measure, net cash (used in) provided by operating activities, as presented above.

Adjusted Gross Margin

We define adjusted gross margin as gross margin plus depreciation, amortization of intangible assets and stock-based compensation expenses classified within the cost of services line item. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent and comparable basis because it excludes items that are not representative of our operating performance and not comparable across periods, particularly the amortization of intangible assets which results from acquisitions. We use adjusted gross margin in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Although we use adjusted gross margin in evaluating our operating performance, adjusted gross margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted gross margin excludes material costs such as the non-cash component of employee compensation or depreciation and amortization of property, equipment or intangible assets; and

•	other companies in our industry may calculate adjusted gross margin or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management does not use adjusted gross margin in isolation or as a primary performance measure and also uses other measures of our operating performance.

Adjusted gross margin is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. Management compensates for the inherent limitations associated with using the adjusted gross margin measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of adjusted gross margin to the most directly comparable GAAP measure, gross margin, as presented above.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and we may not achieve profitability in the future.

We have incurred losses since our inception. We experienced operating losses of $10.0 million, $8.1 million, $19.3 million and $5.1 million in 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. At March 31, 2012, our accumulated deficit was $52.5 million and total stockholders’ deficit was $50.6 million. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business within our current market and adjacent markets. Our expenses include sales and marketing, research and development and other costs relating to the development, marketing and sale of our offerings that may not generate revenues until later periods, if at all. Any failure to increase revenues or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. We cannot be certain that we will be able to achieve or sustain profitability and we may continue to incur significant losses for the foreseeable future.

If the SaaS market for treasury and risk management software and services does not grow as we expect, our business may not continue to grow.

Our future financial performance and revenue growth depend on the willingness of enterprise clients to use an integrated SaaS treasury and risk management, or TRM, solution. The market for SaaS solutions in TRM is developing and it is not certain whether SaaS TRM offerings will achieve market acceptance and sustain high demand. Many enterprises have internal resources and processes to manage their treasuries, so they may not perceive the benefit of our integrated TRM solution. Providing enterprises with applications to address their treasury management challenges through an integrated, comprehensive SaaS solution is a developing market and we have limited experience determining appropriate pricing for our integrated solution. The competitive dynamics may cause pricing levels, as well as pricing models generally, to change, as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable enterprises to address their TRM needs. It is difficult to predict client adoption rates, client demand for our solution, the future growth rate and size of the TRM market or the entry of competitive solutions. Any expansion of the TRM market for SaaS solutions depends on a number of factors, including the cost, performance and perceived value associated with SaaS TRM solutions. If SaaS TRM solutions do not achieve widespread adoption, or there is a reduction in demand for TRM solutions caused by a lack of client acceptance, technological challenges, weakening economic conditions, competing technologies and products, decreases in corporate spending or otherwise, it could result in lower billings, reduced renewal rates or decreased revenues and our business could be adversely affected.

Our fully integrated solution, which includes four solution sets, has only recently launched, and we may face delays in gaining market acceptance from new clients for this expanded solution or in migrating existing clients to this solution.

Our solution previously included our financial risk management and hedge accounting and compliance solution sets. We acquired ecofinance in December 2010 so that we could expand our current solution to include our new global cash management and liquidity management solution sets. We launched the expanded version of our solution, which now includes all four solution sets, in October 2011. Therefore, we have limited experience selling this expanded solution in the market and cannot assess what, if any, impact this expansion may have on our selling efforts and its potential impact on our future revenues. Unlike with our previous solution, where we were largely competing against homegrown solutions or spreadsheets, our expanded solution may require the displacement of existing third-party providers in order for clients to be in a position to adopt and deploy all four of our solution sets. As a result, we may face a longer sales cycle and less predictability in completing sales of this solution to new clients or in migrating existing clients into this expanded solution, if at all. Our efforts to deploy our solution sets beyond financial risk management and hedge accounting and compliance may not succeed and may reduce our revenue growth rate. If we are unable to sell this solution to new clients or migrate existing clients to this expanded solution, our operating results may be harmed.

If we fail to compete successfully, we may be unable to add and retain clients and the growth of our business may be reduced or impeded.

The TRM market is highly fragmented, competitive and rapidly evolving. Our major competitors include IT2 Treasury Solutions, Kyriba Corp., SunGard Data Systems Inc., or SunGard, and Wall Street Systems Holdings Inc. (a division of ION Trading), or Wall Street Systems. We also compete to a limited extent with leading enterprise resource planning vendors who offer certain treasury and cash management functionality, such as SAP AG, or SAP. We compete with other technology and outsourced service providers primarily on the basis of our ability to deliver highly integrated solutions, cost efficiency, robust client support, security and reliability as well as our ability to be responsive to ever-changing accounting regulations. We and other technology and outsourced service providers also compete with internally developed treasury management solutions primarily on the bases of domain expertise, the relative cost of implementation and functionality.

We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter our market. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for client contracts, lower margins or the failure of our offerings to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our prices and add and retain clients, and our business, financial condition and results of operations could be harmed.

Many of our current and potential competitors within the markets in which we currently compete and into which we are expanding have longer operating histories, a larger presence in the general treasury management market, access to larger client bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or client requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential client, that client may be unwilling to switch vendors due to the potential operational disruptions in removing the existing solution and additional costs of implementing a new solution.

If we are not able to develop enhancements and new features that achieve market acceptance or that keep pace with market, regulatory or technological developments, our ability to retain existing clients or attract new clients could be harmed.

The market for our solution is characterized by changes in accounting regulations, client requirements, changes in financial products and evolving industry standards. Our financial performance and revenue growth depends upon the successful development, introduction and client acceptance of new and enhanced versions of our solution, as well as on our ability to integrate products and services that we acquire into our existing and future offerings. We must continually modify and enhance our solution to keep pace with changes in accounting regulations, treasury management requirements, hardware and software platforms, electronic commerce technical standards and other items. If we are unable to enhance or develop new features for our existing solution or develop acceptable new solutions that keep pace with these changes, we may lose existing clients or may not be able to attract new clients and our cloud-based services may become less marketable, less competitive or obsolete and our business could be harmed. The success of any enhancements, new modules and cloud-based services depends on several factors, including timely completion, introduction and market acceptance of our solution. However, we remain subject to all of the risks inherent in product development, including unanticipated technical or other development problems, which could result in material delays in product introduction and acceptance or significantly increased costs. There can be no assurance that we will be able to develop new solutions or other products successfully, or that we will be able to introduce and gain market acceptance of new solutions or products in a timely manner. Failure to produce acceptable new offerings and enhancements may significantly impair our revenue growth and reputation.

Further, clients may require features and capabilities that our current solution and other offerings do not have. If we fail to develop products and services that satisfy client preferences in a timely and cost-effective manner, our ability to renew our agreements with existing clients and our ability to create or increase demand for our offerings will be harmed.

Our business depends substantially on clients renewing, upgrading and expanding their subscriptions for our solution and licenses for our other offerings. Any decline in our client renewals, upgrades and expansions could harm our future operating results.

We sell subscriptions for our solution pursuant to client agreements that are generally one to three years in length. Our clients have no obligation to renew their subscriptions after their subscription period expires, and these subscriptions may not be renewed at the same or higher levels, if at all. Further, our ability to grow is dependent, in part, on clients subscribing to additional modules or licensing additional offerings during the term of their agreement with us. Our clients’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our solution, other offerings and services, the prices of our solution, other offerings and services, the prices of services offered by our competitors or reductions in our clients’ spending levels due to the macroeconomic environment or other factors. If our clients do not renew their subscriptions, term licenses, or maintenance contracts with us, renew on less favorable terms, or do not subscribe to additional functionality or purchase additional licenses, our revenues may grow more slowly than we anticipate or decline and our margins may be harmed. For additional information with respect to our historical retention rates, see “Management’s Discussion and Analysis—Key Operating Metrics.”

Our sales cycle may become longer and more expensive as we focus on increasing sales of our recently launched expanded solution.

Our sales cycle, which is the time between the beginning of a qualified sales opportunity with a new potential client and the ultimate sale, has generally ranged from three to ten months for our SaaS solution since January 1, 2010, but is variable and difficult to predict and can be much longer and may become more lengthy and unpredictable as we sell our expanded solution. We launched the expanded version of our solution, which now includes all four solution sets, in October 2011. Therefore, we have limited experience selling this expanded solution in the market and cannot yet estimate the sales cycle for this expanded solution. Clients for our expanded solution may commit significant resources to an evaluation of available alternatives to their existing applications. For example, clients may need to involve additional personnel or departments in the purchasing decision process for our expanded solution. This may require us to expend substantial time, effort and money educating them about the value of our expanded solution. For large enterprises, a purchase decision may be an enterprise-wide decision and, if so, these types of sales may require us to provide greater levels of education regarding the use and benefits of our solution, particularly as compared to legacy installed applications. As a result, we may have limited ability to forecast the timing and size of specific sales. Clients may delay their purchases for even longer periods due to their inability to assess and forecast future business activity, impaired purchasing ability or other economic factors. Any delay in completing, or failure to complete, sales in a particular quarter or year could harm our business and could cause our operating results to vary significantly.

We are currently integrating the operations of the businesses that we acquired and we may in the future expand by acquiring or investing in other businesses, which may divert our management’s attention and consume resources that are necessary to sustain our business.

We are currently integrating the operations of the two businesses that we acquired into our operations. If we encounter unforeseen technical or other challenges in integrating the operations of these acquired businesses, we may incur unforeseen operating costs and management’s attention could be diverted from our core business. Additionally, our business and results of operations could be harmed if we are unable to retain clients of these acquired businesses.

We may continue to evaluate and consider potential strategic transactions, including acquisitions and dispositions of businesses, technologies, services, products and other assets in the future. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, the companys’ software is not easily adapted to work with ours or we have difficulty retaining the clients of any acquired business due to changes in management or otherwise. Acquisitions may also disrupt our core business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown or unanticipated liabilities.

We may in the future seek to acquire or invest in additional businesses, products, technologies or other assets in order to increase our addressable market. We also may enter into relationships with other businesses to expand our service offerings or our ability to provide service in foreign jurisdictions, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of these transactions, we could:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures;

•	encounter difficulties maintaining our corporate culture;

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges; and

•	be required to write-off goodwill related to acquisitions to the extent that this goodwill becomes impaired.

Any of these risks could harm our business and operating results. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects could be harmed.

We rely on third-party data providers to provide certain content for our offerings, and if those data providers discontinue providing their content for any reason, our client relationships may suffer.

We rely on third parties to provide or make available certain data for our information databases and treasury management services. These third parties may not renew agreements to provide content to us, may increase the price they charge for their content or begin charging for content that was previously free of charge, or may cease to operate or restrict their operations with companies like ours, which we have experienced in the past. Additionally, the quality of the content provided to us may not be acceptable to us and we may need to enter into agreements with additional third parties. In the event we are unable to use such third-party content or are unable to enter into agreements with comparable third parties, current clients may not renew their subscription agreements with us, it may be difficult to acquire new clients and our reputation may be harmed.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our clients. The revenue growth and potential profitability of our business depends on demand for TRM offerings generally and for our solution in particular. To the extent that weak economic conditions or disruptions in the global economy, such as the ongoing European credit crisis, cause our clients and potential clients to freeze or reduce their budgets, demand for our offerings may be negatively affected. Historically, economic downturns have resulted in overall reductions in spending on information technology and TRM as well as pressure for extended billing terms, as occurred during the recent recession. If economic conditions deteriorate or do not materially improve, our clients and potential clients may elect to decrease their information technology and TRM budgets by deferring or reconsidering product purchases, which would limit our ability to grow our business and negatively affect our operating results.

If our offerings fail to perform properly or if they contain technical defects, our reputation could be harmed, our market share could decline and we could be subject to product liability claims.

Our offerings are inherently complex and may contain undetected errors or defects that may result in product failures or otherwise cause our offerings to fail to perform in accordance with client expectations or client contracts. Because our clients use our offerings for important aspects of their business, any errors or defects in, or other performance problems with, our offerings could hurt our reputation and may damage our clients’ businesses. For example, our solution could fail to perform properly, which could result in a hedge failing to be properly accounted for. If our solution fails for any reason, we could lose future sales or our existing subscription and license clients could elect to not renew. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources.

If our offerings fail to perform or contain a technical defect, a client may assert a claim against us for substantial damages, whether or not we are responsible for our offerings’ failure or defect. We do not currently maintain any warranty reserves. Product liability claims could require us to spend significant time and money in litigation or arbitration/dispute resolution or to pay significant settlements or damages. Although we maintain general liability insurance, and coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such product liability claims. Also, our insurer may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any product liability claim successfully brought against us could cause our business to suffer.

We generate a significant portion of our revenues and costs from client agreements denominated in foreign currencies; fluctuations in the exchange rate of foreign currencies could impact our revenues and result in currency transaction losses.

We currently have foreign sales denominated in the Pound Sterling, Canadian dollar, Australian dollar, and the Euro, and may in the future have sales denominated in the currencies of additional countries. In addition, we incur a portion of our operating expenses in the Pound Sterling, Canadian dollar, Australian dollar, Euro, and Indian rupee. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, revenues, financial condition and operating results. We have only engaged in limited foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively and even if we effectively hedge the impact of foreign currency fluctuations on our net income or cash flow, our revenues may be impacted.

We may be unsuccessful in managing or expanding our international operations which could adversely affect our ability to grow.

A key element of our growth strategy is to expand our international operations and client base. We have added employees, offices and clients internationally, particularly in Australia, Austria, Germany, India and the United Kingdom. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks and competition that are different from those in the United States. We cannot assure you that our international expansion efforts will be successful or that returns on such investments will be achieved in the future.

In addition, our international operations may not succeed due to other risks inherent in operating businesses internationally, including:

•	our lack of familiarity with commercial and social norms and customs in international countries, which may harm our ability to recruit, retain and manage employees in these countries;

•	difficulties and costs associated with staffing and managing foreign operations and potentially higher employee costs and difficulty in terminating non-performing employees;

•	the potential diversion of management’s attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•

legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	laws and business practices favoring local competitors and new and different sources of competition;

•	the need to adapt our offerings for specific countries, our ability to comply with differing technical and certification requirements outside the United States;

•	tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates; and

•	restrictions on the transfer of funds.

Our failure to manage any of these risks successfully could harm our existing and future international operations and impair our overall business.

If our security measures are breached and unauthorized access is obtained to a client’s data, our service may be perceived as not being secure and clients may curtail or stop using our solution.

Our solution involves the storage and transmission of clients’ proprietary and confidential information over the Internet, and security breaches, unauthorized access, unauthorized usage, viruses or similar breaches or disruptions could result in loss of this information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client data, which includes confidential financial information, our reputation could be damaged, our business may suffer and we could incur significant liabilities. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and harm our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another SaaS provider, our clients and potential clients may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

Our business is subject to changing regulations regarding accounting rules and government regulations affecting derivatives accounting that may reduce clients’ need for our offerings, increase our costs or otherwise impact our operations.

Our business is subject to changing regulations regarding accounting rules and government regulations affecting derivatives accounting. Such regulations may have significant effects on our clients and their need of our offerings. Any changes in such regulations may require changes to our offerings we sell to clients which may require the devotion of a substantial amount of our time, may be costly and time-consuming to implement or may not be able to be implemented at all. Additionally, if these regulations are simplified, portions of our solution and other offerings could become less valuable or obsolete.

We rely on our management team and may need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend to a significant degree on the skills and continued services of our management team and key sales personnel, especially our Chief Executive Officer and our Chief Technology Officer. The replacement of these individuals likely would involve expenditure of significant time and financial resources, and their loss might significantly delay or prevent the achievement of our business objectives.

Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, sales, marketing and service and support personnel, including members of our management team. Despite the economic downturn, competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. Competition for sales, marketing and technology development personnel is particularly intense in the financial, software and technology industries. If we fail to attract and retain qualified employees, our ability to grow our business could be harmed.

Our hosted solution is delivered primarily out of a single data center. Any disruption of service at this facility and a failure in the transition to our back-up data center upon the failure of our primary data center, could interrupt or delay our ability to deliver our solution to our clients.

We host our solution primarily from a single data center located in Secaucus, New Jersey. We also maintain a back-up data center located in Las Vegas, Nevada, which is designed to go live upon a disruption at our primary data center. We do not have sole control over the operations of these facilities. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Additionally, if there is any delay in or failure to transition to our back-up data center upon a disruption at our primary data center, such delay or failure could interrupt or significantly impair our ability to deliver our solution to our clients.

Our data center facilities providers have no obligations to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements with the facilities providers on commercially reasonable terms or, if in the future, we add additional data center facility providers, we may incur additional costs or experience downtime in connection with the transfer to, or the addition of, new data center facilities.

Any errors, defects, disruptions or other performance problems with our offerings could harm our reputation and may damage our clients’ businesses. Interruptions in our offerings might reduce our revenues, cause us to issue credits to clients, subject us to potential liability, cause clients to terminate their subscriptions or licenses and harm our renewal rates. Our business will also be harmed if our clients and potential clients believe our services are unreliable.

We also depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our offerings or we could be required to retain the services of a replacement bandwidth provider.

Any significant disruption in our SaaS hosting network infrastructure could harm our reputation, require us to provide credits or refunds, result in early termination of a client agreement or a loss of clients and subject us to liability.

Our SaaS hosting network infrastructure is a critical part of our business operations. Our clients access our solution through a browser-based user interface and depend on us for fast and reliable access to our solution. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solution. We may in the future experience disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism, sabotage or other intentional acts of vandalism;

•	unforeseen interruption or damages experienced in moving hardware to a new location;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

Although we replicate our client data and store our data in more than one geographically distinct location at least daily, our infrastructure does not currently guarantee the real-time mirroring of all of our data. Thus, in the event of any of the factors described above, or certain other failures of our computing infrastructure, client data from recent transactions may be permanently lost. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, or refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solution.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, we have increased our annual revenues from $21.9 million in 2009 to $45.0 million in 2011. We have increased our number of full-time employees from 162 as of December 31, 2009 to 363 as of March 31, 2012.

Our principal executive offices are located in New York City. In addition, we have regional offices in Bala Cynwyd, Pennsylvania, Graz, Austria, Gurgaon, India, London, England, Sydney, Australia, and Vienna, Austria and sales offices throughout the world. We may continue to expand our international operations into other countries in the future. We have also experienced significant growth in the number of users, transactions and data that our SaaS hosting infrastructure supports.

Our expansion has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, client base, headcount and operations. We also intend to continue expanding our operations internationally. Such international expansion may expose us to additional international and regional regulations and such regulations could distract or otherwise place additional burdens on our management, operational and financial resources. Creating a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margin or operating expenses in any particular quarter.

As we expand into adjacent markets and introduce new offerings, failure to comply with new and potentially more burdensome laws and regulations in connection with our expanded offerings may harm our business and results of operations.

We have explored, and will continue to explore, the possibility of expansion into new and adjacent markets and the introduction of new offerings. Most recently, our wholly-owned subsidiary, Reval SDR, Inc., has applied to the Commodity Futures Trading Commission, or CFTC, to become a multi-asset class, global swap data repository, or SDR, with plans to service the reporting and compliance requirements of over-the-counter derivative use as specified in the Dodd-Frank Wall Street Reform and Consumer Protection Act. It is uncertain whether such application will be approved by the CFTC or if approved, when or if this subsidiary will commence operations.

Registration to become an SDR, if successful, will require compliance with additional governmental regulations, and our failure to comply with any applicable regulations could expose us to unexpected liability or governmental proceedings, and potentially cause us reputational harm. For example, the current definitional rules applicable to SDRs have not been fully promulgated, and the final version of the regulations could potentially become more burdensome for us to comply with or create increased competition among SDRs, impacting our potential client base. In addition, the future enactment of more restrictive laws or rules at the federal, state or local level, or in foreign jurisdictions at the national, provincial, state or other level, could create additional burdens which may adversely affect our business and operating results.

Efforts to comply with these new and complex regulations may delay and possibly prevent our entry into adjacent markets, or our ability to become an SDR in particular, and more generally may limit our ability to introduce new products or to sell our solution and other offerings to potential clients, or impair the ability of clients to adopt our solution and other offerings. Compliance with these laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to substantial civil or criminal penalties, fines, or claims for damages, and could impair our overall business. Failure to comply with such regulations or to manage such risks successfully could limit our growth and harm our business and results of operations.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our client base and achieve broader market acceptance of our SaaS solution.

We will need to continue to expand our sales and marketing infrastructure in order to grow our client base and our business. We plan to significantly expand our direct sales teams and develop additional strategic alliances. Identifying, recruiting and training these people and entities will require significant time, expense and attention. Our business could be harmed and our financial resources could be diminished if our efforts to expand our direct and indirect sales channels do not generate a corresponding increase in revenues. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to significantly increase our revenues and grow our business.

Because we recognize subscription and support revenues from our clients over the term of their agreements, downturns or upturns in sales and renewals may not be immediately reflected in our operating results.

We recognize subscription and support revenues over the terms of our client agreements, which typically range from one to three years, with some up to five years. As a result, most of our quarterly revenues are generated from agreements entered into during previous quarters. Consequently, a shortfall in demand for our solution or term licensed offerings in any quarter may not significantly reduce our subscription and support revenues for that quarter, but could negatively affect subscription and support revenues in future quarters. In particular, if such a shortfall were to occur in our fourth quarter, it may be more difficult for us to increase our client sales to recover from such a shortfall in future periods as we have historically signed a higher percentage of agreements with new clients and renewal agreements with existing clients in the fourth quarter of each year, often with a significant portion of these agreements signed during the last month of the fourth quarter. Accordingly, the effect of significant downturns in sales of our solution or term licensed offerings may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our subscription and support revenues through additional sales in any period, as revenues from new clients must be recognized over the applicable subscription term.

Further, because the expenses associated with generating client agreements are generally incurred upfront, but the resulting subscription and support revenues are recognized over the life of the client agreement, increased growth in the number of clients may result in our recognition of more costs than subscription and support revenues in the earlier periods of the terms of our agreements even though the client is expected to be profitable for us over the term of the agreement.

We derive a portion of our revenues from perpetual and term licenses which are currently recognized when the implementation services are substantially completed, which is inherently less predictable than subscription revenue recognition and could impact the timing of our revenue recognition.

Through our ecofinance subsidiary, we have sold and will continue to sell perpetual and term licenses and implementation services to clients. Revenues from those agreements are currently recognized when the implementation services are substantially complete as determined in accordance with generally accepted accounting principles in the United States, or GAAP. Since many of our implementation projects are long and complex and substantial completion is reliant on our ability to deliver the services and often on client’s acceptance, the timing of revenue recognition is difficult to predict. This uncertainty, combined with the fact that all of the perpetual license and related services revenues are recognized at once and not spread over the delivery period, can cause our revenues forecast for such licenses in a particular period to deviate substantially from plan.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Fluctuations in our quarterly financial results may be caused by a number of factors, including, but not limited to, those listed below and elsewhere in this prospectus:

•	the extent to which new clients are attracted to our offerings to satisfy their TRM needs and the timing, rate and size of any transactions with such clients;

•	the extent to which existing clients renew or increase their subscriptions to our solution and licenses for our other offerings and the timing of those renewals or increases;

•	changes in billing cycles and the size of advance payments relative to overall contract value in client agreements;

•	the effects of changes in global economic conditions;

•	changes in our pricing policies or those of our competitors;

•	seasonal factors affecting demand for our offerings or potential client purchasing decisions;

•	the amount and timing of operating expenses, particularly sales and marketing, related to the maintenance and expansion of our business, operations and infrastructure;

•

the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic alliances; or

•	other general economic, industry and market conditions.

We believe that our quarterly results of operations, including the levels of our revenues and changes in deferred revenues, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of any one quarter as an indication of future performance. In addition, an increased emphasis on quarterly results may not result in our achievement of long-term business strategies.

We may be exposed to operational failures of financial intermediaries through which clients conduct treasury management or securities transactions from our solution.

As part of our solution, clients may undertake treasury management transactions, such as making payments and importing cash balances, and certain securities trading transactions. Such transactions involve processing through third-party providers that interface with our solution. As a result, we face the risk of operational failure of any of the clearing agents, exchanges, or other financial intermediaries we may use to facilitate such transactions within our solution. Any such failure could adversely affect our ability to effect transactions through our solution or service our clients, and could harm our results of operations.

If we fail to meet our service level commitments to our clients, our clients could terminate their agreements with us or makes claims for breach of these agreements.

If we suffer extended periods of unavailability for our solution, we may be subject to claims for breach of our agreements, we may lose a substantial number of our clients and we may suffer harm to our reputation, any of which could harm our business. Further, some of our client agreements for our solution provide for service level commitments. If we are unable to meet the stated service level commitments, we may be required to issue a credit to qualifying clients up to the value of an entire month of their subscription and support fees with us.

Assertions by a third-party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by increasingly frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we continue to grow, and as the number of products and competitors in our market increases, the possibility of intellectual property rights claims against us may increase. A party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from marketing our solution. In addition, we might be required to seek a license for the use of the infringed intellectual property, which might not be available on commercially reasonable terms, or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant time, effort and expense, and might ultimately be unsuccessful. The occurrence of any of these events could harm our business, operating results, financial condition and cash flows.

We cannot assure you that we do not currently infringe or misappropriate, or that we will not in the future infringe or misappropriate, any third-party patents or other proprietary rights. For instance, because patent applications in the United States and foreign jurisdictions are typically maintained in confidence for up to 18 months after their filing or, in some cases, for the entire time prior to issuance as a U.S. patent, third parties may have earlier filed applications covering methods or other inventions that we consider our trade secrets. Additionally, we have completed several acquisitions in recent years and may be exposed to claims of past or current infringement from the operations of products of such acquired businesses.

Furthermore, many of our client agreements require us to indemnify our clients for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our clients, may deter future clients from subscribing to our offerings or could expose us to litigation for these claims. Even if we are not a party to any litigation between a client and a third-party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

Any intellectual property rights claim against us or our clients, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and financial resources. The absence of any issued patents may not provide meaningful deterrence against third parties alleging that we infringe their patents, particularly against patent holding companies or other adverse patent owners who have no relevant product revenue.

If we are unable to protect and enforce our proprietary rights, our business may be harmed.

We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We do not have any issued patents. Any patents that may issue from future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information and to secure our rights in any intellectual property developed by such parties for us. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our offerings are sold. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Additionally, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and adversely impact our business.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenues.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could impair our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic alliances or other parties with whom we have relationships, thereby limiting our ability to promote our solution. Disruptions in our business caused by these events could reduce our revenues.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the process of integrating ecofinance into our financial accounting systems, and our internal control over financial reporting could be impacted by this integration effort.

Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In connection with this offering, we have begun the process of documenting, reviewing and improving our internal control over financial reporting for compliance with the Sarbanes-Oxley Act, which will require an annual management assessment of and report on the effectiveness of our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission, or SEC, after we become a public company. We have had material weaknesses and significant deficiencies in the past and may have them in the future. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until our first annual report required to be filed with the SEC after the date we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemption under Section 404(b) of the Sarbanes-Oxley Act contained in the JOBS Act. We may remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or certain other events occur, we would cease to be an “emerging growth company” as of the following January 1. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement. In addition, at such time that our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the SaaS TRM market may prove to be inaccurate. Even if this market experiences the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts included in this prospectus should not be taken as indicative of our potential future growth.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our solution.

We use and incorporate “open source” software in our solution. Although we monitor our use of open source software to avoid subjecting our products and services to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to market our solution. In such event, we could be required to seek licenses from third parties in order to continue offering our solution, to make generally available, in source code form, proprietary code that links to or incorporates certain open source modules, to re-engineer our solution, or to discontinue offering our solution if re-engineering cannot be accomplished on a timely basis, any of which could cause us to breach contracts, harm our reputation, result in client losses or claims, increase our costs or otherwise adversely affect our business, operating results and financial condition.

We rely on the availability of third-party technology.

We incorporate certain proprietary third-party technologies into our solution and may desire to incorporate additional third-party technologies, including software programs, into our solution in the future. However, licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. As a result, we could face delays or be unable to make changes to our solution until equivalent technology can be identified, licensed or developed and integrated with our solution. Such delays or an inability to make changes to our solution, if it were to occur, could adversely affect our business, operating results and financial condition.

In addition, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming violations of open source software licenses. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development to change our solution.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our offerings could reduce our ability to compete successfully.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in further debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solution and services;

•	continue to expand our product development, sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

The terms of our existing credit facility with Silicon Valley Bank and future indebtedness could restrict our operations, particularly our ability to respond to changes in our business or to take specified actions.

Our existing credit facility with Silicon Valley Bank, or SVB, contains, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to take actions that may be in our best interests. Our credit facility requires us to satisfy specified financial covenants in the future. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. In the past, we have been in violation of such covenants and could be in violation again in the future. A breach of any of these covenants could result in a default under the credit facility. Upon the occurrence of an event of default, our lender could elect to declare all amounts outstanding under the credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, our lender could proceed against the collateral granted to them to secure such indebtedness. We have pledged all of our assets, other than our intellectual property, as collateral under the credit facility. If our lender accelerates the repayment of borrowings, we may not have sufficient funds to repay our existing debt.

If we fail to effectively manage and develop our strategic alliances, or if those third parties choose not to market and sell or recommend our offerings, our operating results may suffer.

The successful implementation of our strategic goals is dependent, in part, upon on our strategic alliances with thirty party software vendors, consulting firms, resellers, and accounting firms to offer our offerings or refer us to a larger client base than we can reach through our current direct sales and marketing efforts. Some of our strategic alliances are relatively new and, therefore, it is uncertain whether these third parties will be able to market and sell our offerings or refer them successfully to their client base or provide the volume and quality of clients that we currently expect.

Some of these third parties have previously entered, and may in the future enter, into strategic relationships with our competitors. Further, many of our strategic alliances have multiple strategic relationships and they may not regard us as significant to their businesses. Our strategic alliances may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our offerings. Our strategic alliances also may interfere with our ability to enter into other desirable strategic relationships.

If we are unable to manage and develop our strategic alliances, our potential client base may grow more slowly than we anticipate and we may have to devote substantially more resources to the distribution, sales and marketing of our offerings.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. From time to time, we are requested by clients to indemnify them for breach of confidentiality with respect to personal data. Although we typically do not agree to, or contractually limit our liability with respect to, such requests, the existence of such a dispute with a client may have adverse effects on our client relationships and reputation.

We are subject to governmental export and import controls that could subject us to liability, impair our ability to compete in international markets and adversely affect our business.

Our solution is subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our solution must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our solution from being provided to U.S. sanctions targets, our solution and services could be provided to those targets or provided by our customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties and reputational harm. If we fail to comply with U.S. export control laws and import laws, including U.S. Customs regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers.

We incorporate encryption technology into certain of our products. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration. In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our solution or could limit our customers’ ability to implement our solution in those countries. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international sales and adversely affect our revenues.

Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solution, or in our decreased ability to export or sell our solution to existing or potential clients with international operations. These potential changes may also create delays in the introduction and sale of our solution in international markets, prevent our clients with international operations from deploying our solution or, in some cases, prevent the export or import of our solution to certain countries, governments or persons altogether. Any decreased use of our solution or limitation on our ability to export or sell our solution could likely adversely affect our business, financial condition and results of operations.

Failure to comply with such regulations or to manage such risks successfully could result in penalties, costs and restrictions on export privileges, which could harm our existing and future operating results and impair our business.

Our ability to use net operating loss carryforwards to reduce future tax payments is limited and may be limited further if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We have experienced ownership changes in the past and may experience ownership changes in the future and subsequent shifts in our stock ownership. As a result, we are limited and may be limited further in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal income tax purposes.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the exchange on which we list our shares of common stock issued in this offering. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect that these rules and regulations will make it more difficult and more expensive for us to obtain directors and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We plan to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We may remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or certain other events occur, we would cease to be an “emerging growth company” as of the following January 1.

Risks Related to the Securities Markets and Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustainable. The trading prices of the securities of technology companies have been and are expected to continue to be highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our company, our failure to meet these estimates, or failure of those analysts to initiate or maintain coverage of our stock;

•	rating downgrades by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our executive officers, directors and significant stockholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following a decline in stock price. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendations regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

After this offering, it is anticipated that, based on share ownership as of May 1, 2012, including shares issuable upon the exercise of outstanding options exercisable within 60 days of May 1, 2012, our executive officers,

directors and their affiliates will beneficially own or control, directly or indirectly, in the aggregate                    shares of our common stock, or approximately        % of our outstanding shares, or, if the underwriters’ option to purchase additional shares is exercised in full,                 shares of common stock in the aggregate, or approximately     % of our outstanding shares. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying, discouraging or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares. Additionally, affiliates of certain of our directors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of these affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in this prospectus. Of the 50,856,663 shares of our common stock outstanding on March 31, 2012,                 shares are subject to a 180-day contractual lock-up with the underwriters for our initial public offering. These shares can be sold, subject to any applicable volume limitations under federal securities laws, after the earlier of the expiration of, or release from, the 180-day lock-up period. Additionally, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated may, together, in their sole discretion, permit our officers, directors, employees and stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. In addition, as of March 31, 2012, there were 10,271,014 shares subject to outstanding options and 119,048 shares subject to an outstanding warrant that will become eligible for sale in the public market to the extent such options are exercised as permitted by any applicable vesting requirements, and to the extent permitted by the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended.

The 180-day restricted period under the lock-up agreements with the underwriters will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Shares Eligible for Future Sale” for a discussion of these and other transfer restrictions.

Moreover, holders of an aggregate of approximately 50,541,502 shares of our outstanding common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including              shares reserved for future issuance under our equity incentive plans as of                     . Once we register and issue these shares, they will be able to be freely sold in the public market upon issuance, subject to the lock-up agreements, to the extent applicable.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $         in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock but will only own     % of our outstanding shares, exclusive of shares acquired by purchasers in this offering from selling stockholders. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of March 31 2012, 10,271,014 shares of common stock were issuable upon exercise of outstanding stock options with a weighted-average exercise price of $0.63 per share and 119,048 shares subject to an outstanding warrant with an exercise price of $2.10 per share. To the extent that these outstanding options or warrant are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the “Dilution” section of this prospectus.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for capital expenditures and general corporate purposes and working capital, which may in the future include investments in, or acquisitions of, complementary businesses, products, services technologies or assets. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

The issuance of additional stock in connection with acquisitions, our stock incentive plans, or otherwise will dilute all other stockholdings.

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock and up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by existing investors.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facility and any future indebtedness may prohibit us from paying any type of dividends. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law will contain provisions that may have the effect of delaying, discouraging or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws will include provisions that:

•

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of the Delaware General Corporation Law, including Section 203, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying, discouraging or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,”“predict,” “project,” “should,” “will,” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our expectations regarding our revenues, gross margin and expenses;

•	our expectations regarding generating positive cash flows and attaining and maintaining profitability;

•	our ability to compete in our industry;

•	our growth strategy and our growth rate;

•	our ability to attract new clients and retain and upsell existing clients;

•	our ability to manage our international expansion;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our future capital expenditures;

•	our ability to protect our intellectual property rights;

•	our ability to enter new markets;

•	our ability to maintain and grow our strategic alliances;

•	trends in the TRM market;

•	shifts in the mix of our revenues; and

•	our expectations regarding the use of proceeds from this offering.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward looking statements represent our management’s beliefs and expectations as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by ARW, Gartner and Treasury Strategies, or other publicly available information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

The Gartner reports described in this prospectus represent data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner reports speak as of their original publication date, and not as of the date of this prospectus, and the opinions expressed in the Gartner reports are subject to change without notice. The Gartner reports consist of: Gartner, Inc., Forecast: Enterprise Software Markets, Worldwide, 2009-2016, 1Q12 Update (C. Graham, et al, March 2012); and Forecast: Software as a Service, Worldwide, 2010-2015, 2H11 Update (S. Mertz, et al, November 2011).

We have also included in this prospectus industry and market data derived from a report of ARW and reports of Treasury Strategies. The ARW report consists of: Apps Run the World, Treasury & Risk Management, Enterprise Applications Market Report 2010-2015, Profiles of Top 10 Vendors, May 30, 2011. The Treasury Strategies reports consist of: Treasury Strategies, Inc., Treasury in Transformation, Results of Treasury Strategies’ 2008 Global Corporate Treasury and Liquidity Research Program, 2008, and Building the Next Generation of Treasury: Survey Participant Report, March 1, 2012.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                 shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We currently expect to use the net proceeds from this offering for working capital and other general corporate purposes, including, but not limited to, expanding our development, operations, sales and marketing activities, and acquiring property, plant and equipment. We have not allocated specific amounts of net proceeds for any of these purposes. We may also use a portion of the net proceeds that we receive from this offering for investments in or acquisitions of complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions, including restrictions under the terms of the agreements governing our credit facility with SVB.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2012:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into 50,541,502 shares of common stock which will occur automatically upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) our sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the filing of our amended and restated certificate of incorporation, which will occur immediately upon the closing of this offering.

	As of March 31, 2012
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,364	$4,364	$

Long-term debt, including current portion	6,307	6,307
Capital lease obligations, including current portion	824	824
Stock warrant exercisable for 119,048 preferred shares	121	—
Redeemable convertible preferred stock, $0.001 par value; 50,541,502 shares authorized, 50,541,502 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	67,477	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value; 65,000,000 shares authorized, 315,161 shares issued and outstanding, actual; 65,000,000 shares authorized, 50,856,663 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	51
Accumulated other comprehensive loss	264	264
Additional paid-in-capital	1,644	69,191
Accumulated deficit	(52,460)	(52,460)

Total stockholders’ (deficit) equity	(50,552)	17,046

Total capitalization	$24,177	$24,177	$

The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $         assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares of common stock outstanding in the table above does not include:

•

10,271,014 shares of our common stock issuable upon the exercise of stock options outstanding under our 2007 Stock Option and Incentive Plan as of March 31, 2012 at a weighted average exercise price of $0.63 per share;

•

780,269 shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan as of March 31, 2012; provided, however, that in connection with this offering, our 2007 Stock Option and Incentive Plan will terminate so that no further awards may be granted under our 2007 Stock Option and Incentive Plan;

•

an aggregate of up to                  shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective in connection with this offering; and

•	up to 119,048 shares of our common stock issuable upon exercise of an outstanding warrant to purchase Series C preferred stock at a weighted average exercise price of $2.10 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding common stock. At March 31, 2012, after giving effect to the automatic conversion of our preferred stock in connection with this offering, the pro forma historical net tangible book value of our common stock was negative $20.4 million, or a negative $0.40 per share. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the aggregate number of shares of our outstanding common stock.

After giving effect to the sale of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of March 31, 2012 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares in the offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Actual net tangible book value per share as of March 31, 2012	$(55.26)
Increase per share attributable to conversion of preferred stock	$54.86

Pro forma net tangible book value per share before this offering	$(0.40)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease our pro forma as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the dilution per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table sets forth as of March 31, 2012, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us and the selling stockholders, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page on this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased			Total consideration			Weighted average price per share
	Number	Percent		Amount	Percent
(in thousands, except share and per share data)
Existing stockholders			%			%
New investors

Total		100.0%		$	100.0%

The foregoing table does not reflect sales by existing stockholders in connection in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                  shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                  shares, or     % of the total number of shares of our common stock outstanding after this offering. In addition, if the underwriters exercise their option to purchase additional shares from us and the selling stockholders in full, the number of shares held by the existing stockholders after this offering would be reduced to                 , or     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to                 , or     % of the total number of shares of our common stock outstanding after this offering.

The table above also excludes:

•

10,271,014 shares of our common stock issuable upon the exercise of stock options outstanding under our 2007 Stock Option and Incentive Plan as of March 31, 2012 at a weighted average exercise price of $0.63 per share;

•

780,269 shares of our common stock reserved for future issuance under our 2007 Stock Option and Incentive Plan as of March 31, 2012; provided, however, that in connection with this offering, our 2007 Stock Option and Incentive Plan will terminate so that no further awards may be granted under our 2007 Stock Option and Incentive Plan;

•

an aggregate of up to                  shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans, each of which will become effective immediately in connection with this offering; and

•	up to 119,048 shares of our common stock issuable upon exercise of an outstanding warrant to purchase Series C preferred stock at a weighted average exercise price of $2.10 per share.

To the extent that options are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included later in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes.

We have derived the selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements that are included in this prospectus. We have derived the selected consolidated statement of operations data for the year ended December 31, 2008 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements that are not included in this prospectus. We have derived the selected consolidated statement of operations data for the twelve months ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 from our unaudited consolidated financial statements that are not included in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2011 and 2012 and balance sheet data as of March 31, 2012 from our unaudited consolidated financial statements that are included in this prospectus.

Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of our preferred stock into 50,541,502 shares of common stock.

We have prepared the unaudited financial data on the same basis as the audited financial statements. The unaudited consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year.

	Predecessor(1)	Successor(2)
	Period Ended July 1, 2007 (unaudited)	Period Ended December 31, 2007 (unaudited)	Year Ended December 31,				Three Months Ended March 31,
			2008	2009	2010	2011	2011	2012
	(in thousands, except share, per share amounts and percentages)
Consolidated Statements of Operations Data:
Revenues
Subscription and support	$4,888	$4,813	$14,529	$18,651	$28,002	$35,587	$8,630	$9,149
Professional services and other	1,144	2,367	5,512	3,249	4,221	9,384	1,535	3,033

Total revenues	6,032	7,180	20,041	21,900	32,223	44,971	10,165	12,182
Cost of services(3)	1,644	3,425	9,659	10,398	11,543	17,551	3,954	4,965

Gross margin	4,388	3,755	10,382	11,502	20,680	27,420	6,211	7,217
Operating expenses(3)
Sales and marketing	1,445	2,443	7,861	8,928	11,917	20,325	4,312	4,965
Research and development	1,507	2,602	5,717	7,785	9,281	17,180	3,886	4,732
General and administrative	5,017	1,629	5,060	4,793	7,554	9,197	1,841	2,586

Total operating expenses	7,969	6,674	18,638	21,506	28,752	46,702	10,039	12,283

Loss from operations	(3,581)	(2,919)	(8,256)	(10,004)	(8,072)	(19,282)	(3,828)	(5,066)

Foreign currency transactions (loss) gain	(12)	45	(125)	51	(69)	33	39	7
Interest expense	—	—	(10)	(46)	(112)	(209)	(41)	(68)
Other income (loss)	13	50	59	8	(153)	670	144	13

Loss before provision for (benefit from) income taxes	(3,580)	(2,824)	(8,332)	(9,991)	(8,406)	(18,788)	(3,686)	(5,114)
Provision for (benefit from) income taxes	—	—	9	23	98	(1,466)	(288)	(393)

Net loss	$(3,580)	$(2,824)	$(8,341)	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders	$(3,580)	$(2,824)	$(8,341)	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.29)	$—	$(24,460.41)	$(412.57)	$(135.82)	$(78.44)	$(29.52)	$(15.00)

Weighted average common shares outstanding used in computing net loss attributable to common stockholders per share, basic and diluted	12,459,906	—	341	24,272	62,613	220,830	115,113	314,754

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)						$(0.34)		$(0.09)

Pro forma weighted average shares outstanding used in computing pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited)						50,556,306		50,856,256

Other Financial and Operational Data:
Annual Contract Value(4)	NA	$10,615	$15,663	$24,077	$34,524	$37,154	$35,208	$38,378
Retention Rate(5)	NA	96%	84%	89%	92%	90%	N.A.	N.A.
Adjusted Free Cash Flow(6)	$(41)	$898	$(535)	$(3,337)	$1,047	$(10,109)	$(2,876)	$(3,892)
Adjusted Gross Margin(7)	74%	70%	65%	67%	73%	69%	70%	67%

(1)	We acquired Reval.com, Inc. on July 2, 2007. This period represents the operations of Reval.com, Inc. from January 1 through July 1, 2007.
(2)	This period represents our operations with Reval.com, Inc. from July 2, 2007 through December 31, 2007.

(3)	Cost of services and operating expenses include stock-based compensation expenses and depreciation and amortization expenses as follows:

	Predecessor(1)	Successor(2)
	Period Ended July 1, 2007	Period Ended December 31,	Year Ended December 31,				Three Months Ended March 31,
		2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Stock-Based Compensation Expenses:
Cost of services	$—	$4	$8	$33	$19	$17	$3	$7
Sales and marketing	—	4	42	10	69	74	17	20
Research and development	—	61	100	67	123	95	31	21
General and administrative	—	99	140	107	172	165	52	36

Total stock-based compensation expenses	$—	$168	$290	$217	$383	$351	$103	$84

	Predecessor(1)	Successor(2)
	Period Ended July 1, 2007	Period Ended December 31,	Year Ended December 31,				Three Months Ended March 31,
		2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Depreciation and Amortization Expenses:
Cost of services	$53	$1,284	$2,713	$3,145	$2,768	$3,622	$888	$908
Sales and marketing	—	367	733	1,158	1,543	3,370	840	815
Research and development	—	—	—	—	—	—	—	—
General and administrative	20	51	179	269	376	1,324	293	364

Total depreciation and amortization expenses	$73	$1,702	$3,625	$4,572	$4,687	$8,316	$2,021	$2,087

(4)

Annual Contract Value, or ACV, is a measure that we define as the sum of the annual value associated with subscription, term license, and maintenance contracts in effect at a given point in time. For additional information with respect to how we calculate ACV and our use of ACV, see “Management’s Discussion and Analysis—Key Operating Metrics.”

(5)

We measure our retention rates by assessing on a dollar basis the ACV we retain for the same client and product set at the end of a calendar year, regardless of when the client’s contract renewal is made, as measured against the ACV at the beginning of such year excluding any increase in values through upsells during such period, such as from subscriptions to additional modules or the addition of new users. For additional information with respect to how we calculate our retention rate and our use of retention rate, see “Management’s Discussion and Analysis—Key Operating Metrics.”

(6)

See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted free cash flow, a reconciliation between adjusted free cash flow and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure and a discussion about the limitations of adjusted free cash flow.

(7)

Adjusted gross margin is presented as a percentage of total revenues. See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted gross margin, a reconciliation between adjusted gross margin and gross margin, the most directly comparable GAAP financial measure, and a discussion about the limitations of adjusted gross margin.

In the following table, working (deficit) capital is calculated as current assets less current liabilities (other than the current portion of deferred revenue).

	Predecessor(1)	Successor(2)
	As of July 1, 2007 (Unaudited)	As of December 31, 2007 (Unaudited)
			As of December 31,				As of March 31, 2012
			2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$532	$5,504	$4,821	$4,843	$11,717	$4,644	$4,364
Accounts receivable, net	3,540	4,975	5,122	6,686	9,398	9,600	9,825
Working (deficit) capital	(1,227)	7,886	6,500	7,725	12,034	7,144	8,098
Total assets	4,640	36,996	31,472	44,033	71,791	59,204	60,168
Deferred revenue	5,387	7,421	11,047	16,193	21,507	24,069	25,831
Long-term debt, including current portion	164	120	73	929	2,747	4,756	7,131
Redeemable convertible preferred stock	12,972	28,000	28,000	44,146	64,463	67,477	67,477
Total stockholders’ deficit	$(19,366)	$(3,390)	$(11,441)	$(21,211)	$(29,315)	$(46,261)	$(50,552)

(1)	We acquired Reval.com, Inc. on July 2, 2007. This period represents the operations of Reval.com, Inc. from January 1 through July 1, 2007.
(2)	This period represents our operations with Reval.com, Inc. from July 2, 2007 through December 31, 2007.

Non-GAAP Financial Measures

The following table presents a reconciliation of adjusted free cash flow to net cash provided by (used in) operating activities and a reconciliation of adjusted gross margin to gross margin for each of the periods presented:

	Predecessor(1)	Successor(2)
	Period Ended July 1, 2007	Period Ended December 31, 2007	Year Ended December 31,				Three Months Ended March 31,
			2008	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Free Cash Flow to Net Cash Provided by (Used in) Operating Activities:
Net cash provided by (used in) operating activities	$19	$1,675	$27	$(3,354)	$1,183	$(8,698)	$(2,604)	$(3,070)
Capital expenditures	(60)	(777)	(562)	(282)	(1,413)	(1,307)	(272)	(822)
Costs related to acquisitions and other	—	—	—	299	1,277	—	—	—

Adjusted free cash flow	$(41)	$898	$(535)	$(3,337)	$1,047	$(10,005)	$(2,876)	$(3,892)

	Predecessor(1)	Successor(2)
	Period Ended July 1, 2007	Period Ended December 31, 2007	Year Ended December 31,				Three Months Ended March 31,
			2008	2009	2010	2011	2011	2012
	(in thousands)
Reconciliation of Adjusted Gross Margin to Gross Margin:
Gross margin	$4,388	$3,755	$10,382	$11,502	$20,680	$27,420	$6,211	$7,217
Depreciation expenses	53	101	346	478	751	868	202	243
Amortization expenses	—	1,183	2,367	2,667	2,017	2,754	686	665
Stock-based compensation expenses	—	4	8	33	19	17	3	7

Adjusted gross margin	$4,441	$5,043	$13,103	$14,680	$23,467	$31,059	$7,102	$8,132

Gross margin %	73%	52%	52%	53%	64%	61%	61%	59%
Adjusted gross margin %	74%	70%	65%	67%	73%	69%	70%	67%

(1)	We acquired Reval.com, Inc. on July 2, 2007. This period represents the operations of Reval.com, Inc. from January 1 through July 1, 2007.
(2)	This period represents our operations with Reval.com, Inc. as a wholly-owned subsidiary from July 2, 2007 through December 31, 2007.

Adjusted Free Cash Flow

We define adjusted free cash flow as cash flow from operations less capital purchases of property and equipment and adjusted for non-routine items such as costs related to acquisitions. Our management uses adjusted free cash flow as a measure of our liquidity and operating performance as it assists us in assessing our ability to fund our growth. Our management also uses this measure for planning purposes, including the preparation of our annual operating budget; to allocate resources to enhance the financial performance of our business; to evaluate the effectiveness of our business strategies; to provide consistency and comparability with past financial performance; to determine capital requirements; to facilitate a comparison of our results with those of other companies; and in communications with our board of directors concerning our financial performance.

Management believes that the use of adjusted free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operations, and also facilitates comparisons with other peer companies many of which use similar non-GAAP financial measures to supplement their GAAP results. Although adjusted free cash flow or similar metrics are sometimes used by investors and securities analysts in their evaluations of companies, adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted free cash flow does not reflect our future expenditures related to our contractual commitments;

•	adjusted free cash flow does not reflect the non-cash component of employee compensation or depreciation and amortization of property, equipment or intangible assets;

•	adjusted free cash flow does not reflect our acquisition costs with respect to our business acquisitions; and

•	other companies in our industry may calculate adjusted free cash flow or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management does not use adjusted free cash flow in isolation or as a primary performance measure and also uses other measures of operating performance.

Adjusted free cash flow is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. Management compensates for the inherent limitations associated with using the adjusted free cash flow measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of adjusted free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities, as presented above.

Adjusted Gross Margin

We define adjusted gross margin as gross margin plus depreciation, amortization of intangible assets and stock-based compensation expenses classified within the cost of services line item. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent and comparable basis because it excludes items that are not representative of our operating performance and not comparable across periods, particularly the amortization of intangible assets which results from acquisitions. We use adjusted gross margin in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Although we use adjusted gross margin in evaluating our operating performance, adjusted gross margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

Some of these limitations are:

•	adjusted gross margin excludes material costs such as the non-cash component of employee compensation or depreciation and amortization of property, equipment or intangible assets; and

•	other companies in our industry may calculate adjusted gross margin or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

Management does not use adjusted gross margin in isolation or as a primary performance measure and also uses other measures of our operating performance.

Adjusted gross margin is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. Management compensates for the inherent limitations associated with using the adjusted gross margin measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of adjusted gross margin to the most directly comparable GAAP measure, gross margin, as presented above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from our expectations.

Overview

We are a leading, global SaaS provider of comprehensive and integrated treasury and risk management solutions. Our cloud-based software and related offerings enable enterprises to better manage cash, liquidity and financial risk, and include specialized capabilities to account for and report on complex financial instruments and hedging activities. The scope and timeliness of the analytics and data we provide allow chief financial officers, treasurers and finance managers to operate more confidently in an increasingly complex and volatile global business environment.

Our predecessor, Reval.com, Inc., or Reval.com, was organized in 1999 as a Delaware corporation which focused on developing and providing a SaaS hedge accounting, compliance and financial risk management offering. We were organized in June 2007 as a Delaware corporation under the name “Reval Holdings, Inc.” as a holding company and acquisition vehicle to acquire the business of Reval.com. We completed the acquisition of Reval.com in July 2007.

We began generating subscription revenues in 2001. In addition to organically developing our offerings, since our founding we have made two acquisitions designed to solidify our market position and expand our product offerings. In August 2009, we acquired all of the capital stock of FXpress Corporation, or FXpress, a treasury software provider. Our acquisition of FXpress further solidified our position in derivative and exposure management and provided us access to new clients. In December 2010, we acquired all of the capital stock of ecofinance Finanzsoftware & Consulting GmbH, or ecofinance, a leading treasury management software provider operating primarily in the Germanic region, to expand our current SaaS solution to include, among other features, global cash management and liquidity management.

In October 2011, we launched our integrated, expanded all-in-one TRM solution, which includes new solution sets for global cash management and liquidity management, in addition to our existing hedge accounting and compliance, and financial risk management solution sets. Since this launch, we have begun to see new and existing clients adopt our expanded solution. We serve over 550 clients in more than 20 countries, including 92 clients in the Fortune 500 and 30 clients in the Fortune 100.

We generate revenues primarily from the sale of subscriptions to our SaaS solution, professional services for configuration and implementation and other services related to our SaaS solution and other offerings and term licenses associated with offerings acquired from ecofinance. In addition, we generate revenues from perpetual licenses and associated maintenance contracts primarily in the Germanic region related to the acquired ecofinance offerings. We also offer development services associated with client-funded enhancements to our solution. We offer our SaaS subscriptions and term licenses with terms typically ranging from 12 to 36 months. We expect that over time we will generate a smaller proportion of revenues from our perpetual license offerings as we focus more on delivering our offerings on a subscription or term license basis.

Over the past several years, we have achieved significant growth. Our revenues increased from $21.9 million in 2009 to $32.2 million in 2010 and to $45.0 million in 2011. To support our growth, we have also continued to invest heavily in expanding our client base and our technology, and as a result, we recorded operating losses of $10.0 million, $8.1 million, and $19.3 million in 2009, 2010 and 2011, respectively. Our revenue was $10.2 million and $12.2 million for the quarters ended March 31, 2011 and 2012, respectively. Our operating losses were $3.8 million and $5.1 million for the quarters ended March 31, 2011 and 2012, respectively.

Key Operating Metrics

We review four key business metrics to help us monitor the performance of our business and to identify trends affecting our business. These metrics are annual contract value, retention rate, adjusted free cash flow and adjusted gross margin. We believe these metrics are useful to understanding the underlying trends in our business. The following table summarizes our key operating metrics for 2009, 2010 and 2011 and our annual contract value, adjusted free cash flow and adjusted gross margin for the three months ended March 31, 2011 and 2012 (unaudited)).

	Year Ended December 31,			Quarter Ended March 31,
($ in thousands)	2009	2010	2011	2011	2012
Annual contract value	$24,077	$34,524	$37,154	$35,208	$38,378
Retention rate	89%	92%	90%	N.A.	N.A.
Adjusted free cash flow	$(3,337)	$1,047	$(10,109)	$(2,876)	$(3,892)
Adjusted gross margin	67%	73%	69%	70%	67%

Annual Contract Value. Annual contract value, or ACV, is a measure that we define as the sum of the annual value associated with subscription, term license, and maintenance contracts, but does not include any contract value from one-time sources such as professional and development services or perpetual licenses. ACV, in addition to revenues, is a fundamental top-line metric we use to manage our business, as it reflects our annualized contract value in a given period. We typically enter into subscription and term license agreements that are one to three years in length and invoice our clients for subscription and term license fees in annual, ratable increments upon initiation of the initial contract or subsequent renewal. ACV only includes 12 months of subscription and term license value. If pricing on a multi-year, non-cancelable subscription or term license contract has different contract values for different years, we use the average annual value for the entire contracted period in determining ACV. Our maintenance contracts associated with perpetual software licenses generally have a 12 month term and are invoiced annually in advance. We use ACV as one factor to evaluate the results of our operations, generate future operating plans and assess the performance of our company. While we believe that this financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenues recognized in accordance with GAAP. In addition, other companies that charge for some or all of their annual fees in advance, including companies in our industry, may calculate ACV differently or not at all, which reduces its usefulness as a comparative measure.

Retention Rate. The predictability of our future revenues is tied to our ability to retain clients and renew their subscription, maintenance and term license agreements with us. We measure retention rates by assessing on a dollar basis the ACV we retain for the same client and product set at the end of a calendar year, regardless of when the contract renewal is made, as measured against the ACV for such client and product set at the beginning of such year. We exclude any increase in values through upsells during such period, such as from subscriptions to additional modules, price increases, or the addition of new users. For example, if all clients as of January 1st had an aggregate ACV of $10.0 million and during the year one client with ACV of $1.0 million did not renew; our retention rate would be 90%. Similarly, if such client had increased its ACV by the end of the year to $2.0 million our retention rate would remain at 100%, as the upsell is not reflected in our retention rate calculation. Our five year average annual retention rate is approximately 90% as of December 31, 2011. Our use of a retention rate has limitations as an analytical tool, and you should not consider it in isolation. Other companies in our industry may calculate retention rate differently, which reduces its usefulness as a comparative measure. We cannot predict our retention rate in future periods.

Adjusted Free Cash Flow. Our management uses adjusted free cash flow, which we define as cash flow from operations less purchases of property and equipment and adjusted for non-routine items such as costs related to acquisitions. We use this as a measure of liquidity and operating performance as it assists us in assessing our ability to fund our growth. We believe that this measure also provides us with useful information to measure and understand our performance on a consistent and comparable basis. We use adjusted free cash flow in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Adjusted free cash flow is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding adjusted free cash flow and a reconciliation of adjusted free cash flow to net cash (used in) provided by operating activities, the most nearly comparable GAAP measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Adjusted Gross Margin. Our management uses adjusted gross margin as a measure of our operating performance because it does not include the impact of depreciation, amortization of intangible assets and stock-based compensation expenses classified within the cost of services line item. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent and comparable basis because this measure excludes non-cash items that are not representative of our operating performance. We use adjusted gross margin in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Adjusted gross margin is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding adjusted gross margin and a reconciliation of adjusted gross margin to GAAP gross margin, the most nearly comparable GAAP measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Factors Affecting our Performance

The following represents a summary of certain trends and uncertainties, which could have a significant impact on our financial condition and results of operations. This summary is not intended to be a complete list of potential trends and uncertainties that could impact our business in the long or short term. This summary, however, should be considered along with the factors identified in the “Risk Factors” section of this prospectus.

•

Investment in growth. We have aggressively invested, and intend to continue to invest, in expanding our global product development, sales and operations to support our growth. As a result, we have incurred operating losses in all quarters since 2009. Specifically, in each of the quarters ending June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, our cost of services, sales and marketing, research and development, and general and administrative expenses have increased significantly as compared to prior quarters as we prepared for, and continue to support, the launch of our expanded solution in October 2011. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business within our current market and adjacent markets.

•

Success of our expanded TRM solution. Prior to our acquisition of ecofinance in December 2010, our SaaS solution included only our financial risk management and hedge accounting and compliance solution sets. We acquired ecofinance in December 2010 to broaden our solution to include global cash management and liquidity management solution sets. We launched the expanded version of our solution, which now includes all four solution sets, in October 2011, and have begun to see new and existing clients adopt this expanded solution. However, we have limited experience selling this expanded solution in the market and cannot assess what, if any, impact this expansion may have on our selling efforts and its potential impact on our future revenues.

•

Growth of the SaaS TRM market. Our future financial performance and revenue growth depend on the willingness of enterprise clients to use an integrated SaaS TRM solution. Providing enterprises with applications to address their treasury management challenges through an integrated, comprehensive SaaS solution is a developing market and it is not certain whether SaaS TRM offerings will achieve market acceptance and achieve sustained high demand. The competitive dynamics may cause pricing levels, as well as pricing models generally, to change, as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable enterprises to address their TRM needs.

•

Anticipated increase in subscription and support revenues in our total revenue mix. While we historically sold our offerings exclusively on a SaaS subscription basis, acquisitions have brought perpetual licenses into our revenue mix. While we are continuing to sell our ecofinance offerings, primarily in the Germanic region, on a perpetual license basis, we now provide these offerings on a term license basis as well. Over time, we expect that the total mix of our revenues between subscription and support revenues, which includes term licenses, and professional services and other revenues, which includes perpetual licenses, will increasingly shift towards subscription and support revenues as a result of increased adoption of our integrated TRM solution and our planned shift away from perpetual licenses in our acquired ecofinance business.

Key Components of Our Results of Operations

Revenues

We generate revenues primarily in the form of software subscription fees and professional services for configuration, implementation and other services related to our SaaS solution. In addition, we generate revenues from perpetual license fees and maintenance fees associated with acquired offerings from ecofinance and FXpress. At the end of 2011, we also began selling our ecofinance offerings on a term license basis.

Subscription and support revenues

Subscription and support revenues represent subscription fees, maintenance fees associated with our perpetual licenses, and the amortization of fees related to development of enhancements to our SaaS solution, and term license fees

For subscriptions, we recognize subscription revenues ratably over the contract term. For perpetual license arrangements, we recognize maintenance revenues upon substantial completion of the associated implementation services and then ratably over the expected contract term. For development services associated with client-funded enhancements to our solution, we recognize revenues over the greater of three years or the contract term.

For term license arrangements without significant software production, modification, or customization and/or without services that are essential to functionality of the software, we begin recognizing revenues upon the delivery of the software and commencement of the license term ratably over the longer of the contract term or expected customer relationship period. For the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012, there were no material revenues recognized from such arrangements.

For any software arrangements with substantial software production, modification, or customization and/or with services that are essential to the functionality of the software, we recognize revenues using contract accounting. For the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012, there were no material revenues recognized from such arrangements.

We offer our SaaS subscriptions and our term licenses with terms typically ranging from 12 to 60 months.

Professional services and other

Professional services and other revenues represent professional services for configuration, implementation, training and other services related to our solution and also includes our perpetual licenses and the related professional services. We typically recognize revenues from professional services related to our SaaS solution as those services are delivered. We recognize revenues from our perpetual licenses and related professional services upon substantial completion of the delivery of the services.

Invoicing and revenue concentration

We generally invoice our clients for subscription, term license, and maintenance services in advance in annual installments, and typical payment terms provide that our clients pay us within 30 to 60 days of invoice. Amounts that have been invoiced where the client has a legal obligation to pay are recorded in accounts receivable and deferred revenues. We generally invoice our clients for professional services related to our SaaS solution monthly as those services are delivered to clients and for professional services related to our term and perpetual licenses on a milestone basis. We generally invoice perpetual software licenses upon delivery of the software to the client.

For the year ended December 31, 2011, we derived 59% of our revenues from North America, 34% from Europe, and 7% from the Asia-Pacific region. However, our revenues from international sources have increased over time and significantly increased in Europe in 2011 as result of our ecofinance acquisition. We intend to continue to build our international sales operations by increasing our direct sales force and distribution relationships abroad. We expect our international revenues to increase over time, both in absolute dollars and as a percentage of total revenues.

Cost of Services and Gross Margin

Cost of services primarily consists of costs related to personnel and related costs of operations for hosting our SaaS solution, client support, professional services, market data management and our outsourced reporting services, allocated overhead for facilities and operations as well as a significant amount of intangible asset amortization expenses associated with acquired technology from our ecofinance and FXpress acquisitions, related property and equipment depreciation and amortization expenses and stock-based compensation expenses related to employees who provide services. We expect that the amortization of intangible assets expenses included in our cost of services related to technology we acquired in the ecofinance and FXpress acquisitions will decrease over time.

We recognize cost of services expenses related to our SaaS solution as they are incurred while we recognize subscription revenues for the SaaS solution ratably over the subscription term. We recognize professional services expenses related to implementation of the SaaS services as incurred. With respect to our perpetual and term licenses, we defer direct costs related to the implementation of such licenses until the substantial completion of the delivery of the implementation services.

We intend to continue to invest additional resources in expanding the delivery capability of our solution. The timing of these additional expenses could affect our cost of services, both in terms of absolute dollars and as a percentage of total revenues, in any particular quarterly or annual period. In recent years, we have increased our investment in resources to accommodate additional capacity. Many of these investments were fixed and are not expected to vary directly with our revenues. We believe, over the long term, we will be able to reduce our cost of services as a percentage of total revenues to the extent that we achieve the benefits of scale from increased adoption of our TRM solution. However, cost of services as a percentage of total revenues may fluctuate from period to period depending on growth of our professional services and any associated costs relating to the delivery of services such as market data and hosting costs, the timing of sales of perpetual and term licenses, the amount and timing of amortization of intangibles from acquisitions and the timing of significant expenditures.

Gross margin as a percentage of total revenues is affected by two main factors, the mix of SaaS subscriptions, software and services sold and our average contractual selling price. We believe that over time we will achieve improvements in our gross margin both in absolute dollars and as a percentage of revenues as we integrate the acquired operations, decrease our amortization of intangible assets, and capture the operating efficiencies of the overall business. However, our gross margin could fluctuate based on the mix of software and services sold and average contractual selling price, timing of revenue recognition, and any future acquisition activity.

Operating Expenses

Each operating expense category, including cost of services, reflects an overhead expense allocation. We allocate overhead such as rent and employee benefits costs to all departments based on relative headcount. Our operating expenses also include a significant amount of amortization of intangible assets related to the purchase accounting treatment of our historical acquisitions. We expect that the amortization of intangible assets expenses included in our operating expenses will decrease over time.

Sales and marketing. Sales and marketing expenses are recognized as incurred and primarily consist of personnel and related costs for our sales and marketing employees, including salaries, employee benefits, bonuses, commissions, training and allocated overhead, the cost of marketing programs such as online lead generation, promotional and tradeshow events, webinars and other meeting costs, amortization of intangible assets related to trade name and client relationships from our acquisitions and stock-based compensation. Sales incentive compensation is earned and paid partially at the time a client enters into a binding purchase agreement and the remainder when the client pays for the first year of services.

We plan to continue to invest in sales and marketing to expand our global client and revenue base. We expect sales and marketing expenses to increase in absolute dollars and continue to be our largest expenses in absolute dollars and as a percentage of total revenues.

Research and development. Research and development expenses are recognized as incurred and primarily consist of personnel and related costs for our research and development employees, including salaries, employee benefits, allocated overhead and stock-based compensation expenses.

We believe that continued investment in our offerings and SaaS technology is important for our future growth, and therefore, we expect research and development expenses to increase in absolute dollars. A significant portion of our research and development expenses are related to highly trained and educated financial engineers, product specialists and developers with domain expertise in derivatives and financial reporting. We expect that research and development expenses may fluctuate as a percentage of total revenues in the near term as we continue to enhance and extend our offerings, including our integrated TRM solution. However, we expect research and development to generally decrease as a percentage of total revenues over the longer term of our business.

General and administrative. General and administrative expenses primarily consist of personnel and related costs for executive, finance, human resources and administrative personnel, including salaries, employee benefits and allocated overhead, legal and other professional fees, other corporate expenses not allocated to other departments, amortization and depreciation and stock-based compensation expenses.

We expect our general and administrative expenses to increase in terms of absolute dollars and as a percentage of total revenues as we incur additional costs as a publicly traded company.

Interest Expense

Interest expense consists primarily of interest on borrowings under our Silicon Valley Bank, or SVB, credit facility, our Austrian credit facilities, debt issuance costs, and capitalized leases.

Other Income (Loss)

Other income (loss) consists primarily of government research and development subsidies from Austrian governmental authorities in support of the establishment of high technology jobs.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign tax jurisdictions.

As of March 31, 2012, we had U.S. federal net operating loss carryforwards of approximately $49.0 million and Austrian net operating loss carryforwards of approximately $5.6 million. We have engaged in several transactions since our inception that have resulted in a change in control as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, which limits our ability to utilize these U.S. federal net operating loss carryforwards in the future. As of March 31, 2012, $19.9 million of our U.S. federal net operating loss carryforwards were so limited, and if they remain unused, will expire in 2031. At March 31, 2012, we recorded a valuation allowance against the full amount of our U.S. deferred tax assets, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss carryforwards, an adjustment to our net operating loss carryforwards would increase net income or decrease net loss, as applicable, in the period in which we make such a determination. Our Austrian net operating loss carryforwards do not expire and we have not recorded a valuation allowance with respect to these net operating loss carryforwards.

Results of Operations

The following table sets forth our selected consolidated statements of operations data:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Consolidated Statements of Operations Data:
Revenues
Subscription and support	$18,651	$28,002	$35,587	$8,630	$9,149
Professional services and other	3,249	4,221	9,384	1,535	3,033

Total revenues	21,900	32,223	44,971	10,165	12,182
Cost of services(1)	10,398	11,543	17,551	3,954	4,965

Gross margin	11,502	20,680	27,420	6,211	7,217
Operating expenses(1)
Sales and marketing	8,928	11,917	20,325	4,312	4,965
Research and development	7,785	9,281	17,180	3,886	4,732
General and administrative	4,793	7,554	9,197	1,841	2,586

Total operating expenses	21,506	28,752	46,702	10,039	12,283

Loss from operations	(10,004)	(8,072)	(19,282)	(3,828)	(5,066)

Foreign currency transactions gain (loss)	51	(69)	33	39	7
Interest expense	(46)	(112)	(209)	(41)	(68)
Other income (loss)	8	(153)	670	144	13

Loss before provision for (benefit from) income taxes	(9,991)	(8,406)	(18,788)	(3,686)	(5,114)
Provision for (benefit from) income taxes	23	98	(1,466)	(288)	(393)

Net loss	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

(1)	Cost of services and operating expenses include stock-based compensation expenses and depreciation and amortization expenses as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(in thousands)
Stock-Based Compensation Expenses:
Cost of services	$33	$19	$17	$3	$7
Sales and marketing	10	69	74	17	20
Research and development	67	123	95	31	21
General and administrative	107	172	165	52	36

Total stock-based compensation expenses	$217	$383	$351	$103	$84

Depreciation and Amortization Expenses:
Cost of services	$3,145	$2,768	$3,623	$888	$908
Sales and marketing	1,158	1,543	3,370	840	815
Research and development	—	—	—	—	—
General and administrative	269	376	1,323	293	364

Total depreciation and amortization expenses	$4,572	$4,687	$8,316	$2,021	$2,087

The following table sets forth our selected consolidated statements of operations data expressed as a percentage of total revenues:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Consolidated Statements of Operations Data:
Revenues:
Subscription and support	85%	87%	79%	85%	75%
Professional services and other	15	13	21	15	25

Total revenues	100	100	100	100	100
Cost of services	47	36	39	39	41

Gross margin	53	64	61	61	59
Operating expenses:
Sales and marketing	41	37	45	43	41
Research and development	36	29	38	38	39
General and administrative	22	23	20	18	21

Total operating expenses	99	89	103	99	101

Loss from operations	(46)	(25)	(42)	(38)	(42)

Loss before provision for income taxes	(46)	(25)	(41)	(36)	(42)
Provision for (benefit from) income taxes	—	—	(3)	(3)	(3)

Net loss	(46%)	(25%)	(38%)	(33%)	(39%)

Three Months Ended March 31, 2011 and 2012

Revenues

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
Subscription and support	$8,630	$9,149	6%
Professional services and other	1,535	3,033	98%

Total revenues	$10,165	$12,182	20%

Revenues for the three months ended March 31, 2012 increased $2.0 million, or 20%, compared to the three months ended March 31, 2011.

Subscription and support revenues for the three months ended March 31, 2012 increased $0.5 million, or 6%, compared to the three months ended March 31, 2011. This increase was primarily the result of additional subscriptions sold during the preceding 12 months.

Professional services and other revenues for the three months ended March 31, 2012 increased $1.5 million, or 98%, compared to the three months ended March 31, 2011. The increase was due to increases in perpetual license revenues and related professional services of $1.1 million and increases in professional services related to subscriptions of $0.4 million.

Cost of Services

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
Costs of services	$3,954	$4,965	26%
Gross margin %	61%	59%
Adjusted gross margin %	70%	67%

The increase in cost of services was primarily the result of a $0.7 million increase in personnel costs resulting from an increase in headcount, a $0.2 million increase in travel related expenses and a $0.1 million increase in professional fees.

Our gross margin percentage decreased to 59% in the three months ended March 31, 2012 compared to 61% for the three months ended March 31, 2011. This decrease resulted primarily from the above increases in personnel costs, professional fees and travel related expenses which increased 26% while revenues grew at 20%, respectively, during the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Our adjusted gross margin percentage decreased to 67% in the three months ended March 31, 2012 compared to 70% in the three months ended March 31, 2011 primarily due to the above increases in personnel costs, professional fees and travel related expenses. For additional discussion with respect to our calculation of adjusted gross margin, and the limitations of such calculation, see “—Non-GAAP Financial Measures—Adjusted Gross Margin.”

Sales and Marketing Expenses

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
Sales and marketing	$4,312	$4,965	15%
% of total revenues	42%	41%

The increase in sales and marketing expenses from the three months ended March 31, 2011 to the three months ended March 31, 2012 was primarily the result of a $0.5 million increase in personnel costs, a $0.1 million increase in professional fees and a $0.1 million increase in travel related expenses. The increase in personnel costs related primarily to increases in the number of employees and annual salary increases.

Research and Development Expenses

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
Research and development	$3,886	$4,732	22%
% of total revenues	38%	39%

Research and development expenses increased from the three months ended March 31, 2011 to the three months ended March 31, 2012 primarily as a result of a $0.8 million increase in personnel costs resulting in part from investing in our TRM solution and a $0.1 million increase in professional fees.

General and Administrative Expenses

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
General and administrative	$1,841	$2,586	40%
% of total revenues	18%	21%

General and administrative expenses increased from the three months ended March 31, 2011 to the three months ended March 31, 2012 primarily as a result of a $0.4 million increase in personnel costs, a $0.1 million increase in professional fees predominantly for accounting, tax and valuation services and a $0.1 million increase in depreciation related to capital expenditures made since March 31, 2011.

Interest Expense

	Three Months Ended March 31,				% Change
	2011		2012
	(dollars in thousands)
Interest expense	$41		$68		66%
% of total revenues	*	%	*	%

*	Percentage not meaningful.

Interest expense from the three months ended March 31, 2011 to the three months ended March 31, 2012 increased primarily due to interest on increased net borrowings under our SVB facility.

Other Income (Loss)

	Three Months Ended March 31,			% Change
	2011	2012
	(dollars in thousands)
Other income (loss)	$144	$13		(91)%
% of total revenues	1%	*	%

*	Percentage not meaningful.

The $0.1 million decrease in other income from the three months ended March 31, 2011 to the three months ended March 31, 2012 resulted primarily from a reduction of subsidies from Austrian governmental agencies.

Provision for (Benefit from) Income Taxes

	Three Months Ended March 31,		% Change
	2011	2012
	(dollars in thousands)
Provision for (benefit from) income taxes	$(288)	$(393)	36%
% of total revenues	3%	3%

The benefit from income taxes in the three months ended March 31, 2012 resulted primarily from our operating losses and the amortization of intangible assets related to our Austrian tax group.

Years Ended December 31, 2009, 2010 and 2011

Revenues

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Subscription and support	$18,651	$28,002	$35,587	50%	27%
Professional services and other	3,249	4,221	9,384	30%	122%

Total revenues	$21,900	$32,223	$44,971	47%	40%

2011 compared to 2010

Revenues for 2011 increased $12.7 million, or 40%, compared to 2010.

Subscription and support revenues for 2011 increased $7.6 million, or 27%, compared to 2010. This increase was primarily the result of a $4.2 million increase in revenues resulting from the acquisition of new clients through the ecofinance acquisition and a $3.4 million increase in revenues from new and existing clients.

Professional services and other revenues for 2011 increased $5.2 million, or 122%, compared to 2010. The increase was due to an increase in implementation services revenues for ecofinance clients of $3.0 million and perpetual license revenues for ecofinance clients of $2.5 million, partially offset by a reduction of implementation service revenues from our SaaS clients of $0.3 million.

2010 compared to 2009

Revenues for 2010 increased $10.3 million, or 47%, compared to 2009.

Subscription and support revenues in 2010 increased $9.4 million, or 50%, compared to 2009 due to the $2.9 million of revenues from the full year realization of recurring agreements with clients acquired in the FXpress transaction that were only partially recognized in 2009, $6.0 million of additional revenues from new and existing clients, and increased revenues from amortization of client funded enhancements to our SaaS solution of $0.5 million.

The increase in professional services and other revenues of $1.0 million, or 30%, was due to the increased delivery of implementation services to new and existing clients.

Cost of Services

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Cost of services	$10,398	$11,543	$17,551	11%	52%
Gross margin %	53%	64%	61%
Adjusted gross margin %	67%	73%	69%

2011 compared to 2010

The increase in cost of services was primarily the result of a $3.5 million increase related to the acquisition of ecofinance and a $0.8 million increase in personnel costs resulting from an increase in headcount other than ecofinance employees, a $0.7 million increase in amortization of intangible assets expenses related to the amortization of technology acquired with ecofinance, an increase in travel related expenses of $0.2 million and an increase of $0.1 million related to increases in network related communication expenses.

Our gross margin percentage decreased to 61% in 2011 compared to 64% for 2010. This decrease resulted primarily from an increase in the amortization of intangible assets expenses related to technology acquired from ecofinance and an increase in the hiring of professional services and client support personnel in preparation for our October 2011 integrated SaaS TRM solution launch.

Our adjusted gross margin percentage decreased to 69% in 2011 compared to 73% in 2010 primarily due to expense growth related to the acquisition of ecofinance partially offset by growth of our revenues.

2010 compared to 2009

The increase in cost of services was primarily the result of a $1.0 million increase in compensation expenses related to new hires, a $0.5 million increase in communications expenses related to our hosted SaaS environment and a $0.3 million increase in depreciation expenses, offset in part by a $0.7 million decrease in the amortization of intangible assets expenses.

Our gross margin percentage increased from 53% in 2009 to 64% in 2010 primarily due to the decrease in amortization of intangible assets expenses.

Our adjusted gross margin percentage increased from 67% in 2009 to 73% in 2010 primarily due to our revenue growth of 47% and our expense growth of only 21% when excluding the amortization of intangible assets, depreciation and stock-based compensation. For additional discussion with respect to our calculation of adjusted gross margin, and the limitations of such calculation, see “—Non-GAAP Financial Measures—Adjusted Gross Margin.”

Sales and Marketing Expenses

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Sales and marketing	$8,928	$11,917	$20,325	33%	71%
% of total revenues	41%	37%	45%

2011 compared to 2010

The increase in sales and marketing expenses from 2010 to 2011 was primarily the result of a $2.3 million increase resulting from the acquisition of ecofinance, an additional $1.8 million increase in amortization of intangible assets expenses associated with the acquisition of ecofinance, a $1.8 million increase in personnel costs, a $1.1 million increase in advertising and promotional expenses and a $0.6 million increase in professional consulting fees. The increase in personnel costs related primarily to increases in the number of employees, annual salary increases, and sales commissions, and the increases in advertising and promotion expenses and professional consulting fees related to the October 2011 launch of our integrated TRM solution.

2010 compared to 2009

The increase in sales and marketing expenses from 2009 to 2010 was primarily the result of a $1.8 million increase in personnel costs, a $0.4 million increase in amortization of intangibles expenses associated with the acquisition of FXpress, a $0.3 million increase in travel and related expenses and a $0.2 million increase in advertising and promotional expenses. The increase in personnel costs related primarily to increases in the number of employees, annual salary increases, and sales commissions.

Research and Development Expenses

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Research and development	$7,785	$9,281	$17,180	19%	85%
% of total revenues	36%	29%	38%

2011 compared to 2010

Research and development expenses increased from 2010 to 2011 primarily as a result of a $4.7 million increase resulting from the acquisition of ecofinance and a $2.7 million increase resulting from an increase in the number of employees, annual salary increases, and incentive bonuses as we invested in our TRM solution, and an increase in occupancy costs.

2010 compared to 2009

Research and development expenses increased from 2009 to 2010 primarily as a result of a $1.8 million increase in personnel costs related primarily to increased headcount, annual salary increases, incentive bonuses, and a $0.1 million increase in allocated overhead, and was offset by a reduction of $0.6 million in professional fees primarily related to changing the consultants at our Indian operations to direct employees.

General and Administrative Expenses

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
General and administrative	$4,793	$7,554	$9,197	58%	22%
% of total revenues	22%	23%	20%

2011 compared to 2010

General and administrative expenses increased from 2010 to 2011 primarily as a result of a $1.7 million increase from the acquisition of ecofinance, an increase of $0.5 million in amortization of intangibles associated with the acquisition of ecofinance, an increase of $0.4 million in depreciation expenses, and an increase of $0.4 million in professional service fees related to accounting and legal services, an increase of $0.2 million in personnel costs related to increase in headcount, annual salary increases, and incentive bonuses offset in part by a $1.3 million reduction in transaction costs associated with the acquisition of ecofinance.

2010 compared to 2009

General and administrative expenses increased from 2009 to 2010 primarily as a result of a $1.4 million increase in personnel costs related to an increase in headcount, annual salary increases, and incentive bonuses, an increase of $1.0 million in transaction costs associated with the acquisition of ecofinance, and an increase of $0.4 million in allocated overhead and other.

Interest Expense

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Interest expense	$(46)	$(112)	$(209)	143%	87%
% of total revenues	*	*	*

*	Percentage not meaningful.

2011 compared to 2010

Interest expense from 2010 to 2011 increased by $0.1 million primarily due to the full year effect of interest from our $1.0 million SVB equipment loan.

2010 compared to 2009

Interest expense increased by $0.1 million from 2009 to 2010 due to the incurrence of a $1.0 million equipment loan with SVB in 2010.

Other Income (Loss)

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Other income (loss)	$8	$(153)	$670	*	*
% of total revenues	*	*	1%

*	Percentage not meaningful.

2011 compared to 2010

The $0.8 million increase in other income from 2010 to 2011 resulted primarily from the acquisition of ecofinance which receives subsidies from Austrian government agencies in support of research and development grants and local employment commitments of $0.6 million.

2010 compared to 2009

The $0.2 million decrease in other income from 2009 to 2010 resulted primarily from miscellaneous other state and local franchise taxes incurred by us in 2010.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
	(dollars in thousands)
Provision for (benefit from) income taxes	$23	$98	$(1,466)	*	*
% of total revenues	*	*	3%

*	Percentage not meaningful.

2011 compared to 2010

The benefit from income taxes in 2011 primarily resulted from the reversal of deferred tax liabilities in our Austrian tax group related to the acquisition of ecofinance.

2010 compared to 2009

In 2009 and 2010, we recorded income taxes that were principally attributable to foreign taxes in 2010.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2012. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(in thousands, except per share data)
Revenues
Subscription and support	$6,197	$6,886	$7,371	$7,548	$8,630	$8,721	$8,972	$9,264	$9,149
Professional services and other	1,271	1,073	1,078	799	1,535	2,147	2,094	3,608	3,033

Total revenues	7,468	7,959	8,449	8,347	10,165	10,868	11,066	12,872	12,182
Cost of services(1)	3,181	3,141	2,507	2,714	3,954	4,162	4,510	4,925	4,965

Gross margin	4,287	4,818	5,942	5,633	6,211	6,706	6,556	7,947	7,217
Operating expenses(1)
Sales and marketing	2,766	3,133	2,702	3,316	4,312	5,103	4,905	6,005	4,965
Research and development	2,216	2,309	2,407	2,349	3,886	4,420	4,381	4,493	4,732
General and administrative	1,318	1,460	1,420	3,356	1,841	2,056	2,341	2,959	2,586

Total operating expenses	6,300	6,902	6,529	9,021	10,039	11,579	11,627	13,457	12,283
Loss from operations	(2,013)	(2,084)	(587)	(3,388)	(3,828)	(4,873)	(5,071)	(5,510)	(5,066)
Foreign currency transactions (loss) gain	(67)	(40)	71	(33)	39	(1)	(64)	59	7
Interest expense	(20)	(23)	(28)	(41)	(41)	(38)	(34)	(96)	(68)
Other (loss) income	(43)	(45)	(64)	(1)	144	258	199	73	13
Loss before provision for (benefit from) income taxes	(2,143)	(2,192)	(608)	(3,463)	(3,686)	(4,658)	(4,970)	(5,474)	(5,114)
Provision for (benefit from) income taxes	—	10	69	19	(288)	(363)	(388)	(427)	(393)

Net loss	$(2,143)	$(2,202)	$(677)	$(3,482)	$(3,398)	$(4,295)	$(4,582)	$(5,047)	$(4,721)

Net loss attributable to common stockholders	$(2,143)	$(2,202)	$(677)	$(3,482)	$(3,398)	$(4,295)	$(4,582)	$(5,047)	$(4,721)

Net loss attributable to common stockholders per share, basic and diluted	$(34.23)	$(35.17)	$(10.81)	$(55.61)	$(29.52)	$(24.86)	$(16.48)	$(16.04)	$(15.00)

Weighted average common shares outstanding used in computing net loss attributable to common stockholders per share, basic and diluted	62,613	62,613	62,613	62,613	115,113	172,737	277,989	314,661	314,754

(1) Cost of services and operating expenses include stock-based compensation expenses and depreciation and amortization expenses as follows:

	Quarter Ended
(in thousands)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Stock-Based Compensation Expenses:
Cost of services	$2	$6	$6	$5	$3	$3	$3	$8	$7
Sales and marketing	12	20	19	19	17	16	15	26	20
Research and development	20	34	34	34	31	30	13	22	21
General and administrative	33	46	46	47	52	54	22	36	36

Total stock-based compensation expenses	$67	$106	$105	$105	$103	$103	$53	$92	$84

	Quarter Ended
(in thousands)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
Depreciation and Amortization Expenses:
Cost of services	$980	$994	$398	$396	$888	$919	$915	$900	$908
Sales and marketing	478	478	294	294	840	865	845	821	815
Research and development	—	—	—	—	—	—	—	—	—
General and administrative	100	104	84	86	293	314	353	364	364

Total depreciation and amortization expenses	$1,558	$1,576	$776	$776	$2,021	$2,098	$2,113	$2,085	$2,087

Quarterly Trends

All revenues and expenses increased in the first quarter of 2011 primarily as a result of the acquisition of ecofinance on December 31, 2010.

Subscription and support revenues have generally increased sequentially in each of the quarters presented primarily due to new clients, renewals of existing clients, and upselling additional subscriptions to existing clients.

Professional services and other revenues fluctuate with the level of services provided to clients implementing subscriptions or licenses. Perpetual license revenues are recognized upon substantial completion of the delivery of the service. In the fourth quarter of 2011, professional and other revenues increased $1.1 million as a result of a spike in the number of significant ecofinance perpetual license implementations completed in the quarter. In the first quarter of 2012, the number of significant implementations completed were more in line with historical norms.

Total operating expenses have increased in absolute dollars in most of the quarters presented, primarily due to increased salaries and benefits associated with the hiring of additional personnel in sales and marketing, research and development and general and administrative functions to support the growth of our business. In the fourth quarter of 2010, we recognized a non-recurring charge of $1.3 million related to the acquisition of ecofinance. General and administrative costs increased in the third and fourth quarters of 2011 primarily due to increased headcount and outside services fees related to both the overall growth of our business and in preparation for our initial public offering. In the fourth quarter of 2011, we launched our expanded TRM solution and, as a result, incurred significantly higher sales and marketing costs than in the first quarter of 2012.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations primarily from cash from operations, private placements of preferred stock, and borrowings under our credit facilities. As of March 31, 2012, we had cash and cash equivalents of $4.4 million, accounts receivable of $9.8 million and amounts due under our SVB credit facility and Austrian credit facilities of $6.2 million in the aggregate.

At March 31, 2012, our principal sources of liquidity were $4.4 million of cash, our $10.0 million revolving line of credit facility with SVB and $1.1 million from our Austrian credit facilities as described below under “—Financing Arrangements.”

The following table sets forth our cash and cash equivalents as of December 31, 2009, 2010 and 2011, and as of March 31, 2012 :

	As of December 31,			As of March 31, 2012
	2009	2010	2011
	(dollars in thousands)
Cash and cash equivalents	$4,843	$11,717	$4,644	$4,364

The following table sets forth our cash flows for 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012:

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
	(dollars in thousands)
Cash flows (used in) provided by operating activities	$(3,354)	$1,183	$(8,802)	$(2,604)	$(3,070)
Cash used in investing activities	(12,595)	(15,338)	(3,268)	(1,171)	(822)
Cash provided by financing activities	15,971	21,029	4,660	2,870	3,676

Effect of exchange rate changes on cash and cash equivalents	—	—	337	270	(64)

Increase (decrease) in cash and cash equivalents	$22	$6,874	$(7,073)	$(635)	$(280)

Cash Flows

Operating Activities

Operating activities used $3.1 million of cash during the first quarter of 2012. The cash flows from operating activities primarily resulted from our net loss of $4.7 million, partially offset by net non-cash charges of $1.9 million, consisting primarily of $1.6 million in amortization of intangible assets expenses, $0.5 million in depreciation expenses, and $0.1 million in stock-based compensation expenses partially offset by deferred taxes of $0.3 million, and the impact of changes in operating assets and liabilities consisting primarily of a $0.2 million increase in accounts receivable, an increase in prepaid expenses and other current assets from $2.5 million to $4.0 million as a result of increases in deferred costs related to our initial public offering, implementation of ecofinance perpetual licenses and increases in other prepaid expenses, a decrease of $0.3 million in accounts payable, accrued expenses and other current liabilities as a result of growth in operating expenses, and an increase of $1.6 million in deferred revenues as advanced invoicing increased as revenues continued to grow.

Operating activities used $8.8 million of cash in 2011. The cash flows from operating activities primarily resulted from our net loss of $17.3 million, partially offset by net non-cash charges of $6.9 million, consisting primarily of $6.8 million in amortization of intangible assets expenses, $1.6 million in depreciation expenses, and $0.4 million in stock-based compensation expenses, partially offset by deferred taxes of $2.0 million. The cash flows from operating expenses was also impacted by changes in operating assets and liabilities consisting primarily of a $0.4 million increase in accounts receivable, an increase in prepaid expenses and other current assets of $0.6 million to $2.5 million as a result of increases in deferred costs related to implementation of ecofinance perpetual licenses and the deferral of costs related to the initial public offering, an increase of $0.2 million in accounts payable, accrued expenses and other current liabilities as a result of growth in operating expenses, and an increase of $2.6 million in deferred revenues due to increased subscriptions as revenues continued to grow.

Operating activities provided $1.2 million of cash in 2010. The cash provided in operating activities primarily resulted from our net loss of $8.5 million that was offset by net non-cash charges of $5.3 million, consisting primarily of $3.6 million in amortization of intangible assets, $1.0 million in depreciation expenses, and $0.4 million in stock-based compensation expenses, and the impact of changes in operating assets and liabilities consisting primarily of an increase of $1.5 million in accounts receivable as a result of increased invoicing, an increase of $2.8 million in accounts payable, accrued expenses and other current liabilities, and an increase of $3.3 million in deferred revenues due to increased subscriptions.

Operating activities used $3.4 million of cash in 2009. The cash used in operating activities primarily resulted from a net loss of $10.0 million, offset by net non-cash charges of $4.8 million, consisting primarily of $3.9 million in amortization of intangible assets, $0.7 million in depreciation expenses, and $0.2 million in stock- based compensation expenses, and the impact of changes in operating assets and liabilities consisting primarily of an increase of $0.7 million in accounts receivable as a result of increased invoicing, and an increase of $3.1 million in deferred revenues due to increased subscriptions.

Investing Activities

Cash used in investing activities of $0.8 million in the first quarter of 2012 primarily resulted from acquisition of capital equipment.

Cash used in investing activities of $3.3 million in 2011 primarily resulted from $2.0 million used for post-closing payments associated with our acquisition of ecofinance and $1.3 million used for the acquisition of capital equipment.

Cash used in investing activities of $15.3 million in 2010 primarily resulted from $13.9 million used for our acquisition of ecofinance and $1.4 million used for the acquisition of capital equipment.

Cash used in investing activities of $12.6 million in 2009 primarily resulted from $12.3 million used for our acquisition of FXpress and $0.3 million used for the acquisition of capital equipment.

Financing Activities

Cash from financing activities of $3.7 million in the first quarter of 2012 resulted from long-term borrowings of $6.5 million under our new SVB credit facility, partially offset by repayments of long-term debt of $2.7 million under our prior SVB facility and repayments of capital leases of $0.1 million.

Cash from financing activities of $4.7 million in 2011 primarily resulted from long-term borrowings of $3.2 million under our SVB and Austrian credit facilities, and net proceeds of $3.0 million from the issuance of our Series C preferred stock in 2011, partially offset by repayments of long-term debt of $1.1 million under our credit facilities and repayments of capital leases of $0.6 million.

Cash from financing activities of $21.0 million in 2010 primarily resulted from $20.3 million of net proceeds from the issuance of our Series C preferred stock in 2010, and borrowings of long-term debt of $1.1 million under our SVB credit facility, partially offset by repayments of long-term debt under capital leases of $0.4 million.

Cash from financing activities of $16.0 million in 2009 primarily resulted from $16.1 million of net proceeds of the issuance of our Series B preferred stock.

Operating and Capital Expenditure Requirements

We believe that our existing cash and cash equivalents, our cash flow from operating activities and our net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. To the extent our cash and cash equivalents, cash flow from operating activities, and net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of, or investments in, businesses, our offerings or technologies. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

Our future capital requirements will depend on many factors, including the following:

•	the revenues generated by our offerings;

•	costs of operations, including costs relating to expansion, growth into new or adjacent markets, and transition to a public company;

•	potential expansion of our operations to additional locations;

•	the emergence of competing or complementary technological developments; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Our annual capital expenditures generally have varied between approximately 3.0% and 4.0% of annual revenues. We believe future capital expenditures are likely to be consistent with historical experience with variations above or below the range depending upon our need to make additional investments for capital equipment for international hosting locations.

Contractual Obligations

A summary of our contractual commitments and obligations as of December 31, 2011 is as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations(1)	$3,949	$1,693	$1,866	$390	$—
Capital lease obligations	876	480	350	46	—
Operating lease obligations	9,462	2,235	3,767	3,460	—

Total contractual obligations	$14,287	$4,408	$5,983	$3,896	$—

(1)	Long-term debt represents the principal amount of loans with a weighted average interest rate of 5.0% as of December 31, 2011.

See “—Financing Arrangements” below for a description of our payment obligations under our credit facilities. As of March 31, 2012, our long-term debt was $5.2 million.

Acquisitions

ecofinance Finanzsoftware & Consulting GmbH

On December 31, 2010, we acquired all of the capital stock of ecofinance, a leading treasury management software provider operating primarily in the Germanic region. Prior to our acquisition, while clients could access ecofinance’s offerings on either a hosted or on-premise basis, the license model was perpetual. We acquired ecofinance to expand our current SaaS solution to include, among other features, global cash management and liquidity management. Our acquisition of ecofinance also strengthened our international position in treasury and risk management and provided us access to new clients in Europe. We paid $18.4 million for the acquisition of ecofinance and paid transaction costs of $1.3 million.

FXpress Corporation

On August 21, 2009, we acquired all of the capital stock of FXpress, a treasury software provider. Our acquisition of FXpress further solidified our position in derivative and exposure management and provided us access to new clients. We paid $12.5 million for the acquisition of FXpress and paid transaction costs of $0.3 million.

Financing Arrangements

In March 2012, our wholly-owned subsidiary, Reval.com, Inc., entered into an amended and restated credit facility with Silicon Valley Bank, or SVB, comprised of a $10.0 million revolving line of credit, a $5.0 million term loan, and a $1.5 million letter of credit and other bank product facility, or the New SVB Facility. The New SVB Facility refinanced our previous facility with SVB, which was comprised of a $5.0 million revolving line of credit, a $1.0 million equipment loan and a $2.0 million term loan, or the Prior SVB Facility.

Under the New SVB Facility, borrowings under the revolving line of credit bear interest at a floating rate based on SVB’s prime rate plus 1.75%. The term loan bears interest at a floating rate based on SVB’s prime rate plus 2.25%. Borrowings under the letter of credit and other bank products portion bear interest at 2.0%. As of March 31, 2012, SVB’s prime rate was 4.0%. Borrowings under the revolving line of credit are limited to a borrowing base formula of 85.0% of eligible accounts receivable as defined in the loan agreement with SVB. Principal and interest payments under the New SVB Facility are payable monthly. The revolving line of credit and letter of credit and other bank product facility each mature in March 2014 and the maturity date of the term loan is December 2015.

The proceeds of the $5.0 million term loan under the New SVB Facility were utilized to repay all amounts outstanding under the Prior SVB Facility and for general corporate purposes. Prior to the execution of the New SVB Facility we were in default under the Prior SVB Facility due to the breach of the minimum liquidity covenant in such facility. SVB waived this breach in connection with the execution of the New SVB Facility. As March 31, 2012, there was $5.0 million outstanding under the term loan, $1.5 million outstanding under the revolving line of credit, and $0.6 million outstanding under the letter of credit and other bank product portion of the facility.

The New SVB Facility requires immediate repayment upon an event of default, as defined in the SVB agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. The New SVB Facility also contains customary negative covenants with respect to our operations, including requirements with respect to monthly working capital levels, and effective as of January 15, 2013, an adjusted quick ratio financial covenant. The New SVB Facility is secured by substantially all of our assets other than our intellectual property. In connection with the New SVB Facility, we also issued SVB a warrant to acquire 119,048 shares of our Series C preferred stock at an exercise price of $2.10 per share which is the price paid by the other investors in our December 2010 private placement of shares of our Series C preferred stock.

Upon our acquisition of ecofinance in December 2010, we assumed outstanding loans of ecofinance. These loans were provided by Steiermarkische Bank und Sparkassen AG, or Exportfondrahmenkredit, for $0.7 million and Osterreichische Forschungsforderungsgesellschaft mgH (FFG), or Forschung, for $0.5 million as of December 31, 2011.

The initial loan from Exportfondrahmenkredit was a term loan repaid in full in June 2011. In October 2011, ecofinance entered into a new loan with Exportfondrahmenkredit to be utilized to encourage export sales by ecofinance. The loan does not have a specific maturity date, but is callable by either party upon ten days’ notice before each quarter end. Certain accounts receivable of ecofinance secure this loan. Interest under this loan is payable quarterly and is calculated at a floating rate, which was 2.0% at March 31, 2012. The outstanding principal balance under this loan at March 31, 2012 was $0.7 million, and this loan does not contain any restrictive covenants.

The loans by Forschung are unsecured and are utilized for research and development activities. The Forschung loans bear interest at variable rates ranging from 2.0% to 2.5% per annum payable semi-annually. At March 31, 2012, the outstanding balance under the Forschung loans was $0.5 million and the loans under this facility mature from 2014 to 2016. This facility does not contain any restrictive covenants.

Seasonality

We have historically experienced seasonality in sales of our offerings, with a higher percentage of our clients entering into new subscription agreements and renewals in the fourth quarter, and we expect this trend to continue. However, this seasonality is not generally reflected in our revenues as revenues from these offerings are recognized over the term of the applicable subscription or term license and when the implementation is substantially completed for our perpetual licenses.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in 2009, 2010 or 2011 or in the three months ended March 31, 2012.

Critical Accounting Policies and Judgments

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, impairment of goodwill, stock-based compensation, valuation of accounts receivable and deferred tax assets, and any liabilities from uncertain tax positions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that, of our significant accounting policies, which are described in note three to our financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

We recognize revenues from two sources, subscription and support and professional services and other. Our subscription and support revenues include subscription fees from clients accessing our SaaS solution or receiving reports utilizing our SaaS solution, term license revenues from clients who have executed term licenses for certain of our offerings, maintenance services related to perpetual licenses, and the amortized value of client-funded development enhancements to our SaaS solution. Maintenance services are sold in conjunction with perpetual licenses and not subscriptions. Generally, our subscription arrangements with clients do not provide the client with the right to take possession of the software supporting our SaaS solution. Professional services and other revenues include fees from perpetual software licenses and consulting services related to both subscriptions and perpetual licenses to support business process mapping, configuration, data migration, integration and training. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenues, depending on whether our revenue recognition criteria have been met.

We recognize revenues from these sources when all of the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or the services have been rendered;

•	the fee is fixed or determinable; and

•	collectability is probable.

If an agreement contains non-standard acceptance terms or requires non-standard performance criteria to be satisfied, we defer the revenues until these conditions are satisfied. We consider signed subscription and other agreements as evidence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess cash collectability based on a number of factors, including past collection history with the client and the client’s creditworthiness. If we determine that collectability is not reasonably assured, we defer revenue recognition until collectability becomes reasonably assured, which is generally upon receipt of the cash. Our arrangements are generally non-cancellable, though clients typically have the right to terminate their agreement for cause if we materially fail to perform.

Generally, revenues from new client acquisition is generated under sales agreements with multiple elements, comprised of subscription and support fees from clients accessing our SaaS solution and services. We evaluate each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. This requires us to determine the stand alone value and vendor-specific objective evidence, or VSOE, of fair value to allocate the selling price to each deliverable. We believe that subscription and support have stand alone value because we routinely sell them separately. VSOE of the subscription services was established through utilization of substantive renewals. We believe professional services have standalone value because there are several third party vendors that historically have provided similar professional services to clients on a stand alone basis. VSOE of the professional services was established based on standard daily rates. Any services that do not have stand alone value, including any customized development services for our SaaS solution, are recognized along with the subscription period over the longer of the remaining subscription term or the estimated client relationship period of three years, assuming all of the revenue recognition criteria have been met.

We do not sell our licensed software products or implementation services separately; therefore VSOE cannot be established on the perpetual software license element or the professional services element of the multi-element contract. However, maintenance is sold separately. We use the substantive annual renewals as a basis to establish VSOE on the maintenance element of the contract. We use the residual method to allocate revenues between components without VSOE, such as the perpetual license element and professional services element, on the one hand, and maintenance element which has VSOE, on the other hand.

We recognize the total contracted subscription revenues ratably over the contracted term of the subscription agreement. Subscription terms commence on the later of the start date specified in the subscription arrangement, the date the client’s service is provisioned or when all of the revenue recognition criteria have been met. We generally consider delivery to have occurred upon provisioning of the service, which is the point in time that a client is provided access to use our solution. We defer all revenues from our perpetual software licenses, professional services and maintenance contracts until substantial completion and delivery of the services to the client. We define substantial completion and delivery of the services as either signed or contractual acknowledgment of acceptance by the client or final payment of outstanding invoices for services delivered to the client enabling the client to utilize the software in operations. This may occur with or prior to completion of supplemental reports or training activities. We recognize maintenance contract revenues ratably over the contract period after substantial completion and delivery of the services.

Purchase Accounting

We accounted for the acquisitions of FXpress and ecofinance using the purchase method of accounting for acquisitions. As a result, the purchase price for each of the transactions has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. We applied significant judgment and estimates in determining the fair values of the assets acquired and their useful lives. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment annually and more frequently if certain events occur.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of acquired entities. We perform a goodwill impairment test annually and more frequently if an event or circumstance indicates that an impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business climate, among other things. We operate as one operating segment with two reporting units for goodwill impairment testing purposes. The annual goodwill impairment test is a two-step process. First, we determine if the carrying value of our related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we compare the implied fair value of the goodwill to our carrying amount to determine if there is an impairment loss. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates that we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges. Any write-down could have a material adverse effect on our consolidated financial statements. As of March 31, 2012, we had goodwill of $28.8 million. Based on our most recent annual impairment review, we have determined that, as of December 31, 2011, no reporting unit was at risk of impairment.

Stock-Based Compensation

We measure and recognize compensation expenses for all share-based payment awards granted to our employees, consultants and directors based on the estimated fair value of the award on the grant date. We use the Black-Scholes-Merton, or Black-Scholes, valuation model to estimate the fair value of stock option awards. The fair value is recognized as expenses, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Stock-based compensation expenses are classified in the statements of operations based on the functional area to which the related recipients belong.

The determination of the grant date fair value of options using an option-pricing model is affected by the estimated fair value of our common stock as well as assumptions regarding a number of other complex and subjective variables. In addition to the fair value of our common stock, these variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuation Methodologies” below.

•	Expected term. The expected term was estimated using the vesting period of the option.

•

Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers were self-designated and consist of an average of thirteen public companies in the technology industry that grant options with substantially similar terms. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,
	2009	2010	2011
Expected volatility	42%	40%	40%
Expected dividend yield	—	—	—
Expected term	4 years	4 years	4 years
Risk-free rate	1.43%	2.58%	0.27%

Stock-based compensation expenses totaled $0.2 million, $0.4 million, $0.4 million and $0.1 million, respectively, in 2009, 2010, 2011 and the three months ended March 31, 2012, respectively. At March 31, 2012, we had $0.8 million of unrecognized stock-based compensation expenses, which will be recognized over the weighted average remaining vesting period of three years.

Determination of the Fair Value of Common Stock on Grant Dates

The following table summarizes by grant date the number of shares of common stock subject to stock options granted since January 1, 2010, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
March 31, 2010	100,000	$0.84	$0.84
April 27, 2010	1,732,526	0.84	0.84
October 3, 2011	1,588,000	1.16	1.16

We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Code and related regulations issued by the Internal Revenue Service, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. We performed these contemporaneous valuations as of August 21, 2009, May 31, 2011 and March 1, 2012. We used an independent third-party valuation firm to assist us with the development of these contemporaneous valuations. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant in each valuation conducted, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed by our management, a range of factors, assumptions and methodologies were used. The significant factors included:

•	the fact that we are a privately held technology company and our common stock is illiquid;

•	the prices paid in recent transactions involving our capital stock;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock of liquidation preference rights of preferred stock for certain valuation scenarios;

•	our stage of development and business strategy;

•	the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held technology companies.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of our shares of common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current business conditions, whether significant business changes had occurred such as an acquisition, and the market performance of comparable publicly traded companies.

There are significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expenses, net loss and net loss per common share could have been significantly different.

Common Stock Valuation Methodologies

For the contemporaneous valuations of our common stock, our management estimated, as of each valuation date, our enterprise value on a continuing operations basis, primarily using the income or market approaches, which are both acceptable valuation methods in accordance with the Practice Aid, or the pricing of recent transactions involving our equity securities, which we view as a strong indicator of the value of illiquid securities such as our common stock.

Within the income approach, we used the discounted cash flow method based on management’s financial forecasts and projections, as described in further detail below. When we used the market approach, we used the guideline transaction methodologies based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, as described further below.

Income Approach

The discounted free cash flow method is based on the premise that our enterprise value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of our business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows. The calculation of our enterprise value using the discounted free cash flow method requires the following steps:

•	the determination of our projected future free cash flows;

•	the determination of our terminal value as of the end of the last period for which projections are available; and

•	the selection of an appropriate discount rate for the projected free cash flows and terminal value.

In using the income approach, we selected a discount rate reflecting our estimated cost of equity capital, as follows:

Date of Valuation	Cost of Equity Capital (%)
August 21, 2009	20%
May 31, 2011	17
March 1, 2012	18

Market Approach

The guideline company methodology involves the selection of publicly traded guideline companies, whose operations are considered to be similar to ours, in order to measure the relative values being accorded by the investing public to the revenues and earnings of those comparable companies. These measures are then applied to our operations to derive an enterprise value for our company. In selecting the guideline companies used in our analysis, we considered U.S.-based companies with operations and types of products and services with similarities to ours and whose revenues for the last 12 months were less than $1.0 billion.

The valuation methodology then consisted of developing ratios of the per-share market price of each selected guideline company to its revenues and various measures of its profitability. These ratios, or pricing multiples, were then used to derive our implied enterprise value.

The guideline transaction methodology is based on the use of publicly-disclosed data from arm’s-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures were then applied to our applicable operating data to arrive at our enterprise value.

For our August 2009 contemporaneous valuation, we did not rely on the market approach, due to the small number of publicly traded companies that we believed were comparable to us, given our small size at the time, and the small number of precedent transactions for which multiples would have been publicly available. We also attributed more weight to our implied enterprise value based on our preferred stock financing that closed in August 2009 and our board of directors’ budget and internal financial projections used within the income approach.

For our May 2011 valuation, we exclusively used the income approach to estimate our enterprise value, as we continued to attribute significant weight to our financial projections, although as the likelihood of a liquidity event was considered to have increased over the near-term, we believed it was appropriate to use the market approach as a secondary test to evaluate the reasonableness of our valuation using the income approach.

For the March 2012 valuation, we weighted the income and market approaches, each described below, as follows:

Valuation Approach	Weight in Estimating Enterprise Value (%)
Income approach: discounted cash flow methodology	50%
Market approach: guideline company methodology	25
Market approach: guideline transaction methodology	25

For our March 2012 contemporaneous valuation, we estimated our enterprise value using both an IPO scenario and a private company scenario. Under the IPO scenario, we estimated our pre-IPO enterprise value based on preliminary discussions with our investment bankers and review of public company valuations. The valuation methodology employed in connection with the private company scenario was consistent with the valuation methodology we used in our contemporaneous valuation as of May 31, 2011 except that we gave equal weight to the income and market approaches rather than using the market approach as a reasonableness test for our analysis using the income approach.

Each of our contemporaneous valuations also reflects a marketability discount resulting from the illiquidity of our common stock, as follows:

Date of Valuation	Lack of Marketability Discount (%)
August 21, 2009	30%
May 31, 2011	15
March 1, 2012	10

Methods Used to Allocate Our Enterprise Value to Classes of Securities

Once we determined our estimated enterprise value, we then considered methods for allocating this value across our various security classes to determine the fair value of our common stock as of each valuation date. The methods considered included the option-pricing method and the probability-weighted expected return method, each of which are acceptable methods in accordance with the Practice Aid.

The option-pricing method treats common stock and preferred stock as call options on the enterprise value, with exercise prices based on the liquidation preferences of the preferred stock. Under this method, our common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference of our convertible preferred stock at the time of the liquidity event. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the convertible preferred stock, determine the class of stock’s claim on the enterprise value. Essentially, the rights of the common stockholders are equivalent to a call option on any value above the preferred stockholders’ liquidation preferences. Thus, the common stock can be valued by estimating the value of its portion of each of these call option rights. The option-pricing method, as applied under the Black-Scholes model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

The probability-weighted expected return method is based upon the premise that the per-share fair value is equal to a probability-weighted analysis of the various per-share calculations done for a set of likely scenarios. Calculations of the future per-share values for the various scenarios are discounted by a required rate of return that investors would demand, given the risks of ownership. A probability is then assigned to each of the scenarios. The calculation of the fair value of our common stock using the probability-weighted expected return method requires the following steps:

•	the determination of a set of likely scenarios;

•	the determination of the terminal value (or exit value) for each of the scenarios;

•	the determination of the per-share value of the appropriate security for each of the scenarios at the time of an exit;

•	the selection of an appropriate discount rate for the future per share values; and

•	the determination of the probability of achieving each scenario.

As described below, we exclusively used the option-pricing method for our valuations as of August 21, 2009 and May 31, 2011 and also evaluated the private company scenario as part of our valuation as of March 1, 2012.

Details of the assumptions and judgments reflected in the contemporaneous valuations and the additional factors considered when determining changes in fair value between the most recent contemporaneous valuation and the grant dates are presented below.

August 21, 2009 Valuation. We conducted a contemporaneous valuation of our common stock as of August 21, 2009 in connection with our acquisition of FXpress. After careful analysis of the relevant factors, we chose to place full weight on the option-pricing method, since we had recently completed a private placement of our Series B preferred stock to third-party investors in August 2009 to finance this acquisition. In this private placement we sold shares of our Series B preferred stock at a price of $1.40 per share.

To confirm the reasonableness of this enterprise value, we also performed a discounted cash flow analysis. For this analysis, as described above, we estimated our future free cash flows, including the FXpress business acquired on the valuation date, determined a terminal value using our projected 2013 cash flows, and discounted the cash flows to their present values using a discount rate of 20%, reflecting our estimated cost of equity using the capital asset pricing model. Using this discounted cash flow analysis, we calculated an enterprise value.

In applying the option-pricing method to allocate this implied enterprise value, we considered the seniority of our securities and their conversion characteristics upon a liquidity event, for which we determined that a sale of our company in approximately five years to be the most likely scenario. After considering the liquidation preferences of the preferred stock, we calculated an implied equity value per share of common stock of $1.20 on a semi-marketable basis as of August 21, 2009.

In valuing our common stock on an illiquid basis, we also applied a discount for lack of marketability. We reviewed a number of studies that have compared private stock transactions at the minority interest level for companies that subsequently went public as well as the discounts applicable to restricted stock of public companies. Based on the range of discounts resulting from these studies, as well as the fact that given our recently completed acquisition of FXpress and a new investment round we did not expect there to be a near-term liquidity event, we concluded that an estimated discount for lack of marketability of 30% would be reasonable. We applied the lack of marketability discount of 30% to the $1.20 per share value of the common stock to reach an implied per share value of our common stock on an illiquid minority basis equal to $0.84 per share.

March and April 2010 Stock Option Grants. Between March 31 and April 27, 2010, we granted stock options with an exercise price of $0.84 per share. Our board of directors determined that the fair market value of our common stock on these grant dates was $0.84 per share. In determining the fair value of our common stock on the grant dates, our board of directors placed significant emphasis on the August 21, 2009 contemporaneous valuation described above and also considered that our revenue growth rate slowed significantly in 2009 compared to prior years and that our financial projections had decreased since that August 2009 valuation, as well as the substantial business uncertainties that we continued to face. As a result, our board of directors concluded that the fair value of our common stock remained $0.84 per share as of the grant dates of these options.

May 31, 2011 Valuation. We then conducted a contemporaneous valuation of our common stock as of May 31, 2011. For the purposes of allocating our enterprise value to each of the various classes of our securities, we once again determined that the option-pricing method was the most appropriate method as of the valuation date. In reaching this conclusion we considered our private placement of Series C preferred stock at a price of $2.10 per share.

We considered the probability-weighted expected return method but ultimately determined that this method was not suitable as of May 31, 2011. Through the course of 2010 and 2011, we had made a number of investments in our infrastructure and personnel for future growth, including our acquisition of ecofinance in December 2010. We also refined our business model and growth initiatives such that we were then projecting significant growth for the next several years. As a result, even though we believed that a liquidity event in the near-term was more likely than it had been at the time of our August 21, 2009 valuation, we concluded that these factors made it difficult to isolate specific liquidity events, which are necessary in order to effectively use the probability-weighted expected return method.

For the May 31, 2011 valuation we calculated our enterprise value using a discounted cash flow analysis and then confirmed its reasonableness through guideline company and guideline transaction analyses applied to our current and projected financial results. For the discounted cash flow analysis, we discounted our future free cash flows for the period from 2011 to 2015 and estimated terminal value after 2015 to their present values using a discount rate of 17.0%, reflecting our estimated cost of equity using the capital asset pricing model. Using this discounted cash flow analysis, we calculated an aggregate fair value of our invested capital on a controlling interest basis.

For the guideline company analysis, we analyzed the trading multiples of four comparable public companies based on their pro forma 2010 revenues and their projected 2011 revenues. Using our implied enterprise value from the discounted cash flow analysis yielded for us 2010 and 2011 revenue multiples which were within the range of the guideline companies and therefore considered to be reasonable.

For the guideline transaction analysis used as a reasonableness test, we identified and reviewed eight recent merger and acquisition transactions involving companies in the business and financial software industry for which metrics were publicly available and a range of multiples of enterprise value to revenues for the target companies in such transactions. As noted above, our pro forma 2010 revenue multiple and our projected 2011 revenue multiple were both within the range of the guideline transactions. We considered our product offerings to be more innovative and to contain more growth opportunities than the offerings of most of the acquired companies in the guideline transaction analysis and, as a result, we considered our multiples based on a higher enterprise value, which were slightly higher than the average and median of the companies used in the guideline transaction analysis, to still be reasonable.

As described above, we used the option-pricing method to allocate the equity value. At the time, management considered a liquidity event toward the end of 2012 to be an appropriate assumption for purposes of the option-pricing model. Using this and other assumptions, and after considering the liquidation preferences of the preferred stock, we calculated an implied equity value per share of common stock of $1.37 on a semi-marketable basis as of May 31, 2011.

In valuing our common stock on an illiquid basis, we then applied a discount for lack of marketability. To quantify the discount, we utilized a protective put calculation in which the cost of purchasing a put option to protect against downward price changes was used as a proxy for the value of marketability. When the cost of the put option is divided by the asset price, the result is a percentage, which can then be used as an estimate for the discount. The protective put calculation resulted in an estimated discount for lack of marketability of 18.0%. Considering that we were beginning to project a potential liquidity event within 18 months of the valuation date, we believed it was appropriate to further reduce the discount to 15.0%, which was still within the range of discounts used in a number of academic studies we reviewed. We applied the lack of marketability discount of 15.0% to the $1.37 per share value of the common stock to reach an implied per share value of our common stock on an illiquid minority basis equal to $1.16 per share. Therefore, our board of directors determined that $1.16 per share was the fair market value of our common stock as of May 31, 2011.

October 2011 Stock Option Grants. On October 3, 2011, we granted options to purchase an aggregate of 1,678,000 shares of common stock with an exercise price of $1.16 per share. In making these option grants, our board of directors considered that approximately four months had elapsed since the May 31, 2011 valuation and that we were therefore closer to a potential liquidity event that could have the effect of increasing our valuation based on the same methodologies used in the May 2011 valuation. However, our board of directors also placed significant weight on the overall deterioration in the capital markets that began in late July 2011 and the 18.0% declines in the S&P 500 and NASDAQ Composite indexes between the prior valuation date of May 31, 2011 and the grant date of October 3, 2011, as well as the corresponding decrease in the valuations of the publicly traded companies used in the guideline companies analysis for the prior contemporaneous valuation. Taking these factors into account, our board of directors concluded that the fair market value of our common stock had not increased above $1.16 per share as of October 3, 2011 and that it was therefore appropriate to continue to grant options at this exercise price as of that date.

March 1, 2012 Valuation. Due to our improving financial results, as well as an overall improvement in the capital markets in general, and the market for IPOs in particular during 2011, during the second half of 2011 our board of directors began to consider an IPO of our common stock as a possibility. We continued to make progress toward an IPO in late 2011 and 2012, including the selection of investment bankers and an organizational meeting in December 2011. As a result, beginning with a contemporaneous valuation of our common stock as of March 1, 2012, we began to determine the fair value of our common stock in the case of an IPO exit event. We considered an IPO to be the most likely liquidation event when conducting the contemporaneous valuation of our common stock as of March 1, 2012 and attributed a 40% probability to this IPO scenario. We also considered the scenario in which we remained a private company in the event we do not complete an IPO and placed a 60% probability weight on the stay private scenario.

As of March 1, 2012, we expected that an IPO, if it were to occur, would be completed in the second half of 2012. Based on preliminary discussions with our investment bankers and a review of other public company valuations, we determined an IPO enterprise value range using multiples of our projected revenues. Using this range, we estimated a reasonable pre-IPO enterprise value range. Upon an IPO, all outstanding shares of our preferred stock would automatically be converted into shares of common stock. Accordingly, we believed it was appropriate to view the fair value of all shares as common stock equivalents. As a result, we calculated the fair value per share of our common stock in an IPO scenario to be $2.42 per share on a liquid basis. Because the IPO would carry a six-month lockup period, we believed it was appropriate to apply a 10% discount for lack of marketability, which was the same discount used in the private company scenario described below. After applying this discount, we calculated an estimated fair value of our common stock of $2.18 per share on an illiquid basis for the IPO scenario.

For the purposes of estimating the fair value of our common stock under the stay private scenario as of March 1, 2012, we calculated our enterprise value using a combination of the discounted cash flow, guideline company and guideline transaction methods.

For the discounted cash flow analysis, we discounted our future free cash flows for the period from 2012 to 2015 and estimated terminal value after 2015 to their present values using a discount rate of 18.0%, reflecting our estimated cost of equity using the capital asset pricing model. Using this discounted cash flow analysis, we calculated an aggregate fair value of our invested capital on a controlling interest and added our future expected net operating loss carryforwards and future tax benefits from the amortization of our intangible assets.

For the guideline company analysis, we analyzed the trading multiples of seven comparable public companies based on their 2011 revenues. Based on these guideline multiples, financial comparisons with our company, including size and profitability, and other factors, we concluded that our proposed enterprise value multiple was reasonable. After adding our cash balance to this implied enterprise value, we calculated a total invested capital value on a controlling interest basis using the guideline company approach.

For the guideline transaction analysis, we identified and reviewed 11 recent merger and acquisition transactions involving companies in the business and financial software industry for which metrics were publicly available and the range of multiples of enterprise value to revenues for such transactions. We reviewed the acquired companies’ sizes, products and service offerings and operating performance relative to us. We believed that our product offerings were more unique and contained more growth opportunities than the offerings of most of the acquired companies and, as a result, we believe it was appropriate to use a revenue multiple for us that was higher than the average and median of the multiples in the guideline transactions range.

In determining our enterprise value for the private company scenario, we weighted the income and market approaches equally, and within the market approach, we weighted the guideline companies and guideline transaction methodologies equally.

We allocated this weighted enterprise value using the option-pricing method, in the event we remain private but elect to pursue an alternate exit scenario. At the time, management still considered a liquidity event toward the end of 2012 to be an appropriate assumption for purposes of the option-pricing model. Using this and other assumptions, and after considering the liquidation preferences of the preferred stock, we calculated an implied equity value per share of common stock of $1.67 on a semi-marketable basis as of March 1, 2012.

In valuing our common stock on an illiquid basis, we then applied a discount for lack of marketability, as our shares would continue to be privately held in this scenario until an alternate exit event. To quantify the discount, we utilized a protective put calculation in which the cost of purchasing a put option to protect against downward price changes was used as a proxy for the value of marketability. When the cost of the put option is divided by the asset price, the result is a percentage, which can then be used as an estimate for the discount. The protective put calculation, using both the Finnerty and Black-Scholes models, resulted in an estimated discount for lack of marketability of between 6% and 11%. We selected a discount of 10.0%, which we believed was reasonable considering that we were projecting a potential liquidity event within six months of the valuation date. We applied the lack of marketability discount of 10.0% to the $1.67 per share value of the common stock to reach an implied per share value of our common stock on an illiquid minority basis equal to $1.50 per share.

After applying the probability weights to the IPO and stay private scenarios, we calculated a fair value per share of $1.77 per share on an illiquid basis as of March 1, 2012.

Aggregate Intrinsic Value of Equity Awards

Based upon an assumed public offering price of $         per share, the midpoint of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding vested stock options as of March 31, 2012 was $         million.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $4.6 million as of December 31, 2011 and $4.4 million as of March 31, 2012. These amounts were held primarily in operating accounts. Cash and cash equivalents are held for working capital purposes, and restricted cash amounts are held as security against obligations. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

We are exposed to market risks related to fluctuations in interest rates related to our debt obligations. As of December 31, 2011, we owed $2.7 million on the term loan portion of the Prior SVB Facility with an interest rate of 6.0% (which represented SVB’s prime rate plus 2.0%), and there were no amounts outstanding on the revolving loan portion of the Prior SVB Facility. In March 2012, we refinanced the Prior SVB Facility with borrowings under the New SVB Facility. Additionally, at December 31, 2011, we owed $0.7 million under our Exportfondrahmenkredit loan with an interest rate of 2.0%, which rate fluctuates periodically, and we owed $0.4 million under our Forschung loans with a weighted average interest rate of 2.5%, which rate may fluctuate periodically. As a result, the interest rates on our outstanding debt obligations may fluctuate from time to time. A sensitivity analysis was performed on the outstanding portion of our debt obligations as of March 31, 2012. Should the current weighted average interest rate increase or decrease by 10.0%, the resulting annual increase or decrease to interest expense would be immaterial as of March 31, 2012.

As of May 1, 2012, we owed $5.0 million under the term loan portion of the New SVB Facility with an interest rate of 6.25% (which represents SVB’s prime rate plus 2.25%), there was $1.5 million outstanding on the revolving loan portion, and $0.6 million was outstanding under the letter of credit and other bank products portion of the New SVB Facility with an interest rate of 5.75%. SVB’s prime rate fluctuates periodically. Additionally, at May 1, 2012, we owed $0.7 million under our Exportfondrahmenkredit loan with an interest rate of 2.0%, which rate fluctuates periodically, and we owed $0.5 million under our Forschung loans with a weighted average interest rate of 2.5%, which rate may fluctuate periodically. As a result, the interest rates on our outstanding debt obligations may fluctuate from time to time. A sensitivity analysis was performed on the outstanding portion of our debt obligations as of May 1, 2012. Should the current weighted average interest rate increase or decrease by 10.0%, the resulting annual increase or decrease to interest expense would be approximately $43,000 as of May 1, 2012.

Foreign Currency Risk

We sell our offerings worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets, particularly changes in the Euro, British Pound Sterling, Indian rupee, Canadian dollar, and Australian dollar. Our revenues are generally denominated in the local currency of the contracting party. The majority of our invoicing relates to sales occurring in the United States and therefore is denominated in U.S. dollars; however, sales generated at ecofinance are denominated in Euros. We have an increasing percentage of sales denominated in foreign currencies including, but not limited to, the Euro, British Pound Sterling, Indian rupee, Canadian dollar, and Australian dollar. Our expenses are incurred primarily in the United States, European Union, India, Canada, Australia and the United Kingdom, with a small portion of expenses incurred in other countries where our international sales and operations offices are located. This provides some natural hedging because a significant amount of our operating expenses are denominated in their local currencies. Regardless of this natural hedging, the translation of currencies in which we operate into the U.S. dollar may affect our consolidated revenues and gross margins as expressed in U.S. dollars. A weakening of the U.S. dollar versus other currencies in which we operate may increase our revenues while the strengthening of the U.S. dollar versus these currencies may have an opposite effect on our revenues. Although we will continue to monitor our exposure to currency fluctuations and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we are not currently engaged in any such financial hedging transactions. A sensitivity analysis was performed on our foreign exchange rate exposure as of March 31, 2012, and we determined that an increase or decrease by 10.0% in our foreign exchange rates would not have a material impact on our cash flows or net loss.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B)

of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recent Accounting Pronouncements

In June 2011, the FASB issued accounting guidance related to comprehensive income, ASC Topic 220, “Comprehensive Income,” that allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance was effective for fiscal years and interim periods beginning after December 15, 2011, and should be applied retrospectively. We adopted this new guidance on January 1, 2012.

In September 2011, the FASB issued accounting guidance related to goodwill impairment, ASC Topic 350, “Intangibles—Goodwill and Other,” that provides an entity with the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of its goodwill impairment test. If an entity determines, on the basis of qualitative factors, the fair value of a reporting unit is more likely than not to be less than the carrying amount, the two-step impairment test would be required to be performed. Otherwise, further impairment testing would not be needed. This pronouncement will become effective for us with respect to our year ended December 31, 2012. We do not believe that adoption of ASC Topic 350 will have a significant impact on our consolidated financial statements.

BUSINESS

Overview

We are a leading, global SaaS provider of comprehensive and integrated treasury and risk management solutions. Our cloud-based software and related offerings enable enterprises to better manage cash, liquidity and financial risk, and include specialized capabilities to account for and report on complex financial instruments and hedging activities. The scope and timeliness of the data and analytics we provide allow chief financial officers, treasurers and finance managers to operate more confidently in an increasingly complex and volatile global business environment.

Our all-in-one treasury and risk management, or TRM, solution delivers deep and broad visibility into cash, liquidity and risk for finance, treasury and accounting groups of enterprises worldwide. Through our Software-as-a-Service, or SaaS, delivery model, clients have access to configurable and integrated solution sets, daily financial market data, and critical third-party technologies and services to address clients’ specific needs. Our solution seamlessly integrates robust global cash and liquidity management capabilities with award-winning financial risk management and hedge accounting functionality, enabling companies to optimize treasury and risk management activities across the enterprise for greater operational efficiency, security, control and compliance.

We believe that our SaaS solution is highly differentiated. It does not require the large, upfront technology investment or reliance on information technology staff typical of traditional on-premise treasury and risk management software. It allows for easier and more rapid implementation and simplifies the ongoing management of our clients’ cash, liquidity and risk management functions. Our SaaS model also enables us to rapidly and seamlessly upgrade our solution every six months, which is critical for companies that deal with constantly changing regulations, accounting rules and global treasury requirements.

Integral to our SaaS solution is a team of experts, including PhDs, CPAs, financial engineers and certified treasury professionals, who have deep domain knowledge of domestic and international best practices and regulatory requirements in cash, liquidity and risk management. The combination of our SaaS delivery model and subject matter expertise, along with our robust functionality has allowed us to maintain significant client satisfaction and a high retention rate. Our retention rate, before accounting for any upsells, was approximately 90% in 2011 and has averaged approximately 90% over the last five years.

We serve over 550 clients in more than 20 countries, including 92 clients in the Fortune 500 and 30 clients in the Fortune 100. Our clients are diversified by industry and geography and include leading global enterprises such as Bose, Ford, Microsoft, National Grid, Starbucks Coffee Company, Tiffany & Co., and Visa. In 2011, our largest client accounted for less than 4% of our revenues and our top ten clients accounted for less than 17%. Our clients typically enter into multi-year contracts with us and pay us annually in advance, and our revenues from recurring sources represented on average more than 80% of our overall revenues from 2009 through 2011.

Over the past several years, we have achieved significant growth. According to ARW, we are the fastest-growing of the top-ten TRM application software providers. Our revenues increased from $21.9 million in 2009 to $32.2 million in 2010 and to $45.0 million in 2011. To support our growth, we have invested heavily in expanding our client base and technology. As a result, we recorded operating losses of $10.0 million, $8.1 million and $19.3 million in 2009, 2010 and 2011, respectively. Our revenue was $10.2 million and $12.2 million for the quarters ended March 31, 2011 and 2012, respectively. Our operating losses were $3.8 million and $5.1 million for the quarters ended March 31, 2011 and, 2012 respectively.

Our Market Opportunity

The TRM Market Overview

The TRM market is a component of the approximately $9.6 billion financial management systems, or FMS, market and the $23.3 billion enterprise resource planning, or ERP, market according to Gartner in 2011. According to ARW, the TRM market is expected to grow from $1.5 billion in 2011 to $1.8 billion in 2013, a compound annual growth rate of approximately 9%. The TRM market is primarily comprised of traditional, on-premise software applications. Currently, SaaS applications have a relatively small, but growing share of the overall TRM market. According to Gartner, the SaaS component of the larger ERP market is growing nearly three times as fast as the on-premise ERP market.

The TRM market encompasses both treasury management systems, or TMS, and financial risk management systems and includes the automation of business processes that support corporate treasury operations optimizing the following functions:

•	Risk management — performance analysis, various metrics and calculations used in mark-to-market valuations, financial reporting support and global hedge accounting compliance;

•	Cash management — treasury processes involving electronic payment authorization, bank relationship management and cash and liquidity planning; and

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Deal management — processes for the implementation of trading controls and the management, tracking and analysis of trading portfolios, as well as market data interface from internal or third-party sources.

Historically, companies have relied on manual processes utilizing spreadsheets and cash management software to manage treasury activities, primarily cash tracking and reporting. Since the 1990s, applications designed to automate cash management have become common in businesses of all sizes, public and private. As user needs have grown over time to include financial risk management, hedge accounting and global cash management, reliance solely on spreadsheets and cash-focused applications has become increasingly untenable. While spreadsheets are still heavily used as a functional stop-gap between disparate treasury and risk functions, businesses are increasingly relying upon TRM solutions to integrate functions across business units and provide global visibility into cash, liquidity and risk management and accounting compliance.

Additionally, the global financial crisis of the last few years has highlighted the need for treasury departments to focus on financial risk management. According to Treasury Strategies, corporate treasuries are undergoing a profound transformation which has put additional emphasis on structuring the treasury organization to support its role as the information nexus of the enterprise.

In the last few years, the TRM market has experienced some consolidation, but the TRM market remains highly fragmented with numerous vendors offering highly specialized software to enable enterprises to handle the growing complexity of treasury and risk management functions. As of December 31, 2010, analysts estimate that the top two TRM market players had a 36.2% share of the TRM market, with individual market share dropping off quickly thereafter with the top ten participants controlling 66.0% of the market currently served by TRM solutions. However, as enterprises upgrade and replace their legacy on-premise TRM solutions, vendors are expected to have a more difficult time competing with comprehensive TRM solutions that address all of the critical needs of an enterprise’s treasury department. We believe that replacements of legacy systems will drive a meaningful portion of the growth in the TRM market overall.

Regulations as a Market Driver

Over the last decade, frequently changing domestic and international accounting standards and regulations related to the treasury and risk management function have increasingly required enterprises to interpret and follow new and often more complex rules and regulations. ASC No. 815 (originally Financial Accounting Standard, or FAS, No. 133), “Accounting for Derivative Instruments and Hedging Activities,” ASC 820 (originally FAS No. 157), “Fair Value Measurements,” International Accounting Standard No. 39, “Financial Instruments: Recognition and Management,” along with The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, in particular, are causing enterprises to devote more resources than ever before to accounting and regulatory compliance. For example, enterprises can avoid large impacts to the income statement from short-term price movements in derivatives as long as they meet certain hedge accounting valuation and reporting criteria. Additionally, enterprises are facing new responsibilities and costs associated with managing collateral agreements, which require tools to calculate margins and valuations.

The scope of Dodd-Frank also includes areas that have historically been less regulated that are related to, but outside of the TRM market. For example, swap dealers and major swap participants will be required to report derivative trading data to swap data repositories. In preparation for the implementation of the final regulations relating to this new requirement, the SEC and the Commodity Futures Trading Commission, or CFTC, will be soliciting independent third parties to become swap data repositories for swap dealers and major swap participants, which will create opportunities for software companies with expertise in adjacent areas, and swap dealers and major swap participants may require new systems and services to comply with these new requirements. In February 2012, our subsidiary, Reval SDR, Inc., filed an application with the CFTC to become a multi-asset class, global swap data repository. It is uncertain whether such application will be approved by the CFTC or if approved, when or if this subsidiary will commence operations.

Impact of Globalization

The trend towards the globalization of the enterprise has also increased the need for a centralized treasury solution to provide visibility into cash and liquidity and has made it increasingly difficult for companies to quantify and manage risk exposure. For instance, the global financial crisis of 2008 highlighted the inefficiencies and inadequacies present in many enterprises’ corporate treasury and risk management processes, policies and technology. Enterprises of all sizes realized they lacked the ability to effectively track and manage global cash availability, financial risk exposures and access to liquidity. For example, global price volatility requires companies to have the data and tools to rapidly and accurately model price-change scenarios and understand on a timely basis the impact of such price volatility on their balance sheet and income statement. As a result, treasury operations are increasingly centralizing risk and cash management functions within their organizations in order to meet local compliance requirements and to better manage financial, commodity, liquidity and counterparty risks. Many treasury operations are also centralizing specific functions to optimize global cash deployment, lower corporate borrowing costs, increase investment yields and maximize departmental productivity.

Limitations of Existing Solutions

The continually evolving cash, liquidity and risk management needs of enterprises, driven largely by increasing regulations and the impact of globalization, have compelled enterprises to utilize software applications to help manage these functions. However, legacy on-premise systems can suffer from several limitations, including:

•	lengthy and expensive implementations;

•	large and expensive upfront technology and equipment purchases;

•	limited operational and data integration across disparate systems, impairing operational efficiency, information exchange and visibility across the enterprise;

•	insufficient functionality in areas such as risk management, hedge accounting and commodities;

•	difficulty scaling with the growth of an enterprise, particularly internationally; or

•	lack of regular or consistent upgrades to meet new regulatory and compliance mandates.

As a result, many enterprises are seeking a single, comprehensive TRM solution to automate, manage and report on all elements of cash, liquidity and risk management.

The Reval Answer

We provide an all-in-one integrated SaaS solution for treasury and risk management. Our solution enables chief financial officers, treasurers and other corporate financial professionals of enterprises to better manage their cash, liquidity and financial risk, while providing them with specialized capabilities for the reporting of complex financial instruments and hedging activities. Our SaaS solution provides the following key benefits:

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Comprehensive functionality. We provide a fully-integrated SaaS solution that addresses the complete needs of an enterprise for cash, liquidity and risk management, including seamless interaction with critical third-party technologies. For example, clients can access our STP Community, a community of software and service partners, for out-of-the-box integration to many of the most widely-used treasury and accounting applications or contract for more customized integration leveraging our Reval Connect tool. As a result, clients using our solution can improve processes, increase information quality and gain better control over global treasury operations and risk management.

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Global visibility. Our integrated solution provides clients with deep and broad visibility into cash, liquidity and risk across the global enterprise, allowing them to quantify financial risk exposure particularly across multiple asset classes, currencies and geographies. This enables our clients to optimize their operations, increase transparency and better understand and manage their profitability and cash flow. For example, with a complete picture of available cash, enterprises are less likely to need to incur unnecessary costs associated with over-borrowing to fund, and instead, enterprises may be able to fund from within or gain other financing cost efficiencies.

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Regulatory and accounting compliance. We update our solution every six months to conform to the dynamic regulatory and accounting rules affecting our clients. Our team of experts in treasury and risk management helps ensure that our solution incorporates industry best practices. For example, in the areas of derivative management and hedge accounting, we believe our clients can operate confidently with the knowledge that they are meeting their security, control and compliance mandates.

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Lower total cost of ownership. The SaaS delivery model for our TRM solution provides a cost-effective way to deploy, service and use our treasury and risk management technology. Given that our clients are hosted on a single instance, multi-tenant environment, clients do not have to manage the procurement, set-up, hosting, disaster recovery or staffing associated with traditional offerings. Similarly, our clients benefit from our multiple, secure data services, which can distribute critical market data and bank connectivity directly into and out of our SaaS solution. The configurable nature of our solution allows clients with varying needs to adopt all of our solution sets or add them individually over time as needed. We believe the combination of these approaches results in a lower cost of ownership for our solution than for competing TRM on-premise offerings.

Our Competitive Strengths

We believe the following strengths are critical to our competitive advantage:

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Comprehensive and scalable TRM solution. We seamlessly integrate treasury and risk functionality, high quality daily market data and cash positions and access to our community of software and service partners to support and enhance our clients’ decision-making, all through one solution. To replicate the deep and broad functionality of our solution, a company must employ a combination of disparate solutions that often requires individual and complicated installations and customized integration. Using our solution, clients, for example, can analyze, hedge and report on global commodity exposures while also seeing the impact of related derivative settlements on corporate cash flow and making related payments, all in one solution. Our configurable and robust solution utilizes over 70,000 daily market rates to price 3 million client trades a month across 3,800 active users and provides clients the flexibility to suit their scale and complexity across the broadest range of instruments in the TRM industry. Our comprehensive solution scales with our clients as the volume of their usage grows and their needs become more complex.

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Focus on SaaS delivery and subscription revenue model. We are the only top-ten TRM vendor primarily delivering TRM applications through a multi-tenant SaaS solution. Our SaaS model allows us to focus more of our development spend on a single solution, into which we are able to directly incorporate the feedback of our clients. This strategic focus and daily interaction with our clients enables us to offer more frequent upgrades and to deliver new value to our clients on a consistent basis. Further, the relative consistency and predictability of our SaaS subscription revenues allow us to more confidently plan and strategically invest in our business.

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Highly embedded solution. Our solution is embedded into the daily, monthly and quarterly business processes of our clients and may be integrated into other critical systems in the client’s environment, including its enterprise resource planning system, FX trading systems and investment platforms. The complex nature of the information our solution manages and its importance to financial reporting help drive client retention. We believe our strong retention rate serves as an indicator of the value we deliver to our clients and the highly embedded nature of our solution.

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Highly integrated and reliable market data and banking information. We offer integrated market data and company specific banking information for the purpose of mark-to-market valuations, cash management and payments. Our market data team reviews and incorporates over 70,000 interest rate, foreign exchange and commodities market rates into our SaaS solution daily from over 65 independent and objective sources such as major broker-dealers, banks, exchanges, and industry leading independent data providers. This independent and reviewed data, offered together with our market-standard pricing models, allows clients to confidently and accurately perform pricing analyses, generate marks-to-market, manage liquidity and calculate derivative valuations. We can also connect clients to their bank accounts across the globe. We believe our solution provides clients with access to critical market and banking information in a more efficient and robust manner than they can achieve independently.

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Deep TRM domain expertise. We believe we have established a reputation among corporate clients and the major accounting firms as the market standard for hedge accounting and financial risk management. We believe our team of derivative, risk management and accounting experts enables us to maintain our market-leading solution and rapidly meet changing financial regulations and derivative accounting rules. We also bring significant experience and expertise in cash and liquidity management to the enhancement and delivery of our comprehensive SaaS TRM solution.

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Global scale and presence. With clients based around the globe and approximately half of our employees located outside the United States, we have built a truly global solution. We have a diverse client base. Our clients range from mid-size businesses to many of the largest global companies. Our presence in multiple geographies, built through years of investment and acquisition, provides us with an operational platform to more effectively compete for new clients and pursue future strategic acquisitions.

Our Strategy

We believe we have a significant opportunity to build upon our strong track record of growth and success by pursuing the following key elements of our strategy:

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Acquire new clients and broaden existing relationships. We intend to acquire new clients by marketing our solution to enterprises that either have an inadequate TRM solution or do not currently have a cash or risk solution. In addition, we plan to leverage the high level of satisfaction among our current client base of more than 550 clients to up-sell and cross-sell risk, cash and liquidity management functions and modules. Our relationship management program is a proactive program that is designed to provide value-added services and identify areas where a client can better leverage the capabilities of our solution. Our subscription pricing levels increase as clients utilize new and expanded risk, cash and liquidity functionality. As we sell new modules to existing clients, our solution becomes increasingly embedded in those clients’ critical treasury and risk management processes.

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Continue to increase scale globally. We currently have overseas operations in Austria, Australia, India, Germany, Hong Kong and the United Kingdom. We believe that our solution has an appeal in markets around the world, and we intend to continue to expand our business to additional international markets. As we expand to new markets, we believe we are able to better assist our multi-national clients in dealing with the complexity they encounter when managing cash and risk internationally. In addition, this expansion allows us to offer new groups of clients the best practices that we have developed in partnership with our large base of existing clients throughout other parts of the world.

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Enhance existing technology to maintain market leadership and pursue complementary opportunities. We continue to advance our technology and functionality by upgrading our solution approximately every six months. This rapid pace of development and focus on innovating to better address our clients’ needs is key to our future success and continued growth. We intend to continue to roll out new capabilities to make our solution more valuable and to appeal to a larger base of clients, some of whom have specialized needs that are served by niche vendors today. In addition, we intend to leverage the strength of our integrated SaaS TRM solution as well as our experience and expertise servicing large enterprises in order to penetrate new and adjacent markets.

•

Acquire leading technologies to enhance our solution and expand our addressable market. Our solution is a product of many years of organic development and expertise in risk management as well as strategic acquisitions. For example, through our acquisition of ecofinance in December 2010, we significantly expanded the treasury management functionality of our solution and grew our client base and addressable market. While we currently do not have any agreements or commitments for any specific acquisitions, we plan to continue to explore acquisitions that are consistent with our cloud-based strategy and potentially complementary to our technology and addressable market.

•

Expand our indirect sales channel. We have direct and indirect sales and marketing channels that are focused on target market segments. While we currently generate most of our revenues from direct sales to large and mid-size enterprises, we believe our solution also appeals to enterprises with less complex treasury and risk management needs. We plan to leverage and continue to build our indirect sales channels, including resellers and referrals, to expand our offerings to new market segments, including smaller enterprises and additional international geographies.

Customers

We generally sell our solution and related services through our global sales organization directly to enterprises. As of March 31, 2012, we had more than 550 clients in diverse industries, including consulting and support services, energy and natural resources, financial services, food and beverage, manufacturing and transportation, retail, and technology and pharmaceutical. No single client accounted for more than 4% of our revenues in 2011.

Case Studies

Some representative client experiences with our solution include:

Ford Motor Company

Ford Motor Company, or Ford, is a global automotive industry leader based in Dearborn, Michigan. Ford has significant commodity, interest rate and foreign exchange exposures related to building vehicles and expanding and maintaining factories worldwide. After restating its derivatives reporting in 2004 because of the complexities under hedge accounting standard FAS No. 133, Ford began to look for a new system. Ford implemented Reval’s SaaS solution in 2007, and added Reval’s Advanced Risk Management module for cash flow at risk, or CFaR, in 2011. Ford was able to improve its hedging decisions by better understanding the risks inherent in its global commodity and FX exposures on a standalone and portfolio basis.

Using Reval’s solution, Ford has been able to:

•

establish a robust infrastructure and process for hedge accounting and compliance, minimizing time and resources spent on keeping up with evolving regulations, enabling a more strategic focus on hedging strategies;

•

prompt a total review of its hedging strategy as a result of Ford’s CFaR analysis of exposures and derivatives (separately and together), moving towards a more strategic and selective hedging policy; and

•	improve the ability to socialize hedging strategies with other key stakeholders throughout the organization.

Microsoft

Microsoft Corporation is a worldwide leader in software and services. Due to the breadth of its international activities, Microsoft has considerable exposure to foreign exchange risk from billing and collecting cash in various currencies. Microsoft’s treasury department originally used spreadsheets to manage hedge accounting in compliance with FAS No. 133, which were inadequate for the complexities of hedge effectiveness testing and for the increasingly complex needs of the business. Eventually the company tried an on-premise treasury management system and then the treasury application of its enterprise resource planning, or ERP, system. Neither previous option had the depth of functionality or flexibility required to keep the company compliant with changing regulatory requirements or increasing market volatility. Following a systems selection process, Microsoft chose Reval’s hedge effectiveness testing engine in 2008, and then broadened its implementation in 2011 across front, middle and back offices, including deal capture, settlement and accounting and expanded its coverage of instruments to include commodities and interest rates.

Using Reval’s solution, Microsoft was able to:

•	address complex and evolving market needs by replacing spreadsheets with a robust SaaS-delivered solution;

•	quantify risk exposures across multiple asset classes, currencies and geographies;

•	leverage its existing ERP system using a SaaS solution that seamlessly integrates with third-party technologies; and

•	reinforce systematic and automated controls that enabled compliance with internal audit objectives and Sarbanes-Oxley requirements.

National Grid

National Grid plc, or NG, is a FTSE 100 electricity and gas utility in Great Britain and the United States. In 2004, NG implemented Reval for liabilities management, becoming one of the first major U.K. companies to implement Reval’s SaaS solution. Because NG uses derivatives to manage interest rate exposure, it is required to comply with complex derivative accounting standards. By using Reval, NG is better able to manage its debt and derivatives and its overall income statement volatility as well as comply with hedge accounting rules.

In 2007, NG acquired KeySpan and became a major utility in the United States. To improve their cash management needs, NG began implementing Reval’s suite of cash management modules to automate its processes for cash, liquidity and risk with a single SaaS solution.

Our Solution

Our SaaS solution delivers visibility into cash, liquidity and risk for finance, treasury and accounting groups of enterprises worldwide. Our solution is designed to optimize operational efficiency, security, control and compliance across the enterprise with our integrated, straight-through processing workflow of front-to-back office functions.

Our solution consists of four solution sets: Cash Management, Liquidity Management, Hedge Accounting and Compliance, and Financial Risk Management. These solution sets are comprised of modules, to which clients are able to subscribe as a whole or on an individual basis based on their specific treasury and risk management needs. Each solution set contains baseline capabilities specific to the business function that it addresses, as well as optional capabilities and services that may be selected as a-la-carte extensions to meet specific client requirements. Each solution set can be sold independently or in combination with others. The four solution sets share key capabilities provided in our core solution, including third-party system integration, compliance management, security and policy enforcement, status monitoring, configurable business process rules and business intelligence delivered using standard and ad hoc inquiries, dashboards and reports. Our pricing is based on the modules purchased, number of users, and usage volume, such as number of bank accounts loaded, and volume of financial instruments managed by our clients, and other services utilized.

Cash Management

Our global cash management solution set automates global cash and payment workflows by centralizing cash positioning, bank account management, liquidity forecasting, payment initiation, approval and release, and prepares tailored payment instructions in one easy process.

Cash Management Modules	Key Features

Cash Management	Cash positioning, bank connectivity and account reconciliation

Liquidity Planning	Forecasts transactions by entity with flexible planning

Multilateral Netting	Collates multi-currency batches of cash flows and offsets against internal netting participants, leading to a single net position to settle for each netting participant

Bank Account Management	Account signatories, limits and documentation

In-House Banking and Pooling	Cash pools, target balances, minimum transfer amounts and links accounts to inter-company accounts

Payments (Basic)	Electronic payments for treasury and non-treasury transactions

Payments (Factory)	Enables large volumes of payments from external sources with custom netting rules

Liquidity Management

Our global liquidity management solution set allows our clients to manage, track, analyze and account for their working capital for funding and investment portfolios from a single central location and automatically integrates into our clients’ cash position, forecast, settlements, general ledger system and management reports.

Liquidity Management Modules	Key Features
Investments and Debt	Debt and investment instruments with customized repayment and interest schedules

Leases	Lease management using customized repayment and interest schedules

Inter-Company Loans	Bank credit facilities, intercompany lines of credit and intercompany loans

Hedge Accounting and Compliance

Our hedge accounting and compliance solution set includes hedge designation, prospective and retrospective assessments, comprehensive period end reporting and advanced regression and analysis.

Hedge Accounting and Compliance Modules	Key Features

Hedge Accounting (FAS 133/IAS 39)	Assessment and measurement of hedging relationships and related hedge accounting

Advanced Regression	Defines regression statistics and methodologies and automates hedge effectiveness assessment processing

FAS 161	Reporting to meet disclosure requirements

IFRS 7	Reporting and functional tools to support IFRS 7

Project Hedge Accounting	Hedge accounting for projects on a percentage of completion method

Sub-Ledger	Chart of accounts for creating journal entries for instruments entered into our solution

Daily Processing (Hedge Accounting)	General ledger processing including daily hedge accounting effectiveness tests

Optimal Hedge	Searching and ranking of hedging derivatives according to user defined criteria for interest fair value and cash flow

Financial Risk Management

Our financial risk management solution set delivers visibility into critical areas of financial risk: market, credit and liquidity through exposure aggregation, evaluation and derivative execution tools as well as accurate valuations of derivatives.

Financial Risk Management Modules	Key Features

Interest Rates	Interest rate exposures and derivatives, pricing analytics and market data

Structured Rates	Structured rate exposures and derivatives, pricing analytics and market data

FX Currency	Tools, pricing analytics, and market data needed to value and process foreign currency exposures and derivatives

Commodities (Energy, Metals and Agricultural)	Pricing analytics and market data needed to value and process commodity exposures and derivatives

Credit Default Swaps, or CDSs	Pricing analytics, portfolio allocations and market data needed to value single name CDSs

Financial Risk Management Modules	Key Features
Equity	Equity index derivatives, pricing analytics, order management and market data

Credit Adjustment	Independent and transparent fair values of derivatives and other assets and liabilities, including credit adjustments based on CDS and bond spread market data

Risk Management .	Stress tests portfolios against user-defined scenarios. Provides counterparty risk reporting with ISDA/CSA tracking and limit exception reporting

Settlements	Settles (including net settle) payments and receipts for derivative and exposure transactions

Advanced Risk Management	Cash flow at risk analysis (CFaR). Evaluate what, how, and when to hedge based on historical simulations

Order Management	Allows field users to place orders with a central trading desk

FX Exposure Management	Manages FX exposures through their lifecycles and places hedge requests with a central treasury

Daily Processing . (General Ledger)	General ledger processing at a greater frequency (e.g., daily) than monthly reporting periods

Third-party Integrated Technologies

In addition to the four solution sets described above we provide tools to integrate our solution with client internal systems and our straight-through processing community, or STP Community. Our integration modules are built upon our web services architecture known as Reval Connect.

Straight-through Processing Modules	Key Features
Fides Bank Connectivity	Automates bank balance and transaction collection

Fides Payment Connectivity	Automates payment transactions through global banking networks

SAP Adaptor	Exports sub-ledger entries from our solution directly to SAP via Reval Connect

FXall Adaptor	Exports trade requests to and imports completed trades from FXall Trade Center and allows for direct trading from our solution to FXall

Misys Confirmation Adaptor	Generates and exports MT300 trade confirmation messages

Straight-through Processing Modules	Key Features

ICD Money Market Portal	Facilitates the initiation of money market fund trading from within the Reval solution and updates relevant positions automatically

Other Interface Modules	Key Features
Data Export	Runs processes and reports remotely

Trade Link Import	Imports trades and links

Market Data Import	Imports client market data

Bank Connectivity Import	Connects directly to banks using secure file transfer

Other Offerings

In addition to our SaaS solution and straight-through processing with key third-party technologies, we provide the following offerings:

•

Outsourcing services. Our subscription offering, Reval Center, provides derivative and financial instrument valuation, hedge accounting and compliance reporting on behalf of our clients. Rather than our clients utilizing the SaaS solution, our in-house experts use our solution to manage the processing and provide periodic reporting to our clients.

•

Reval installed for the DACH region. Reval offers an installed version of its treasury and risk management software based on the Integrated Treasury System, or ITS, which we acquired through the ecofinance transaction. It provides the efficient handling of cash, liquidity, and risk for our German-speaking clients. We provide this offering on a perpetual or term license basis in Germany, Austria and Switzerland, or the DACH region.

•

Treasury Services. Treasury Services is a software solution we license to banks which enables them to provide a range of cash management and pooling services to their corporate clients. We provide this offering, which we acquired through the ecofinance transaction, globally on a perpetual or term license basis.

Professional Services and Client Support

Our professional services team provides a range of services, including project management, implementation services, best practice audits, technical hedge accounting advisory services and training. This team leads the implementation of our solution and seeks to ensure that our solution, once implemented, meets the goals established by our clients. In some regions, we also outsource to third-party resellers implementation and front line support.

Our client support team provides post-implementation support and on-going assistance to encourage and facilitate adoption within the enterprise. Our global client support organization provides both proactive and client-initiated support. Assistance is available by email and telephone on a 24 x 7 basis globally.

Our professional services and client support teams are staffed with experienced solution specialists, and technical experts that are trained in integrating our solution into the client ecosystem. We engage in regular training and certification processes, as new products and technologies are introduced.

We typically provide monthly maintenance updates of our software solution as well as major upgrades of our solution every six months. Each of these benefits is included in the basic subscription cost. Our basic solution subscription also includes standard support.

Technology and Data Centers

Technology

We designed our solution with a multi-tenant, service-oriented architecture delivered entirely through a SaaS model. We provide daily loading of market data, client provisioning, application installation, application configuration, server maintenance, server co-location, data center maintenance, data backup and data security.

We utilize a browser-based user interface to connect with servers hosting our solution. Clients need only an Internet browser to access their secure environment within the application. We deploy our solution using technologies such as Microsoft .NET, Java, HTML, Javascript and Microsoft SQL Server. We host our solution on a physical architecture that is designed to meet rigorous industry security standards and scalability models. Our physical and application architecture is scalable horizontally and vertically. We continuously monitor utilization and add more resources as needed, including adding resources to existing servers and services or adding additional servers and services.

Straight-through processing and the exchange of data through standardized imports and exports are critically important to our clients. We have developed a web services solution named “Reval Connect,” which allows our clients to electronically and automatically exchange data between our solution and their own internal systems. We also leverage web services to connect with other third-party systems that integrate into our solution.

Data Centers

We utilize two data centers to host our solution, both of which are SSAE16 (formerly SAS 70) certified. Our primary data center is located in Secaucus, New Jersey and our back-up data center is located in Las Vegas, Nevada. Our backup data center is intended to take over if an outage occurs at our primary data center.

We operate all of the servers that host our solution within these data centers. We utilize monitoring technology that continuously checks the servers and key underlying components at regular intervals for availability and performance, ensuring continuous availability to our clients. We also have a site operations team for each data center that provides system management, maintenance, monitoring and back-up. Some of our agreements with our clients contain guarantees regarding specified levels of system availability and, upon request, we provide such clients with performance reports against those standards.

Each data center provides security measures, redundant environmental controls, sophisticated fire suppression systems and redundant electrical generators. To facilitate high availability and data loss recovery, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. The architecture is designed to ensure efficient return to operation with minimal data loss in the event of a malfunction of a primary server.

Sales and Marketing

We sell our solution primarily through our global direct sales organization. Our direct sales team is comprised of lead generation and field sales personnel who are organized by geographic region. We primarily target large global and mid-sized non-financial corporations as well as the financial industry. Each qualified sales opportunity is managed by a regional sales director and supported by a solutions consultant. Our direct sales efforts involve contact with multiple decision makers, frequently including a prospective client’s chief financial officer, treasurer, chief information officer and/or chief technology officer.

In addition to our direct sales force, we have an indirect distribution channel consisting of strategic alliances, including resellers, leading global outsourcing vendors and financial institutions. By taking advantage of the existing relationships, client bases and geographic proximities of our strategic alliance partners, we are able to market our solution to additional prospective clients. We also have strategic alliances with third parties that enable us to offer integration with banking and financial services applications.

We engage in a variety of marketing activities, including e-mail and direct mail campaigns, joint-marketing strategies designed to leverage existing strategic relationships, website marketing, topical webcasts, public relations campaigns, speaking engagements and forums and industry analyst visibility initiatives. We participate in and sponsor conferences and demonstrate and promote our offerings at trade shows targeted at finance executives. We host a client focus group, comprising cross-industry and cross-functional treasury professionals. We also publish white papers relating to TRM issues and develop client reference programs that demonstrate our thought leadership in the treasury and risk management area.

In addition, we host our annual Reval global client conference, where current and potential clients participate in a variety of programs designed to help drive business results by educating clients on how to best use our solution and on macro trends impacting treasury and provide networking opportunities for treasury professionals. Attendees also gain insight into our recent product releases and enhancements and participate in interactive sessions that give them the opportunity to express opinions on new features and functionality.

Research and Development

Our research and development organization is responsible for designing and developing new modules and features, and improving, enhancing and augmenting our existing product offerings. This organization is also responsible for performing solution functionality and network capacity testing, as well as quality assurance activities. Because we deliver our solution through a SaaS model, the research and development team can provide solution updates remotely during scheduled maintenance windows and these enhancements benefit our entire client base without any action required by the clients.

We work closely with our clients in developing our solution and have implemented a product development process that is responsive to client feedback throughout the process. We also work closely with industry experts to ensure that our solution is at the forefront of market trends. Many clients participate in our product testing, helping us to identify issues prior to a software release. Our research and development organization regularly assists client support personnel with client inquiries, which provides another mechanism for client feedback into our development process.

We believe we have developed a differentiated process that allows us to release new software rapidly and cost effectively. We use a combination of onshore and offshore development teams with a hybrid delivery model, where product requirements and technical design are performed collaboratively with central coordination from our New York headquarters, while delivery is decentralized to different locations, including New York, New York, Bala Cynwyd, Pennsylvania, Graz, Austria and Gurgaon, India. We opened our Gurgaon, India operations with a partner in 2005 and have operated it independently since September 2009. We acquired our Bala Cynwyd, development facility in August 2009, and acquired our Graz development facility in December 2010. At March 31, 2012, our research and development organization had 150 employees, of whom 18 were based in Bala Cynwyd, 52 were based in Graz and 26 were based in Gurgaon.

Our research and development expenses totaled $7.8 million in 2009, $9.3 million in 2010, $17.2 million in 2011 and $4.7 million in the three months ended March 31, 2012.

Competition

The TRM market is highly competitive, rapidly evolving and fragmented. Our primary competitors include IT2 Treasury Solutions, Kyriba Corp., SunGard Data Systems Inc., and Wall Street Systems Holdings Inc. (a division of ION Trading). We also compete to a limited extent with leading enterprise resource planning vendors who offer certain treasury and cash management functionality, such as SAP AG. We believe the principal competitive factors in our market include the following:

•	robust, multi-asset class solution delivered as SaaS;

•	rapid updates for continually changing accounting rules and regulations;

•	domain expertise;

•	modular and scalable offering;

•	cost efficiency;

•	integrated market data providing for independent valuations of derivatives;

•	robust client support; and

•	security and reliability.

We believe that we compete favorably on these factors described above. As we continue to expand our breadth of product offerings and further expand internationally, we expect to face more competition from local TRM vendors and other entrants into the TRM business. Recently, the TRM market has been characterized by consolidation. Some of our actual and potential competitors may enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants.

Intellectual Property

Our key assets include our software code and associated proprietary and intellectual property, in particular the trade secrets and know-how associated with our solution. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. In addition to these contractual arrangements, we also rely on a combination of trade secrets, copyrights, trademarks, service marks, trade dress and domain names to protect our intellectual property. We pursue the registration of our trademarks, service marks and domain names in the United States and in other jurisdictions. “Reval,” “FAS 133 Doctor,” and “IAS 39 Doctor” are among our registered trademarks in the United States and “Reval” is also registered in the European Union. We have also filed a trademark application for “Single Solution. Total Visibility” in the United States.

Circumstances outside our control could pose a threat to our intellectual property rights. Despite our efforts to preserve and protect our intellectual property, unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain our proprietary technology. Unauthorized disclosure by our employees, contractors or third parties could also occur. Effective intellectual property protection may not be available in the United States or other jurisdictions in which we operate and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive for us to do business and could harm our operating results.

Companies in the software industry and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and as our business grows, we will likely face claims of infringement.

Employees

As of March 31, 2012, we had 363 employees, including 108 in professional and client services and other support services, 60 in sales and marketing, 150 in research and development and 45 in general and administrative. None of our employees are represented by labor unions or covered by collective bargaining agreements.

Facilities

Our principal executive offices are located in New York, New York in a 29,000-square-foot facility, under a lease agreement expiring in December 2016. We also have regional offices in Bala Cynwyd, Pennsylvania, Graz, Austria, Gurgaon, India, London, England, Sydney, Australia, and Vienna, Austria and sales offices throughout the world.

Legal Proceedings

We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. In addition, third parties may from time to time assert intellectual property infringement claims against us in the form of letters and other communications. While the outcome of pending claims cannot be predicted with certainty, we do not believe that the outcome of any pending claims against us will have a material adverse effect on our financial condition or operating results.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers, directors and key employees, including their ages, as of May 1, 2012:

Name	Age	Position(s)
Executive Officers:
Jiro Okochi	47	Chief Executive Officer, President and Chairman
Dino Ewing	46	Chief Financial Officer, Treasurer and Secretary
Philip Pettinato	46	Chief Technology Officer
John McGlynn	64	Executive Vice President, Sales and Marketing
Key Employees:
Justin Brimfield	36	Executive Vice President, Corporate Development
Patrick Cannon	41	Executive Vice President, Client Services
Peter Haberler	44	Managing Director, ecofinance
Non-Employee Directors:
Fred Cohen(3)	64	Director
Richard D’Amore(1)(2)	58	Director
Jonathan Feigelson(2)(3)	50	Director
Steve Kohlhagen, Ph.D.(2)	64	Director
Justin Perreault(1)	49	Director
Bradley Waugh(1)	49	Director
Rodger Weismann(3)	70	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Jiro Okochi has served as our Chief Executive Officer and as Chairman of our board of directors since our founding. Mr. Okochi previously held senior positions leading derivative sales for major global banks, such as WestLB, Deutsche Bank, DKB Financial Products (now part of Mizuho), and Security Pacific Bank (now part of Bank of America). Mr. Okochi received a B.S. in Genetics from the University of California at Berkeley. Mr. Okochi was selected to serve on our board of directors based on his historic knowledge of our company as one of its founders, the continuity he provides on our board of directors, his strategic vision for our company and his background in treasury and risk management.

Dino Ewing has served as our Chief Financial Officer since 2000. Prior to joining us, Mr. Ewing was Chief Financial Officer of HealthFirst, Inc. Previously, Mr. Ewing worked as an investment banker at CS First Boston, a strategy consultant at Booz Allen Hamilton and as the Director of Budget and Analysis for the New York City Department of Transportation. Mr. Ewing received a B.A. in Economics from Yale University and an M.B.A. from Stanford University.

Philip Pettinato has served as our Chief Technology Officer since January 2012. Previously, Mr. Pettinato had served as our Chief Operating Officer since 2001. Prior to that, Mr. Pettinato had served as our Vice President of Project Management. Prior to joining us, Mr. Pettinato held various positions at EXIS Consulting and was an officer in JP Morgan’s Global Technology and Operations department. Mr. Pettinato received a B.S. in Computer Science from Syracuse University and an M.B.A. from Baruch College’s Zicklin School of Business.

John McGlynn has served as our Executive Vice President, Sales and Marketing since January 2012. Previously, Mr. McGlynn had served as our Senior Vice President, Sales and Marketing since January 2008. Prior to joining us, Mr. McGlynn was the Senior Vice President of Worldwide Sales at Parlano, a provider of enterprise group messaging solutions sold to Microsoft, from July 2005 until November 2007. Previously, Mr. McGlynn held senior vice president of sales positions at Marketsoft, Fatwire, New Era of Networks and Kleinwort Benson. Prior to that, Mr. McGlynn held executive sales and marketing positions at IBM, Digital and Wang. Mr. McGlynn received a B.S. in Business Administration from Villanova University.

Justin Brimfield has served as our Executive Vice President, Corporate Development since January 2012. Previously, Mr. Brimfield had served as our Senior Vice President, Corporate Development since October 2008. Prior to joining us, Mr. Brimfield was Senior Vice President at Thomson Reuters, from June 2008 until September 2008, responsible for the firm’s Business Intelligence offerings in the Americas. Previously, Mr. Brimfield was a Senior Vice President at Thomson Financial from June 2006 until June 2008, responsible for the firm’s Corporate Treasury Services business unit. Mr. Brimfield received a B.A. in Economics and Political Science from the University of Rochester.

Patrick Cannon has served as our Executive Vice President, Client Services since January 2012. Previously, Mr. Cannon had served as our Senior Vice President, Client Services since May 2011. Prior to joining us, Mr. Cannon was a managing director in SunGard’s Capital Market & Investment Banking group from January 2009 to May 2011. Previously, Mr. Cannon was a managing director at GL Trade from January 2007 to December 2008. Prior to that, Mr. Cannon held various positions at FNX Solutions. Mr. Cannon received a B.A. in Economics from Saint Joseph’s University.

Peter Haberler has served as our Managing Director, ecofinance since December 2010. Prior to our acquisition of ecofinance, Mr. Haberler was a Managing Director of ecofinance since 2001. Prior to joining ecofinance, Mr. Haberler served as Managing Director of ZoSo Research, LLC since 1993. Mr. Haberler received a Master of Telematics from Graz University of Technology in Austria.

Fred Cohen has served as a member of our board of directors since April 2010. Since March 2011, Mr. Cohen has been a principal advisor with TechPar Group, a management consulting firm with a concentration in information technology and financial services. From July 2008 until February 2011, Mr. Cohen was a Managing Director at Perception Advisors, a management consulting firm. Prior to joining Perception Advisors, Mr. Cohen was with PricewaterhouseCoopers, or PwC, in several leadership roles including the Global and U.S. Advisor Leader for the Energy, Utility and Mining sectors. At PwC, Mr. Cohen developed their treasury consulting practice and led their financial risk management advisory practice. Mr. Cohen was with PwC from January 1993 until June 2008. Mr. Cohen joined the board of directors of Fidelity & Guaranty Insurance in April 2011 and is chairman of their audit committee. Mr. Cohen received a B.A. in Political Science from Rutgers College and an M.B.A. in Finance and Accounting from Drexel University. Mr. Cohen was selected to serve on our board of directors due to his significant treasury and financial risk management experience.

Richard D’Amore has served as a member of our board of directors since July 2007. Mr. D’Amore is a Partner at North Bridge Venture Partners and has been since its inception in 1994. Mr. D’Amore currently serves on the board of Veeco Instruments Inc., a publicly traded process equipment company, as well as several other privately held companies. Mr. D’Amore also served on the board of directors of Phase Forward from 1997 to August 2010, a publicly traded provider of data management solutions for clinical trials and drug safety which was acquired by Oracle in August 2010. Mr. D’Amore received a B.S. in Business Administration from Northeastern University and an M.B.A. from Harvard University Graduate School of Business Administration. Mr. D’Amore was selected to serve on our board of directors due to his experience in building companies from the earliest stages of growth to mature technology companies and as a seasoned investor in various technology companies as well as due to his insight into capital formation and operational development, financial and strategic planning matters.

Jonathan Feigelson has served as a member of our board of directors since December 2011. Mr. Feigelson has served as Senior Vice President, General Counsel and Head of Corporate Governance of

TIAA-CREF, a national financial services group of companies, since April 2009. Prior to that, Mr. Feigelson served as Senior Vice President and Acting General Counsel of TIAA-CREF from September 2008 until April 2009 and as Senior Vice President and Deputy General Counsel of TIAA-CREF from August 2006 until September 2008. Mr. Feigelson also sits on the board of directors of the Foreign Policy Association. Mr. Feigelson received an A.B. degree in American History from Harvard University, an M.Sc. degree in International Relations from the London School of Economics and Political Science and a J.D. from Columbia University School of Law. Mr. Feigelson was selected to serve on our board of directors due to his extensive legal and corporate governance experience.

Steve Kohlhagen, Ph.D. has served as a member of our board of directors since December 2007. Dr. Kohlhagen was the head of the Fixed Income Division and the Derivatives Department of First Union/Wachovia from 1993 until his retirement in 2002. Dr. Kohlhagen also sits on the board of directors of Ametek, Inc. a leading global manufacturer of electronic instruments and electromechanical devices. Dr. Kohlhagen was the co-creator of the widely used Garman Kohlhagen pricing model, the formula for estimating the value of a European call option on foreign exchanges, and inducted into the 2002 Risk Magazine “Derivatives Hall of Fame” in 2002. Dr. Kohlhagen received an A.B. degree in Economics from The College of William & Mary and an M.A. degree and a Ph.D. in Economics from Stanford University. Dr. Kohlhagen was selected to serve on our board of directors due to his substantial experience in the derivatives market for over 30 years as an academic and practitioner as well as his deep industry knowledge.

Justin Perreault has served as a member of our board of directors since July 2007. Mr. Perreault is a General Partner of Commonwealth Capital Ventures, or Commonwealth, and has been since 1999. Mr. Perreault currently serves on the board of directors of Soundbite Communications, Inc., a publicly traded provider of cloud-based, on-demand, multi-channel proactive customer communications solutions. Mr. Perreault received a B.S. in mechanical engineering from Rensselaer Polytechnic Institute and an M.B.A. from the Harvard Business School. Mr. Perreault was selected to serve on our board of directors due to his prior senior executive experience at a publicly traded company, his experience in building companies from the earliest stages of growth to mature technology companies and as a seasoned investor in various technology companies, particularly companies with enterprise application, infrastructure software, and on-demand business models as well as due to his insight into capital formation and operational development, financial and strategic planning matters.

Bradley Waugh has served as a member of our board of directors since December 2007. Mr. Waugh has been the President and Chief Executive Officer of NaviNet, a leader in unified patient information management and real time transactional processing within the healthcare industry, since 2008. Before NaviNet, he was the U.S. President and Chief Executive Officer of U.S. Operations at Wincor Nixdorf, a firm that is focused on the automated teller machine and point of sale marketplaces, from February 2005 until June 2008. Mr. Waugh received his B.S. and B.A. in Information Systems from Boston University. Mr. Waugh was selected to serve on our board of directors due to his extensive experience in sales, marketing, and executive management of technology companies.

Rodger Weismann has served as a member of our board of directors since March 2011. Since 2010, Mr. Weismann has provided consulting and advisory services to technology companies. From 2004 until April 2009, Mr. Weismann was a Senior Vice President and the Chief Financial Officer of Phase Forward, a publicly traded provider of data management solutions for clinical trials and drug safety which was acquired by Oracle in August 2010. Mr. Weismann received a B.S. in Economics from Cornell University and an M.B.A. from Dartmouth College. Mr. Weismann was selected to serve on our board of directors due to his prior operating, financial and accounting experience as a senior executive at several publicly traded companies, including during the initial public offering process, and as a certified public accountant.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of eight members. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of the director’s successor at the annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

Our directors currently serve on the board pursuant to the voting provisions of our second amended and restated stockholder agreement between us and several of our stockholders, which we refer to as the stockholder agreement. Pursuant to the stockholder agreement, these holders have agreed to vote all their shares of our capital stock to cause and maintain the election to the board of directors of the company of:

•	one individual designated by North Bridge Venture Partners, who is currently Richard D’Amore;

•	one individual designated by Commonwealth Capital Ventures, who is currently Justin Perreault;

•	one individual designated by the holders of our common stock, who is currently our chief executive officer; and

•	five individuals who are to be independent and mutually approved and designated by a majority of our company’s board of directors.

The stockholder agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, which we intend to adopt in connection with this offering, we anticipate that our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire would be elected to serve from the time of election and qualification until the third annual meeting following election. We anticipate that our directors would be divided among the three classes as follows:

•	Class I, which would consist of Messrs. and whose term would expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II, which would consist of Messrs. and whose term would expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III, which would consist of Messrs. and whose term would expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which we intend to adopt in connection with this offering, would provide that the authorized number of directors may be changed only by resolution approved by a majority of the board. Any additional directorships resulting from an increase in the number of directors would be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Cohen, D’Amore, Feigelson, Perreault, Waugh and Weismann and Dr. Kohlhagen, representing seven of our eight directors, are “independent directors” as that term is defined under the applicable

rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of the                      . In making such determination, the board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining the director’s independence, including the number of shares of common stock beneficially owned by the director.

Board Leadership Structure

Our board of directors is currently chaired by our President and Chief Executive Officer, Mr. Okochi. The board of directors believes that combining the positions of Chief Executive Officer and Chairman helps to ensure that the board of directors and management act with a common purpose. The board of directors believes that combining the positions of Chief Executive Officer and Chairman provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, the board of directors believes that a combined Chief Executive Officer/Chairman is better positioned to act as a bridge between management and the board of directors, facilitating the regular flow of information. The board of directors also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of the company (as is the case with our Chief Executive Officer who is one of our founders).

Our board of directors expects to appoint a lead independent director in connection with this offering in order to help reinforce the independence of the board of directors as a whole. We expect the position of lead independent director will be structured to serve as an effective balance to a combined Chief Executive Officer/Chairman. We expect the lead independent director will be empowered to, among other duties and responsibilities, provide general leadership of the affairs of the independent directors, preside over board meetings in the absence of the Chairman and during independent director closed session portions of the meetings, preside over and establish the agendas for meetings of the independent directors, and act as liaison between the Chairman and the independent directors.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of management’s risk management activities. Additionally, the audit committee monitors our system of disclosure controls and procedures and internal controls over financial reporting and reviews contingent financial liabilities. Our board of directors and the audit committee work together to help ensure that both have received all information necessary to permit them to fulfill their duties and responsibilities with respect to oversight of risk management activities.

While our board of directors oversees our risk management, company management is responsible for day-to-day risk management processes. Our board of directors expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, the board of directors may establish other committees to facilitate the management of our business. Following the completion of this offering, the charters for each of these committees will be available on our website at www.reval.com. Our website is not part of this prospectus.

Audit Committee

Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Our audit committee consists of three directors, Messrs. Cohen, Feigelson and Weismann, and our board of directors has determined that each of them is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Weismann is the chairman of the audit committee and our board of directors has determined that Mr. Weismann is an “audit committee financial expert” as defined by SEC rules and regulations. The principal duties and responsibilities of our audit committee include:

•

appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly consolidated financial statements;

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

•	overseeing regulatory compliance and related matters.

Compensation Committee

Our compensation committee reviews and determines the compensation of all our executive officers. Our compensation committee consists of three directors, Messrs. D’Amore, Perreault and Waugh, each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. Mr. Perreault is the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the                     listing rules and SEC rules and regulations. The principal duties and responsibilities of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•	exercising administrative authority under our stock plans and employee benefit plans;

•	establishing policies and making recommendations to our board of directors regarding director compensation;

•	reviewing and discussing with management the compensation discussion and analysis that we are required to include in SEC filings; and

•	preparing a compensation committee report on executive compensation as required by the SEC to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three directors, Messrs. D’Amore and Feigelson and Dr. Kohlhagen. Mr. D’Amore is the chairman of the nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the listing rules and SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•	developing and recommending to the board of directors corporate governance principles;

•	monitoring the effectiveness of the board of directors and the quality of the relationship between management and the board of directors; and

•	overseeing an annual evaluation of the board of directors’ performance.

The nominating and corporate governance committee believes that candidates for director should possess, among other things, integrity, independence, diversity of experience, leadership and the ability to exercise sound judgment. In its review of candidates, the nominating and corporate governance committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the company, demonstrated excellence in his or her field and having the commitment to rigorously represent the long-term interests of the company’s stockholders as among the most important criteria. However, the nominating and corporate governance committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the board of directors, the operating requirements of our company and the long-term interests of stockholders. In conducting this assessment, the nominating and corporate governance committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the board of directors and our company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are scheduled to expire, the nominating and corporate governance committee reviews these directors’ overall service to our company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. The current composition of the board of directors is dictated by our voting agreement, although this agreement will terminate upon the closing of this offering.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We expect to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors prior to the completion of this offering. Following the completion of this offering, the Code of Conduct will be available on our website at www.reval.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who currently serve as members of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. Directors are reimbursed for reasonable travel, lodging and other expenses incurred in connection with their attendance at board of directors or committee meetings. Consistent with this policy, during 2011, our non-employee directors, Messrs. Cohen, D’Amore, Perreault, Rosenberg, Waugh and Weismann and Dr. Kohlhagen, did not receive any cash compensation in connection with their service on our board of directors or any committee thereof. In April 2011, Mr. Rosenberg resigned from our board of directors. Mr. Feigelson joined our board of directors in December 2011.

With respect to equity compensation, each non-employee director that is unaffiliated with any stockholder, other than Mr. Feigelson, has received a nonstatutory stock option grant to acquire 100,000 shares of our common stock at an exercise price per share equal to the then current fair market value of our common stock as determined in good faith by our board of directors that vests in equal quarterly installments over a four year period. Pursuant to this policy, Mr. Weismann joined our board of directors in March 2011 and was granted in October 2011 an option to purchase 100,000 shares of our common stock with an exercise price of $1.16 per share.

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2011.

Name	Option Awards ($)(1)(2)	Total ($)
Fred Cohen	—	—
Richard D’Amore	—	—
Jonathan Feigelson(3)	—	—
Steve Kohlhagen, Ph.D.	—	—
Justin Perreault	—	—
Steven Rosenberg(4)	—	—
Bradley Waugh	—	—
Rodger Weismann	$36,490	$36,490

(1)	This amount does not reflect the actual economic value realized by the director. In accordance with SEC rules, this column represents the grant date fair value of stock options, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 10 to our consolidated financial statements included elsewhere in this prospectus.
(2)	As of December 31, 2011, each non-employee director held options to purchase the following aggregate number of shares of our common stock: Mr. Cohen, options to purchase 100,000 shares; Dr. Kohlhagen, options to purchase 100,000 shares; Mr. Waugh, options to purchase 25,000 shares; and Mr. Weismann, options to purchase 100,000 shares. Messrs. D’Amore, Feigelson, Perreault and Rosenberg did not hold any options to purchase shares of our common stock as of December 31, 2011.
(3)	Mr. Feigelson joined our board of directors in December 2011.
(4)	Mr. Rosenberg resigned from our board of directors in April 2011. The vesting for all of Mr. Rosenberg’s unvested options was accelerated in connection with his resignation from our board of directors.

We expect that our board of directors will adopt a new director compensation plan for non-employee directors in connection with this offering.

EXECUTIVE COMPENSATION

2011 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and our one other most highly compensated executive officer during 2011. We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Total ($)
Jiro Okochi	$250,000	$65,000	$109,470	$35,000	$459,470
Chief Executive Officer and President(4)

Dino Ewing	235,000	70,000	54,735	30,000	389,735
Chief Financial Officer, Treasurer and Secretary

Philip Pettinato	250,000	70,000	54,735	30,000	404,735
Chief Technology Officer

(1)

Represents discretionary cash bonus amounts paid in excess of the financial targets achieved by us to such individuals pursuant to our 2011 cash bonus plan. See the “Executive Compensation—Narrative to Summary Compensation Table—2011 Cash Bonus Plan” section of this prospectus for a description of this plan.

(2)

This amount does not reflect the actual economic value realized by the named executive officer. In accordance with SEC rules, this column represents the grant date fair value of stock options, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 10 to our consolidated financial statements included elsewhere in this prospectus.

(3)

These amounts consist of cash bonuses paid under our 2011 bonus plan. See the “Executive Compensation—Narrative to Summary Compensation Table—2011 Cash Bonus Plan” section of this prospectus for a description of this plan.

(4)	Mr. Okochi is also a member our board of directors but does not receive any additional compensation in his capacity as a director.

Narrative to Summary Compensation Table

Employment Agreements

We are party to the following employment letter agreements and offer letters with our named executive officers.

Jiro Okochi. On July 2, 2007, our wholly-owned subsidiary Reval.com, Inc. entered into an employment letter agreement with Mr. Okochi, our President and Chief Executive Officer. We intend to amend this employment letter agreement in connection with this offering. Mr. Okochi’s employment letter agreement provides that he is an “at-will” employee. This employment letter agreement provides for an annual base salary of $250,000 per year, subject to review annually as part of our normal salary review process. This employment letter agreement provided for the issuance of a stock option to purchase (i) 2,100,000 shares of our common stock with vesting on a monthly basis over a four year period and (ii) an additional 373,302 shares of our common stock which fully vested on the one year anniversary of this employment letter agreement. This employment letter agreement also indicates Mr. Okochi’s general eligibility for annual variable pay based on individual and company-wide performance. This employment letter agreement also provides Mr. Okochi with certain severance benefits. See “—Severance and Change in Control Arrangements” below.

Dino Ewing. On July 2, 2007, our wholly-owned subsidiary Reval.com, Inc. entered into an employment letter agreement with Mr. Ewing, our Chief Financial Officer. We intend to amend this employment letter agreement in connection with this offering. Mr. Ewing’s employment letter agreement provides that he is an “at-will” employee. This employment letter agreement provides for an annual base salary of $225,000 per year, subject to review annually as part of our normal salary review process. In 2010, as part of our normal salary review process, Mr. Ewing’s annual base salary was increased to $235,000. This employment letter agreement provided for the issuance of a stock option to purchase (i) 1,050,000 shares of our common stock with vesting on a monthly basis over a four year period and (ii) an additional 196,571 shares of our common stock which fully vested on the one year anniversary of this employment letter agreement. This employment letter agreement also indicates Mr. Ewing’s general eligibility for annual variable pay based on individual and company-wide performance. This employment letter agreement also provides Mr. Ewing with certain severance benefits. See “—Severance and Change in Control Arrangements” below.

Philip Pettinato. On July 2, 2007, our wholly-owned subsidiary Reval.com, Inc. entered into an employment letter agreement with Mr. Pettinato, currently our Chief Technology Officer. We intend to amend this employment letter agreement in connection with this offering. Mr. Pettinato’s employment letter agreement provides that he is an “at-will” employee. This employment letter agreement provides for an annual base salary of $250,000 per year, subject to review annually as part of our normal salary review process. This employment letter agreement provided for the issuance of a stock option to purchase (i) 1,050,000 shares of our common stock with vesting on a monthly basis over a four year period and (ii) an additional 196,571 shares of our common stock which fully vested on the one year anniversary of this employment letter agreement. This employment letter agreement also indicates Mr. Pettinato’s general eligibility for annual variable pay based on individual and company-wide performance. This employment letter agreement also provides Mr. Pettinato with certain severance benefits. See “—Severance and Change in Control Arrangements” below.

Severance and Change in Control Arrangements

Jiro Okochi, Dino Ewing and Philip Pettinato

Severance Benefits. Our employment letter agreements with Messrs. Okochi, Ewing and Pettinato provide that if we terminate such named executive officer’s employment without cause (including as a result of death or disability) or such named executive officer resigns for good reason, the named executive officer is entitled to receive the following severance benefits in exchange for a general release of claims: (i) continued payment of his base salary, less applicable withholdings, for 12 months and (ii) the pro-rated target annual bonus for such named executive officer for the year in which such termination occurs if we attain the company-wide performance goals for such year. For purposes of these named executive officers’ employment letter agreements, any such named executive officer’s termination will be considered for cause, in the event such named executive officer:

•	commits an act of moral turpitude, fraud or dishonesty that involve our assets, customers, suppliers or affiliates;

•	is convicted of, or pleads guilty or nolo contendere to, a felony other than involving a traffic related infraction;

•	uses narcotics, liquor or illicit drugs in a manner that has had a detrimental effect on the performance of such named executive officer’s duties; or

•

commits willful and repeated neglect of such named executive officer’s duties to us, provided that in each case, the named executive officer is first given written notice of the particular act constituting grounds for proposed termination for cause and such named executive officer is given 30 days to cure such act or acts or failure or failures to act.

For purposes of these named executive officers’ employment letter agreements, any such named executive officer will be deemed to have been terminated for good reason if any of the following occurs:

•

at any time, a substantial reduction in such named executive officer’s compensation or other benefits, except such a reduction in connection with a general and proportional reduction in compensation or other benefits of all our senior executives;

•

at any time following a change in control (but not prior to a change in control), either (A) the assignment to such named executive officer of any position or title in the successor entity that is functionally junior to the title of “senior executive” or (B) a diminution of such named executive officer’s responsibilities, duties and authority in the operation and management of the successor entity, such that the named executive officer’s responsibilities, duties and authority are not at least equivalent to the responsibilities, duties and authority of a “senior executive” or equivalent position with the successor entity; or

•	the relocation of such named executive officer’s principal place of employment to a facility or location more than 40 miles from such named executive officer’s current principal place of employment.

For purposes of these named executive officers’ employment letter agreements, a “change in control” means: (i) a sale, lease or disposition of all or substantially all of our assets; or (ii) a sale, merger, consolidation, reorganization, stock purchase, contribution or other similar transaction (in a single transaction or a series of related transactions) of us with or into any other corporation or corporations or other entity, or any other corporate reorganization, in each case where our stockholders immediately prior to such event (in their capacity as such) do not retain beneficial ownership, directly or indirectly, of more than 50% of the voting power of and interest in us, our successor or the entity that controls us.

Option Awards

See Outstanding Equity Awards as of December 31, 2011 table below for a description of the material terms of the equity awards held by our named executive officers as of December 31, 2011.

2011 Cash Bonus Plan

In 2011, our employees, including our named executive officers, were eligible to annual earn performance bonuses based on individual and company performance pursuant to our 2011 cash bonus plan. The amount of the bonus earned, and the evaluations of individual and corporate performance was based on defined allocation ranges and formulas. In May 2011, the compensation committee, upon the recommendation of our Chief Executive Officer (except with respect to his own compensation), established individual target annual cash bonus opportunities for each of our named executive officers under our 2011 cash bonus plan. These cash bonus opportunities were determined based on a variety of factors, including the position and functional role, scope of responsibilities, and total compensation of each named executive officer, and ranged from 60% to 70% of the respective named executive officer’s annual base salary. The target award opportunities were weighted between financial and corporate objectives based on each named executive officer’s anticipated contribution to our performance in 2011. To provide a way for the compensation committee to recognize a truly exceptional individual contribution, there was no defined maximum payment for either portion of the potential cash bonus award. In February 2012, the compensation committee reviewed each named executive officer’s 2011 performance, taking into account whether the financial and corporate objectives under the 2011 cash bonus plan were actually achieved and the recommendations of the Chief Executive Officer for the amount that should be awarded as a bonus for 2011 for each of the named executive officers, not including himself. The compensation committee determined that while certain of the targets under the 2011 cash bonus plan were not achieved, the compensation committee determined that due to the successful launch of our expanded TRM solution and the challenges associated with the integration of ecofinance, our first cross-border acquisition, the named executive officers still merited a bonus. As a result, the amounts reflected above in the Summary Compensation Table reflect payments of compensation under the 2011 cash bonus plan under the heading “Non-Equity Incentive Plan Compensation” and additional discretionary amounts outside of the plan under the heading “Bonus.”

Outstanding Equity Awards as of December 31, 2011

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2011. All of these options were granted under our 2007 Stock Option and Incentive Plan. Our named executive officers did not hold any other stock awards at the end of 2011.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Jiro Okochi	2,473,302	(2)	—		$0.44	10/4/2017
	40,000	(3)	360,000		0.84	4/27/2020
	—		300,000	(4)	1.16	10/3/2021

Dino Ewing	1,246,571	(2)	—		0.44	10/4/2017
	20,000	(3)	180,000		0.84	4/27/2020
	—		150,000	(4)	1.16	10/3/2021

Philip Pettinato	1,246,571	(2)	—		0.44	10/4/2017
	20,000	(3)	180,000		0.84	4/27/2020
	—		150,000	(4)	1.16	10/3/2021

(1)

Unless otherwise specified, all option awards were granted under our 2007 Plan and vest in equal monthly installments over a four-year period beginning on the grant date, and all options have a ten-year term.

(2)

While this option award was granted on October 4, 2007, the vesting of such award was deemed to have commenced on July 2, 2007. For Mr. Okochi, 2,100,000 of these shares vested in accordance with footnote 1 above, while 373,302 of these shares were subject to a separate option grant that fully vested on July 2, 2008. For Mr. Ewing and Mr. Pettinato, 1,050,000 of these shares vested in accordance with footnote 1 above, while 196,571 of these shares were subject to separate option grants that fully vested on July 2, 2008.

(3)

While this option award was granted on April 27, 2010, the vesting for such award was deemed to have commenced on January 1, 2010, with 10% vesting on such January 1, 2011, 10% vesting on January 1, 2012, 40% vesting on January 1, 2013, and the final 40% vesting on January 1, 2014.

(4)

While this option award was granted on October 3, 2011, the vesting for such award was deemed to have commenced on January 1, 2011, with 10% vesting on January 1, 2012, 10% vesting on January 1, 2013, 40% vesting on January 1, 2014, and the final 40% vesting on January 1, 2015.

Equity Incentive Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant stock options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

2007 Stock Option and Incentive Plan

Our board of directors adopted the 2007 Stock Option and Incentive Plan, or the 2007 plan, in June 2007. The 2007 Plan was approved by our stockholders in July 2007. The 2007 plan subsequently was amended by our board of directors and approved by our stockholders in August 2009 and in December 2010. Following this offering, no further grants will be made under our 2007 plan and all outstanding stock awards granted under our 2007 plan will continue to be governed by the terms of our 2007 plan.

Our 2007 plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code) to our employees, and for the grant of nonstatutory stock options, restricted stock awards and other stock-based awards to our employees, directors, consultants and advisors. We have granted only stock options under our 2007 plan.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2007 plan is 11,366,444 shares. As of March 31, 2012, 315,161 shares of our common stock have been issued pursuant to the exercise of options granted under our 2007 plan, options to purchase 10,271,014 shares of our common stock were outstanding at a weighted average exercise price of $0.63 per share, and 780,269 shares remained available for future grant under our 2007 plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2007 plan. Our board of directors may delegate its authority to administer our 2007 plan to our compensation committee under the terms of the compensation committee’s charter. Subject to the terms of the 2007 plan, the administrator has the authority to amend outstanding awards under the 2007 plan, to adopt, amend and repeal rules relating to the 2007 plan, and to interpret and correct the provisions of the 2007 plan and any outstanding award.

Acquisitions. In the event of certain specified acquisitions, our board of directors (or the board of directors of the surviving or acquiring entity) will provide for the continuation of outstanding awards by our company or the assumption of such awards by the surviving or acquiring entity and by substituting for the shares then subject to such awards either (a) the consideration payable with respect to the outstanding shares of our common stock in connection with the acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities or other consideration as the board of directors deems appropriate, the fair market value of which will not materially differ from the fair market value of the shares of our common stock subject to such awards immediately preceding the acquisition. In addition to, or in lieu of such treatment, with respect to outstanding stock options, the board may, upon written notice to the affected optionholders, provide that one or more options then outstanding must be exercised within a specified number of days of the date of such notice, at the end of which period such options will terminate, or provide that one or more options then outstanding will be terminated in exchange for a cash payment equal to the excess of the fair market value for the shares subject to such options over the exercise price of such options. Unless otherwise determined by the board of directors, any repurchase rights or other rights held by us that relate to an option or other award will continue to apply to consideration, including cash, that has been substituted, assumed or amended for an option or other award.

For purposes of the 2007 plan, an acquisition is the consummation of (a) a sale of our company by merger in which our stockholders no longer own a majority of the outstanding equity securities of our company

(or its successor), (b) a sale of all or substantially all of our assets or capital stock (other than in a spin-off or similar transaction) or (c) any other acquisition of the business of our company, as determined by our board of directors.

2012 Equity Incentive Plan

We anticipate that our board of directors will adopt the 2012 Equity Incentive Plan, or the 2012 plan, prior to the completion of this offering and we anticipate that our stockholders will approve the 2012 plan prior to the completion of this offering. The 2012 plan will become effective in connection with this offering. We do not expect to utilize our 2012 plan until after this offering, at which point no further grants will be made under our 2007 plan.

Our 2012 Plan will provide for the grant of incentive stock options (within the meaning of Section 422 of the Code) to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2012 plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2012 plan is (1)                  shares (which number is the sum of the number of shares remaining available for issuance under the 2007 plan at the time the 2012 plan becomes effective, plus an additional                  new shares), plus (2) any shares subject to outstanding stock awards granted under our 2007 plan that expire or terminate for any reason prior to exercise or settlement, are forfeited because of a failure to vest or repurchased at the original issuance price, or are reacquired, withheld (or not issued) to satisfy a tax withholding obligation related to a stock award. The number of shares of our common stock reserved for issuance under our 2012 plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2013 continuing through (and including) January 1, 2022, by the least of (a)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)                 shares, or (c) a lesser number of shares determined by our board of directors. Shares issued under our 2012 plan will be authorized but unissued or reacquired shares of our common stock.

If a stock award granted under our 2012 plan expires or terminates without all of the shares covered by the stock award having been issued, or is settled in cash rather than in shares, such expiration, termination or settlement will not reduce the number of shares available for issuance under our 2012 plan. Additionally, shares issued pursuant to stock awards under our 2012 plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available again for issuance under our 2012 plan.

Section 162(m) Limits. No participant may be granted stock awards covering more than                  shares of our common stock under our 2012 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted during any calendar year a performance stock award covering more than                  shares of our common stock or a performance cash award having a maximum value in excess of $         under our 2012 plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Administration. Our board of directors, or a duly authorized committee thereof, will have the authority to administer our 2012 plan. Our board of directors may delegate its authority to administer our 2012 plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2012 plan, the administrator will have the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards (if any), the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration (if any) payable upon exercise or settlement of the stock award, and the terms and conditions of the award agreements for use under our 2012 plan.

Subject to the terms of our 2012 plan, the administrator will have the power to modify outstanding awards under our 2012 plan. The administrator will have the authority to reprice any outstanding option or stock appreciation right, cancel any outstanding option or stock appreciation right and re-grant in exchange a new stock award, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.

Stock Options. Incentive and nonstatutory stock options may be granted pursuant to incentive and nonstatutory stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, which cannot be less than 100% of the fair market value of our common stock on the date of grant or 110% of such fair market value in the case of certain incentive stock options, as described below. Options granted under the 2012 plan vest at the rate specified by the administrator.

The administrator will determine the term of stock options granted under the 2012 plan, up to a maximum of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement or other agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. Unless the terms of an optionholder’s stock option agreement or other agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates is terminated for cause, the option will terminate immediately. Unless the terms of an optionholder’s stock option agreement or other agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within the period (if any) specified in the option agreement following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that, following termination of service, exercise of the option is prohibited by applicable securities laws or the sale of shares received upon exercise of the option would violate our insider trading policy. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option (for nonstatutory stock options only) and (e) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally will not be transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the option does not exceed five years from the date of grant. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2012 plan is                  shares.

Restricted Stock Awards. Restricted stock awards may be granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past services rendered to us or our affiliates, or (c) any other form of legal consideration (including future services) that may be acceptable to our board of directors. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards may be granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the award agreement. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights may be granted pursuant to stock appreciation rights agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. Such payment may be made in shares, cash, a combination of shares and cash, or in any other form of consideration set forth in the award agreement. Stock appreciation rights granted under the 2012 plan vest at the rate specified by the administrator. Stock appreciation rights will be subject to the same conditions upon termination and restrictions on transfer as stock options under the 2012 plan.

Performance Awards. Our 2012 plan will permit the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such awards only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenues; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flows; (21) cash flows per share; (22) share price performance; (23) debt reduction;

(24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any “extraordinary items” as determined under GAAP. In addition, our compensation committee retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under such awards and all other terms and conditions of such awards.

Clawback Policy. All awards granted under the 2012 plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Changes to Capital Structure. In the event of certain capitalization adjustments, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2012 plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (d) the class and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, and (e) the class and number of shares and price per share of all outstanding stock awards.

Corporate Transactions. In the event of certain specified corporate transactions, our board of directors will determine how to treat each outstanding stock award. The board of directors may take one or more of the following actions with respect to outstanding stock awards, contingent upon the closing or completion of such transaction:

•	arrange for the assumption, continuation or substitution of a stock award by the surviving or acquiring corporation (or its parent company);

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company);

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

•

cancel or arrange for the cancellation of a stock award, to the extent not vested or exercised prior to the corporate transaction, in exchange for such cash consideration, if any, as the board of directors may consider appropriate

•

make a payment equal to the excess, if any, of (a) the value of the property that the participant would have received upon the exercise of the stock award over (b) any exercise price payable in connection with such exercise.

The board of directors will not be obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The board of directors may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the 2012 plan, a corporate transaction will be the consummation of (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 90% of our outstanding securities, (c) a merger, consolidation or similar transaction in which we are not the surviving corporation, or (d) a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Change in Control. Our board of directors may provide, in an individual award agreement or in any other written agreement between a participant and us, that a stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination. Our board of directors will have the authority to amend, suspend, or terminate our 2012 plan at any time, provided that such action does not impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date the board of directors adopts the 2012 plan.

2012 Employee Stock Purchase Plan

We anticipate that our board of directors will adopt 2012 Employee Stock Purchase Plan, or the 2012 ESPP, in connection with this offering and we anticipate that our stockholders will approve the 2012 ESPP in connection with this offering. We do not expect to grant purchase rights under our 2012 ESPP until after the closing of this offering.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2012 ESPP is                  shares. The number of shares of our common stock reserved for issuance under our 2012 ESPP will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2013 continuing through (and including) January 1, 2022, by the least of (a)     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)                 shares, or (c) a lesser number of shares determined by our board of directors. Shares purchasable under our 2012 ESPP will be authorized but unissued or reacquired shares of our common stock.

Shares subject to purchase rights granted under our 2012 ESPP that terminate without having been exercised in full will become available again for issuance under our 2012 ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will have the authority to administer our 2012 ESPP. Our board of directors may delegate its authority to administer our 2012 ESPP to our compensation committee under the terms of the compensation committee’s charter. Subject to the terms of our 2012 ESPP, the administrator will have the authority to construe, interpret and amend the 2012 ESPP, and to determine eligibility for and the terms of rights granted under the 2012 ESPP.

Eligibility. Employees, including executive officers, of ours or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2012 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2012 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock, or (ii) holds rights to purchase stock under our 2012 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Offerings and Purchase Rights. Our 2012 ESPP will be designed to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, may determine the terms of offerings under our 2012 ESPP.

Our 2012 ESPP will permit participants to purchase shares of our common stock through payroll deductions up to     % of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering (subject to any deadline imposed by the administrator) and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

A participant will not be able to transfer purchase rights under our 2012 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2012 ESPP.

Changes to Capital Structure. In the event of certain capitalization adjustments, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2012 ESPP, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and number of shares and purchase price of all outstanding purchase rights, and (d) the class and number of shares for any purchase limits under any ongoing offering.

Corporate Transactions. In the event of certain specified corporate transactions, the surviving or acquiring corporation (or its parent company) may assume, continue or substitute for outstanding purchase rights. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for the outstanding purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

For purposes of the 2012 ESPP, a corporate transaction will be the consummation of (a) a sale or other disposition of all or substantially all of our assets, (b) a sale or other disposition of at least 90% of our outstanding securities, (c) a merger, consolidation or similar transaction in which we are not the surviving corporation, or (d) a merger, consolidation or similar transaction in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding such transaction are converted by virtue of such transaction into other property.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate our 2012 ESPP at any time. However, any such amendment, suspension or termination generally may not impair any benefits, privileges, entitlements or obligations under outstanding purchase rights without the consent of employees granted such purchase rights, except as necessary to comply with any laws, listing requirements, or governmental regulations, or to maintain favorable tax, listing, or regulatory treatment. Our 2012 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2012 ESPP.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of specified conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering subject to potential extension or early termination, the sale of any shares under such plan will not be permitted under the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2009, we have engaged in the following transactions in which the amount involved exceeded $120,000 and in which any of our directors, executive officers, holders of more than 5% of our voting securities, and their affiliates had or will have a direct or indirect material interest. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Sales of Preferred Stock

Since January 1, 2009, we have sold shares of our preferred stock in a series of private placements as follows:

•	11,578,572 shares of our Series B preferred stock in August 2009 for an aggregate of $16.2 million at a purchase price of $1.40 per share; and

•	10,962,930 shares of our Series C preferred stock from December 2010 through February 2011 for an aggregate of $23.3 million at a purchase price of $2.10 per share.

The following table summarizes purchases from us of shares of our preferred stock in these private placements by our executive officers, directors and holders of more than 5% of our capital stock since January 1, 2009.

Name of Stockholder	Number of Shares of Series B Preferred Stock (#)	Number of Shares of Series C Preferred Stock (#)	Aggregate Purchase Price ($)
			(in thousands)
Entities affiliated with North Bridge Venture Partners(1)	7,857,143	8,571,429	$29,335
Commonwealth Capital Ventures IV, LP(2)	3,571,429	952,381	7,000
Jiro Okochi	50,000	—	70
Steve Kohlhagen, Ph.D.	—	125,000	263
Steven Rosenberg(3)	—	50,000	105

(1)

Richard D’Amore, one of our directors, is a Manager of NBVM GP LLC, the General Partner of North Bridge Venture Management V, LP, the General Partner of each of the following funds that purchased these shares: North Bridge Venture Partners V-A, LP, North Bridge Venture Partners V-B, LP and North Bridge Venture Partners VI, LP. See “Principal and Selling Stockholders” for more information regarding the holdings of Mr. D’Amore and these entities.

(2)

Justin Perreault, one of our directors, is a Manager of Commonwealth Venture (GP) Partners IV LLC, the General Partner of Commonwealth Venture (GP) Partners IV LP, the General Partner of Commonwealth Capital Ventures IV, LP. See “Principal and Selling Stockholders” for more information regarding the holdings of Mr. Perreault and this entity.

(3)	Mr. Rosenberg served on our board of directors from December 2007 to April 2011.

All of our preferred stock will convert automatically into shares of our common stock on a one-for-one basis at the closing of this offering and may be converted at the option of the holder at any other time. See “Description of Capital Stock” for a discussion of this conversion.

Stockholder Agreement

We are a party to a second amended and restated stockholder agreement under which holders of our preferred stock, including our principal stockholders with whom certain of our directors are affiliated, and Mr. Okochi have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the stockholder agreement, North Bridge Venture Partners V-A, LP, a principal stockholder, and its affiliated funds has designated Richard D’Amore for election to our board of directors; Commonwealth Capital Ventures IV, LP, a principal stockholder, has designated Justin Perreault for election to our board of directors. In addition to these voting provisions, the stockholder agreement provides for certain information rights, rights of first refusal and tag-along rights. The provisions of this stockholder agreement will terminate upon the completion of this offering and there will be no further contractual arrangements regarding the election of our directors.

Registration Rights Agreement

We are a party to a third amended and restated registration rights agreement with the holders of our preferred stock, including our principal stockholders with whom certain of our directors are affiliated, and Mr. Okochi. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of preferred stock held by them. As of March 31, 2012, the holders of 50,541,502 shares of our common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Director and Named Executive Officer Compensation

Please see “Management—Non-Employee Director Compensation” and “Executive Compensation” for a discussion of information regarding the compensation of our non-employee directors and our named executive officers.

Employment Agreements and Offer Letters

We have entered into employment agreements and offer letters with our executive officers that, among other things, provide for certain severance and change in control benefits. For more information regarding these agreements, see “Executive Compensation.”

Stock Option and Stock Award Grants to Named Executive Officers and Directors

We have granted stock options to our directors and named executive officers. For more information regarding these stock options see “Management—Non-Employee Director Compensation” and “Executive Compensation—Outstanding Equity Awards at December 31, 2011.”

Indemnification Agreements

Our charter provides that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers that may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. Prior to the completion of this offering, we expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of May 1, 2012, and as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable by June 29, 2012 (60 days after May 1, 2012). Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 50,861,413 shares outstanding as of May 1, 2012, after giving effect to the conversion of outstanding preferred stock into 50,541,502 shares of common stock upon completion of this offering. Common stock subject to stock options currently exercisable or exercisable within 60 days of May 1, 2012, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Reval Holdings, Inc., 420 Fifth Avenue, Fifth Floor, New York, New York 10018.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Shares Offered	Number	Percentage
Greater Than 5% Stockholders
Entities affiliated with North Bridge Venture Partners(1)	29,515,308	58.0%
Entities affiliated with Commonwealth Capital Ventures(2)	17,610,546	34.6
Named Executive Officers and Directors
Jiro Okochi(3)	3,850,485	7.2
Dino Ewing(4)	1,623,326	3.1
Philip Pettinato(5)	1,623,326	3.1
Fred Cohen(6)	50,000	*
Richard D’Amore(7)	29,515,308	58.0
Jonathan Feigelson(8)	12,500	*
Steve Kohlhagen, Ph.D.(9)	225,000	*
Justin Perreault(10)	17,610,546	34.6
Bradley Waugh(11)	100,000	*
Rodger Weismann(12)	31,250	*
All current executive officers and directors as a group (11 persons)(13)	55,196,741	97.1%
Selling Stockholders(14)

*	Represents beneficial ownership of less than 1% of our outstanding stock.

(1)

Consists of 12,108,507 shares held by North Bridge Venture Partners V-A, L.P.; 5,934,861 shares held by North Bridge Venture Partners V-B, L.P. and 11,471,940 shares held by North Bridge Venture Partners VI, L.P. Voting and dispositive authority for the shares held by each of these entities is shared by NBVM GP, LLC, the general partner of each entity. Mr. D’Amore, one of our directors, is a partner and co-founder of North Bridge Venture Partners and a manager of NBVM GP, LLC. Mr. D’Amore disclaims beneficial ownership of such shares. The principal address of each of North Bridge V-A, L.P., North Bridge Venture Partners V-B, L.P. and North Bridge Venture Partners IV, L.P. is 950 Winter Street, Suite 4600, Waltham, Massachusetts 02451.

(2)

Consists of 17,610,546 shares held by Commonwealth Capital Ventures IV, L.P., or Commonwealth Capital IV. Commonwealth Venture (GP) Partners IV, L.P., or Commonwealth Capital IV GP LP, is the general partner of Commonwealth Capital IV, and Commonwealth Venture (GP) Partners IV, LLC, or Commonwealth Capital IV GP LLC, is the manager of Commonwealth Capital IV GP LP. Mr. Perreault, one of our directors, is a general partner of Commonwealth Capital Ventures and a manager of Commonwealth Capital IV GP LLC. Mr. Perreault, Michael Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr. are the individual managers of Commonwealth Capital IV GP LLC. Mr. Perreault disclaims beneficial ownership of such shares. The principal address of Commonwealth Capital Ventures IV is 950 Winter Street, Suite 4100, Waltham, Massachusetts 02451.

(3)

Includes 2,583,302 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012. Also includes 520,000 shares for which Mr. Okochi has been granted the power to vote such shares pursuant to a voting agreement which will terminate upon completion of this offering.

(4)	Includes 1,301,571 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(5)	Includes 1,301,571 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(6)	Includes 50,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(7)

Consists of shares described in note (1) above. Mr. D’Amore is a partner and co-founder of North Bridge Venture Partners and, as such, may be deemed to share voting and investment power with respect to all shares held by be such entities. Mr. D’Amore disclaims beneficial ownership of such shares.

(8)	Includes 12,500 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(9)

Includes 100,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012. Also includes 83,831 shares held by the Delaware Charter Guarantee & Trust Company for the benefit of Steve Kohlhagen, Ph.D. and 41,169 shares held by Dr. Kohlhagen and his spouse, Gale Kohlhagen, jointly.

(10)

Consists of shares described in note (2) above. Mr. Perreault is a general partner of Commonwealth Capital Ventures and, as such, may be deemed to share voting and investment power with respect to all shares held by be such entities. Mr. Perreault disclaims beneficial ownership of such shares.

(11)

Includes 25,000 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012. Also includes 75,000 shares issued to the Bradley J. Waugh Irrevocable Living Trust.

(12)	Includes 31,250 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(13)	Includes 5,960,194 shares of common stock issuable upon the exercise of options exercisable within 60 days after May 1, 2012.
(14)	Further information to be provided upon filing of a subsequent amendment to this registration statement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only. Our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our charter, and we refer to our amended and restated bylaws as our bylaws that we intend to adopt in connection with this offering.

Upon the closing of this offering, our charter will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, all of which preferred stock will be undesignated.

As of March 31, 2012, we had issued and outstanding:

•	315,161 shares of common stock, held by ten stockholders of record;

•	28,000,000 shares of Series A preferred stock, held by 11 Series A stockholders of record;

•	11,578,572 shares of Series B preferred stock, held by seven Series B stockholders of record; and

•	10,962,930 shares of Series C preferred stock, held by 14 Series C stockholders of record.

Each share of our Series A, Series B and Series C preferred stock is convertible into one share of common stock. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 50,541,502 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by the board of directors. The board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designation, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preference; and

•	any qualifications, limitations or restrictions.

We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Out board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Options and Warrants

As of March 31, 2012, under our 2007 Plan, options to purchase an aggregate of 10,271,014 shares of common stock were outstanding and 780,269 additional shares of common stock were available for future grant. For additional information regarding the terms of this plan and the plans we intend to adopt in connection with this offering, see “Executive Compensation—Equity Incentive Plans.”

As of March 31, 2012, there was a warrant outstanding to acquire 119,048 shares of our Series C preferred stock with an exercise price of $2.10 per share, which following this offering, will be exercisable to purchase the same number of shares of our common stock at the same exercise price per share. This warrant expires in March 2022 and is net exercisable. The warrant contains a provision for the adjustment of the exercise price and the number of shares issuable upon exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

We have entered into a third amended and restated registration rights agreement with individuals and entities that, as of March 31, 2012, held all of the outstanding shares of our preferred stock, or the registration rights agreement. Upon the completion of this offering, all of the outstanding shares of preferred stock will automatically convert into a total of 50,541,502 shares of common stock. The parties to the registration rights agreement will have the right, under specified circumstances, to require us to register under the Securities Act a total of approximately 50,541,502 shares of common stock to be issued upon conversion of the outstanding preferred stock and not being offered hereby. After registration pursuant to these rights, the registrable shares will become freely tradable without restriction under the Securities Act, except to the extent they are purchased by affiliates of our company.

The following description of the terms of the registration rights provisions of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

•

Demand Registration Rights. On no more than two occasions, investors party to the registration rights agreement who hold at least 66 2/3% of the shares of common stock issued upon closing of this offering as the result of the conversion of our preferred stock, or the registrable shares, will have the right to request that we register with the SEC, on a registration statement on Form S-1, all or a portion of the registrable shares they then hold. Following such a request, the other holders of registrable shares will have the right to request that we include in such registration statement on Form S-1 all or a portion of their registrable shares. In addition, at any time at which we are eligible to register securities on a registration statement on Form S-3, holders of at least 20% of the registrable shares will have the right to request that we register on Form S-3 all or a portion of those shares, provided that we have not already effected two registrations on Form S-3 within the preceding 12-month period.

•

Incidental Registration Rights. If we propose to register shares of common stock under the Securities Act on a registration form that may be used for the registration of registrable shares, the investors party to the registration rights agreement may request that we register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Under the registration rights agreement, we generally are required to pay all registration expenses other than underwriting discounts and selling commissions and we are required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

The registration rights granted under the registration rights agreement will terminate as to a given holder when such holder can sell all of such holder’s shares of our common stock issued upon conversion of our preferred stock in compliance with Rule 144(b)(1)(i) or when such holder holds 1% or less of our outstanding common stock and all of shares of our common stock issued upon conversion of our preferred stock then held by such holder (together with any affiliate of the holder with whom such holder must aggregate sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and Bylaws

We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Our charter and bylaws will divide the board into three classes with staggered three-year terms. Our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 66 2/3% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our bylaws, any vacancy on the board, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us.

Our bylaws will provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our bylaws will provide that only the board of directors, the chairman of the board or the chief executive officer may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting. Our bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or bylaws, unless the charter or bylaws require a greater percentage. Our bylaws may be amended or repealed by a majority vote of the board, subject to any limitations set forth in the bylaws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 66 2/3% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 66 2/3% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage some tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Liability Limitations and Indemnification

Our charter will provide that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter will provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management—Liability Limitations and Indemnification.”

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in the common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . The transfer agent’s address is                     .

Market Listing

We have applied to list our common stock on the                     under the trading symbol “     .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on March 31, 2012, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                 shares of common stock will be outstanding, assuming no outstanding options or the outstanding warrant are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rule 144 and Rule 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	the shares sold in this offering and of the existing restricted shares will be eligible for immediate sale upon the closing of this offering;

•

approximately                 restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•

approximately                 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in some circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

In addition, of the 10,271,014 shares of common stock that were issuable pursuant to stock options outstanding as of March 31, 2012, options to purchase 7,683,001 shares of common stock were exercisable as of March 31, 2012 and, upon exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below. All of the 119,048 shares of our Series C preferred stock that were issuable pursuant to the warrant outstanding as March 31, 2012 were exercisable as of such date and, assuming a cashless exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after the completion of this offering based on the number of shares outstanding as of March 31, 2012; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Unlimited Resales by Non-Affiliates

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2007 Plan, 2012 Plan and 2012 ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, the selling stockholders and all of our officers, directors and other existing security holders will have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters, neither we nor they will, during the period ending 180 days, subject to potential extension under specified circumstances, after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sell of or lend, or otherwise dispose of or transfer any shares of common stock, including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants or securities convertible into or exercisable or exchangeable for common stock whether now owned or hereafter acquired;

•	enter into any swap, or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock;

•

make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing.

These agreements are described in further detail below under the section titled “Underwriting.”

The shares offered by the selling stockholders will be exempt from any applicable lock-up restrictions.

Registration Rights

Upon the closing of this offering, the holders of 50,541,502 shares of our common stock, or their transferees, as well as additional shares that may be acquired by certain holders after the completion of this offering, will be entitled to specified rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction strategy for tax purposes

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, income that is effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or a reduced rate under an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any, if U.S. tax returns have been timely filed with respect to such losses (even though the individual is not considered a resident of the United States); or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during such period. If we are determined to be a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, no U.S. withholding tax would apply to the proceeds payable to a non-U.S. holder from a sale of our common stock. However, in the event we are determined to be a U.S. real property holding corporation, if the non-U.S. holder holds more than 5% of our common stock as described above the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Recent Legislation Relating to Foreign Accounts

Recent legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain transition rules, any obligation under this recent legislation to withhold with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
Lazard Capital Markets LLC
Raymond James & Associates, Inc.
Oppenheimer & Co., Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to additional                 shares and the selling stockholders have granted an option to the underwriters to purchase up to additional                 shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                 shares offered by this prospectus to persons designated by us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Stifel, Nicolaus & Company, Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. For our executive officers and directors and our other existing security holders, it also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the                     , subject to notice of issuance, under the symbol “         .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the selling stockholders, and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or restricting a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the             , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require Reval or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

Reval, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for Reval or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Reval nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for Reval or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, Reval or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common stock has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common stock within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common stock in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. The underwriters are being represented by Wilson Sonsini Goodrich & Rosati, P.C., New York, New York and Palo Alto, California.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2010 and December 31, 2011, and for the years then ended, as set forth in their report. We have included those financial statements in this prospectus and elsewhere in the registration statement in reliance on Grant Thornton LLP’s report, given on its authority as experts in accounting and auditing.

EisnerAmper LLP (formerly known as Amper, Politziner & Mattia, LLP), independent registered public accounting firm, has audited our financial statements for the year ended December 31, 2009, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on EisnerAmper LLP’s report, given on its authority as experts in accounting and auditing.

Grant Thornton Unitreu GmbH, independent registered public accounting firm, has audited the financial statements of ecofinance Finanzsoftware & Consulting GmbH and Subsidiaries at December 31, 2010, and for the year then ended, as set forth in their report. We have included those financial statements in this prospectus and elsewhere in the registration statement in reliance on Grant Thornton Unitreu GmbH’s report, given on its authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EisnerAmper LLP (formerly known as Amper, Politziner & Mattia, LLP) audited our financial statements for the year ended December 31, 2007 through the year ended December 31, 2009. EisnerAmper LLP’s reports for each of these periods did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In April 2011, our audit committee determined not to renew EisnerAmper LLP’s engagement as our independent registered public accounting firm when it approved the appointment of Grant Thornton LLP as our independent registered public accounting firm commencing with work to be performed in relation to our audit for fiscal 2010.

During the period in which EisnerAmper LLP served as our independent registered public accounting firm, there were no disagreements between EisnerAmper LLP and us on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EisnerAmper LLP, would have caused EisnerAmper LLP to make reference to such disagreements in the firm’s reports on our financial statements for such periods. In addition, no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K, occurred during our two most recent fiscal years.

We have provided EisnerAmper LLP with a copy of the foregoing disclosure and have requested that EisnerAmper LLP furnish us with a letter addressed to the SEC stating whether or not EisnerAmper LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from EisnerAmper LLP is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Reval and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.reval.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REVAL HOLDINGS, INC. AND SUBSIDIARIES

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Reval Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Reval Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in redeemable equity and stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reval Holdings, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

New York, New York

March 30, 2012

Except for the retrospective adoption of the accounting standard relating to the reporting and display of comprehensive income as described in note 3, as to which the date is May 18, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Reval Holdings, Inc.

We have audited the accompanying consolidated statements of operations, changes in redeemable equity and stockholders’ deficit and cash flows for the year ended December 31, 2009 of Reval Holdings, Inc. and Subsidiaries (the “Company”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated results of operations and the consolidated cash flows of Reval Holdings, Inc. and Subsidiaries for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

New York, New York

March 30, 2012

REVAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		March 31, 2012	March 31, 2012 Pro forma
	2010	2011
			(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$11,717	$4,644	$4,364	$4,364
Restricted cash held in escrow	45	45	45	45
Accounts receivable (net of allowances of $247, $296 and $335 as of December 31, 2010, 2011 and March 31, 2012, respectively; and $335 as of March 31, 2012 pro forma (unaudited))	9,398	9,600	9,825	9,825
Prepaid expenses and other current assets	1,875	2,487	3,989	3,989
Deferred tax assets	632	851	999	999

Total current assets	23,667	17,627	19,222	19,222
Property and equipment (net)	2,552	2,799	3,342	3,342
Intangible assets (net)	16,785	9,965	8,609	8,609
Goodwill	28,766	28,667	28,764	28,764
Other non-current assets	21	146	231	231

Total Assets	$71,791	$59,204	$60,168	$60,168

LIABILITIES, REEDEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current Liabilities:
Current maturities of capital leases	$476	$467	$460	$460
Current portion of long-term debt	1,002	1,693	1,131	1,131
Line of credit	—	—	1,500	1,500
Accounts payable	3,203	1,442	2,091	2,091
Due to related party	3	3	3	3
Accrued expenses and other current liabilities	6,765	6,694	5,755	5,755
Due to former stockholders	184	184	184	184
Deferred revenue—current portion	19,813	22,184	23,866	23,866

Total current liabilities	31,446	32,667	34,990	34,990
Deferred revenue—net of current portion	1,694	1,885	1,965	1,965
Capital leases—net of current maturities	381	340	364	364
Long-term debt—net of current portion	887	2,256	5,176	5,176
Long-term deferred tax liability	1,603	216	—	—
Preferred stock warrant liability	—	—	121	—
Other long-term liabilities	632	624	627	627

Total Liabilities	36,643	37,988	43,243	43,122

Commitments and contingencies (See note 11)

Redeemable Convertible Preferred Stock:
Series A preferred stock, $0.001 par value, 28,000,000 shares authorized, issued and outstanding at December 31, 2010 and 2011 and March 31, 2012, respectively; no shares issued and outstanding, pro forma (unaudited).	28,000	28,000	28,000	—
Series B preferred stock, $0.001 par value, 11,578,572 shares authorized issued and outstanding at December 31, 2010 and 2011 and March 31, 2012, respectively; no shares issued and outstanding, pro forma (unaudited).	16,146	16,146	16,146	—
Series C preferred stock, $0.001 par value, 9,523,810 and 10,962,930 shares authorized, issued and outstanding at December 31, 2010 and 2011, respectively; 11,081,978 shares authorized and 10,962,930 shares issued and outstanding at March 31, 2012; no shares issued and outstanding, pro forma (unaudited).	20,317	23,331	23,331	—

Total redeemable convertible preferred stock	64,463	67,477	67,477	—

Stockholders’ (Deficit) Equity:
Common stock, $0.001 par value, 65,000,000 shares authorized; 62,613, 314,661 and 315,161 issued and outstanding at December 31, 2010 and 2011, and March 31, 2012, respectively; 50,856,663 issued and outstanding at March 31, 2012 pro forma (unaudited)	—	—	—	51
Additional paid-in capital	1,085	1,560	1,644	69,191
Accumulated deficit	(30,417)	(47,739)	(52,460)	(52,460)
Accumulated other comprehensive (loss) income	17	(82)	264	264

Total stockholders’ (deficit) equity	(29,315)	(46,261)	(50,552)	17,046

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity	$71,791	$59,204	$60,168	$60,168

The accompanying notes are an integral part of these consolidated financial statements.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)	(unaudited)
Revenues
Subscription and support	$18,651	$28,002	$35,587	$8,630	$9,149
Professional services and other	3,249	4,221	9,384	1,535	3,033

Total revenues	21,900	32,223	44,971	10,165	12,182
Cost of services	10,398	11,543	17,551	3,954	4,965

Gross margin	11,502	20,680	27,420	6,211	7,217
Operating expenses
Sales and marketing	8,928	11,917	20,325	4,312	4,965
Research and development	7,785	9,281	17,180	3,886	4,732
General and administrative	4,793	7,554	9,197	1,841	2,586

Total operating expenses	21,506	28,752	46,702	10,039	12,283

Loss from operations	(10,004)	(8,072)	(19,282)	(3,828)	(5,066)

Foreign currency transaction gain (loss)	51	(69)	33	39	7
Interest expense	(46)	(112)	(209)	(41)	(68)
Other income (loss)	8	(153)	670	144	13

Loss before provision for (benefit from) income taxes	(9,991)	(8,406)	(18,788)	(3,686)	(5,114)
Provision for (benefit from) income taxes	23	98	(1,466)	(288)	(393)

Net loss	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Net loss attributable to common stockholders per common share, basic and diluted	$(412.57)	$(135.82)	$(78.44)	$(29.52)	$(15.00)

Weighted average common shares outstanding used in computing net loss attributable to common stockholders per share, basic and diluted	24,272	62,613	220,830	115,113	314,754

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.34)		$(0.09)

Pro forma weighted average shares outstanding used in computing pro forma net loss attributable to common stockholders per share, basic and diluted (unaudited)			50,556,306		50,856,256

The accompanying notes are an integral part of these consolidated financial statements.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)	(unaudited)
Net loss	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)

Other comprehensive income (loss):
Currency translation adjustment	—	17	(99)	1,119	346

Comprehensive loss	$(10,014)	$(8,487)	$(17,421)	$(2,279)	$(4,375)

REVAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
				(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net loss	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	(36)	167	200	—	16
Depreciation of property and equipment	695	1,046	1,565	340	457
Amortization of intangibles	3,877	3,640	6,751	1,681	1,630
Share-based compensation	217	383	351	103	84
Deferred taxes	—	—	(1,980)	(588)	(331)
Loss on disposal of assets	—	57	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(690)	(1,549)	(412)	(16)	(192)
Prepaid expenses and other current assets	(23)	(185)	(646)	(704)	(1,461)
Other non-current assets	—	—	(124)	4	23
Accounts payable, accrued expenses and other current liabilities	(435)	2,844	187	(2,636)	(314)
Deferred revenue	3,055	3,284	2,639	2,613	1,622
Other long-term liabilities	—	—	(11)	(3)	117

Net cash provided by (used in) operating activities	(3,354)	1,183	(8,802)	(2,604)	(3,070)

Cash Flows from Investing Activities:
Purchases of property and equipment	(282)	(1,413)	(1,307)	(272)	(822)
Cash paid for acquisitions, net of cash acquired	(12,313)	(13,925)	(1,961)	(899)	—

Net cash used in investing activities	(12,595)	(15,338)	(3,268)	(1,171)	(822)

Cash Flows from Financing Activities:
Borrowings of long-term debt	—	1,073	3,179	—	6,500
Repayment of long-term debt	—	—	(1,062)	(83)	(2,678)
Principal payments of capital leases obligations	(202)	(361)	(595)	(119)	(146)
Proceeds from issuance of Series B preferred stock, net of issuance costs of $64	16,146	—	—	—	—
Proceeds from issuance of Series C preferred stock, net of issuance costs of $18, $8 and $8 as of December 31, 2010 and 2011, and March 31, 2011 respectively	—	20,317	3,014	3,014	—
Proceeds from the exercise of stock options	27	—	124	58	—

Net cash provided by financing activities	15,971	21,029	4,660	2,870	3,676

Effect of exchange rate changes on cash and cash equivalents	—	—	337	270	(64)
Net increase (decrease) in cash and cash equivalents	22	6,874	(7,073)	(635)	(280)
Cash and cash equivalents, beginning of period	4,821	4,843	11,717	11,717	4,644

Cash and cash equivalents, end of period	$4,843	$11,717	$4,644	$11,082	$4,364

Supplemental Cash Flow Disclosure:
Cash paid during the period for:
Interest	$43	$93	$139	$40	$54

Income taxes	$23	$99	$83	$34	$10

Non-cash Transactions:
Purchase of equipment under capital leases	$1,032	$73	$598	$92	$146

The accompanying notes are an integral part of these consolidated financial statements.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE EQUITY AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Equity							Stockholders’ Deficit
	Series A shares		Series B shares		Series C shares		Total Redeemable equity	Common shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ deficit
	Number	Amount	Number	Amount	Number	Amount	Total	Number	Amount
Balance at January 1, 2009	28,000,000	$28,000	—	$—	—	$—	$28,000	1,340	$—	$458	$(11,899)	$—	$(11,441)
Issuance of Series B preferred stock	—	—	11,578,572	16,146	—	—	16,146	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	61,273	—	27	—	—	27
Stock-based compensation	—	—	—	—	—	—	—	—	—	217	—	—	217
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	—	—	—	—	(10,014)	—	(10,014)

Balance at December 31, 2009	28,000,000	$28,000	11,578,572	$16,146	—	$—	$44,146	62,613	$—	$702	$(21,913)	$—	$(21,211)
Issuance of Series C preferred stock	—	—	—	—	9,523,810	20,317	20,317	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	383	—	—	383
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	17	17
Net loss for the year ended December 31, 2010	—	—	—	—	—	—	—	—	—	—	(8,504)	—	(8,504)

Balance at December 31, 2010	28,000,000	$28,000	11,578,572	$16,146	9,523,810	$20,317	$64,463	62,613	$—	$1,085	$(30,417)	$17	$(29,315)
Issuance of Series C preferred stock	—	—	—	—	1,439,120	3,014	3,014	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	252,048	—	124	—	—	124
Stock-based compensation	—	—	—	—	—	—	—	—	—	351	—	—	351
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(99)	(99)
Net loss for the year ended December 31, 2011	—	—	—	—	—	—	—	—	—	—	(17,322)	—	(17,322)

Balance at December 31, 2011	28,000,000	$28,000	11,578,572	$16,146	10,962,930	$23,331	$67,477	314,661	$—	$1,560	$(47,739)	$(82)	$(46,261)
Exercise of stock options	—	—	—	—	—	—	—	500	—	—	—	—	—
Share based compensation	—	—	—	—	—	—	—	—	—	84	—	—	84
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	346	346
Net loss for the three months ended March 31, 2012	—	—	—	—	—	—	—	—	—	—	(4,721)	—	(4,721)

Balance as of March 31, 2012 (unaudited)	28,000,000	$28,000	11,578,572	$16,146	10,962,930	$23,331	$67,477	315,161	$—	$1,644	$(52,460)	$264	$(50,552)

The accompanying notes are an integral part of these consolidated financial statements.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Reval Holdings, Inc. and its subsidiaries, or we, us, or our, are a leading, global SaaS provider of comprehensive and integrated treasury and risk management solutions. Our cloud-based software and related offerings enable enterprises to better manage cash, liquidity and financial risk, and include specialized capabilities to account for and report on complex financial instruments and hedging activities. The scope and timeliness of the analytics and data we provide allow chief financial officers, treasurers and finance managers to operate more confidently in an increasingly complex and volatile global business environment.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Reval Holdings, Inc. and all of our wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany balances and transactions have been eliminated in the consolidation.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2012, and the consolidated statements of income, comprehensive income, and cash flows for the three months ended March 31, 2011 and 2012 and the consolidated statement of redeemable equity and stockholders’ deficit for the three months ended March 31, 2012 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of March 31, 2012 and our consolidated results of operations and our cash flows for the three months ended March 31, 2011 and 2012. The results for the three months ended March 31, 2012 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Consolidated Balance Sheet and Unaudited Pro Forma Earnings Per Share

Upon the consummation of the initial public offering contemplated by us, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock. The March 31, 2012 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 50,541,502 shares of common stock.

In addition, the unaudited pro forma calculation of the denominator of basic and diluted earnings per share gives effect to the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock (using the as if-converted method) into common stock, as though the conversion had occurred as of the beginning of the three months ended March 31, 2012 or the original date of issuance, if later.

NOTE 2 — LIQUIDITY

We had an accumulated deficit of $47.7 million and negative working capital of $15.1 million as of December 31, 2011 and incurred a net loss of $17.3 million for the year then ended. As of March 31, 2012, we had an accumulated deficit of $52.5 million and negative working capital of $15.9 million and incurred a net loss of $4.7 million for the three months then ended.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

At December 31, 2011, we had cash and cash equivalents of $4.6 million, a decrease of $7.1 million from December 31, 2010. In 2010, we had a significant cash balance due to the funds received from our sale of Series C preferred stock and cash acquired in the acquisition of ecofinance, net of cash paid for the acquisition of ecofinance. Cash and cash equivalents totaled $4.4 million as of March 31, 2012.

Management believes that we have sufficient cash and cash equivalents at December 31, 2011 and March 31, 2012 coupled with our current financing arrangements (see note 16) to support forecasted operating results, working capital requirements, capital expenditures, and commitments through March 31, 2013.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain previously reported amounts have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include: (1) the valuation allowances of accounts receivable; (2) impairment of goodwill and other long lived assets; (3) deferred tax assets and any liabilities arising from uncertain tax positions; (4) stock-based compensation; (5) allocation of the purchase price to the net assets acquired from a business combination; and (6) contingencies. These estimates are based on information available as of the date of the release of these financial statements; therefore, actual results could differ from management’s estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks, are stated at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of allowances for doubtful accounts. Specific client provisions are made when a review of significant outstanding amounts, client creditworthiness and current economic trends indicate that collection is doubtful. In addition, provisions are made at differing amounts, based upon the balance and age of the receivable and our historical collection experience. Accounts are charged off against the allowance for doubtful accounts when it is probable the accounts will not be recovered. Accounts receivable in the accompanying consolidated balance sheets include an allowance of $0.2 million, $0.3 million and $0.3 million at December 31, 2010 and 2011 and March 31, 2012, respectively.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

The following table presents the accounts receivable allowance for the years ended December 31, 2010 and 2011 and the three months ended March 31, 2012 (in thousands):

		Additions
	Beginning balance	From acquisition	Charged to operations	Charged to deferred revenue	Write-offs	Ending balance
Year ended December 31, 2010	$80	$—	$181	$115	$(128)	$247
Year ended December 31, 2011	247	44	185	231	(411)	296
Three months ended March 31, 2012	$296	$—	$39	$—	$—	$335

Property and Equipment and Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives, which range from three to ten years; depreciation has been computed by utilizing the straight-line method. Repairs and maintenance of property and equipment are expensed as incurred; enhancements and improvements that extend the life of property and equipment are capitalized into their cost. Upon disposition, the cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations.

Leasehold improvements are capitalized into property and equipment and amortized over the shorter of their estimated useful lives or the corresponding lease term, unless at time of lease inception, renewal of the lease is considered reasonably assured.

Internal Use Software

Certain costs related to computer software developed or obtained for internal use are capitalized or expensed in accordance with Accounting Standards Codification, or ASC, Topic 350–40, “Internal Use Software.” We capitalize only those direct costs incurred during the application development and implementation stages for developing, purchasing or otherwise acquiring software solely to meet our internal needs. Certain costs such as maintenance and training are expensed as incurred. We did not capitalize any additional costs in 2010, 2011 and in the three months ended March 31, 2012. In addition, internal use software had a zero net book value as of December 31, 2010 and 2011 and as of March 31, 2012.

Intangible Assets

Our estimated identifiable intangible assets acquired during business acquisitions are recorded at their fair values. Intangible assets considered to have a finite life are amortized over their estimated useful lives as follows:

	Method	Estimated useful life
Developed technology	Straight line	3 years
Client relationships	Straight line	3 years
Non-compete agreements	Straight line	3 years
Trademark/name	Straight line	3 years

Goodwill

Goodwill represents the difference between the purchase price and the fair value of net assets acquired in business acquisitions. Goodwill is not amortized but it is subject to an impairment test at least annually.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Impairment of Goodwill and Other Long-lived Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of acquired entities. We perform a goodwill impairment test annually and more frequently if an event or circumstance indicates that an impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business climate, among other things. We operate as one operating segment with two reporting units for goodwill impairment testing – Reval.com, Inc., or Reval, and ecofinance Finanzsoftware & Consulting GmbH, or ecofinance. The annual goodwill impairment test is a two-step process. First, we determine if the carrying value of our related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we compare the implied fair value of the goodwill to our carrying value amount to determine if there is an impairment loss. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. The estimates that we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to access the recoverability of these assets, we could incur impairment charges. Any write-down could have a material adverse effect on our consolidated financial statements. Based on our most recent annual impairment review, we have determined that as of December 31, 2011, no reporting unit was at risk of impairment.

Other long-lived assets such as property and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable over its estimated useful life. There were no such events or changes in circumstances in the years ended December 31, 2010 and 2011, and three month period ended March 31, 2012, respectively. Accordingly, there were no impairments of other long-lived assets recognized during the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012.

Revenue Recognition

We recognize revenues from two sources, subscription and support, and professional services and other. Our subscription and support revenues includes subscription fees from clients accessing our SaaS solution or receiving reports utilizing our SaaS solution, term license revenues from clients who have executed term licenses for certain of our offerings, maintenance services related to perpetual licenses, and the amortized value of client-funded development enhancements to our SaaS solution. Maintenance services are sold in conjunction with perpetual licenses and not subscriptions. Generally, our subscription arrangements with clients do not provide the client with the right to take possession of the software supporting our SaaS solution. Professional services and other revenues includes fees from perpetual software licenses and consulting services related to both subscriptions and perpetual licenses to support business process mapping, configuration, data migration, integration and training. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenues, depending on whether our revenue recognition criteria have been met.

We recognize revenues from these sources when all of the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or the services have been rendered;

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

•	the fee is fixed or determinable; and

•	collectability is probable.

If an agreement contains non-standard acceptance terms or requires non-standard performance criteria to be satisfied, we defer the revenues until these conditions are satisfied. We consider signed subscription and other agreements as evidence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess cash collectability based on a number of factors, including past collection history with the client and the client’s creditworthiness. If we determine that collectability is not reasonably assured, we defer revenue recognition until collectability becomes reasonably assured, which is generally upon receipt of the cash. Our arrangements are generally non-cancellable, though clients typically have the right to terminate their agreement for cause if we materially fail to perform.

Generally, revenues from new client acquisition are generated under sales agreements with multiple elements, comprised of subscriptions from clients accessing our SaaS solution and professional services for implementation of our SAAS solution. We evaluate each element in a multiple-element arrangement to determine whether it represents a separate unit of accounting. This requires us to determine the stand alone value and vendor-specific objective evidence, or VSOE, of fair value to allocate the selling price to each deliverable. We believe that subscriptions have stand-alone value because we routinely sell them separately. VSOE of the subscription services was established through utilization of substantive renewals. We believe professional services have standalone value because there are several third party vendors that historically have provided similar professional services to clients on a stand-alone basis. VSOE of the professional services was established based on standard daily rates. Any services that do not have stand-alone value, including any customized development services for our SaaS solution, are recognized along with the subscription period over the longer of the remaining subscription term or the estimated client relationship period of three years, assuming all of the revenue recognition criteria have been met.

ASC 985-605 requires that VSOE exist for revenue recognition at contractual rates, the company must attempt to establish VSOE on all elements within a multiple element contract. ASC 985-605-25-6 limits VSOE to the following:

•	The price charged when the same element is sold separately.

•

For an element not yet being sold separately, the price established by management having the relevant authority. It must be probable that the price once established will not change before the separate introduction of the element into the marketplace.

We do not sell our licensed software products or implementation services separately; therefore VSOE cannot be established on the perpetual software license element or the professional services element of the multi-element contract. However, maintenance is sold separately. We use the substantive annual renewals as a basis to establish VSOE on the maintenance element of the contract. We use the residual method to allocate revenues between components without VSOE, such as the perpetual license element and professional services element, on the one hand, and maintenance element which has VSOE, on the other hand.

We recognize the total contracted subscription revenues ratably over the contracted term of the subscription agreement. Subscription terms commence on the later of the start date specified in the subscription arrangement, the date of the client’s service is provisioned or when all of the revenue recognition criteria have

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

been met. We generally consider delivery to have occurred upon provisioning of the service, which is the point in time that a client is provided access to use our solution. We defer all revenues from our perpetual software licenses, professional services and maintenance contracts until substantial completion and delivery of the services to the client. We define substantial completion and delivery of the services as either signed or contractual acknowledgment of acceptance by the client or final payment of outstanding invoices for services delivered to the client enabling the client to utilize the software in operations. This may occur with or prior to completion of supplemental reports or training activities.

We recognize maintenance contract revenues ratably over the contract period after substantial completion and delivery of the services.

In October 2009, the Financial Accounting Standards Board, or FASB, amended the accounting standards for multiple-element revenue arrangements, or Accounting Standards Update, or ASU, 2009-13, to:

•	provide updated guidance on whether multiple deliverables exist, how the elements in an arrangement should be separated, and how the consideration should be allocated;

•	require an entity to allocate revenues in an arrangement using estimated selling prices of each element if a vendor does not have VSOE or third-party evidence of selling price; and

•	eliminate the use of the residual method and require a vendor to allocate revenues using the relative selling price method.

We adopted the accounting guidance beginning January 1, 2011, for applicable arrangements entered into or materially modified after January 1, 2010. The adoption of ASU 2009-13 did not have a material impact on our revenue recognition treatment, as we were previously able to establish VSOE.

Indirect taxes, including sales and use tax amounts, value added tax and goods and service tax amounts, collected from clients have been recorded on a net basis using the current liability account. All sales taxes collected from the clients are remitted to proper governmental authorities on a monthly basis.

Purchase Accounting

We accounted for the acquisitions of FXpress Corporation, or FXpress, and ecofinance using the purchase method of accounting for acquisitions. As a result, the purchase price for each of the transactions has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. We applied significant judgment and estimates in determining the fair values of the assets acquired and their useful lives. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment annually and more frequently if certain events occur.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. We generally invoice our clients annually in advance for subscription and maintenance, and we generally invoice our clients for professional services as those services are provided. We generally invoice our clients for our licenses and professional services related to those licenses

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

prior to substantial completion of delivery of services. Consequently, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue that will be recognized during the succeeding twelve month period is classified as current deferred revenue, and the remaining portion is recorded as non-current deferred revenue.

Cost of Services

Cost of services primarily consists of costs related to personnel and related costs of operations for hosting our SaaS solution, client support, professional services, market data management and our reporting services using our solution, allocated overhead for facilities and operations as well as intangible asset amortization expenses associated with acquired technology from our ecofinance and FXpress acquisitions, related plant and equipment depreciation and amortization expenses and stock-based compensation expenses related to employees who provide services.

Concentration of Credit Risks

Financial instruments potentially exposing us to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and trade accounts receivable. We maintain an allowance for doubtful accounts on our accounts receivable balance. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with past due accounts.

Credit risk arising from accounts receivable is mitigated due to the large number of clients comprising our client base and their dispersion across various industries and countries. At December 31, 2010 and 2011 and March 31, 2012, there was no client that represented more than 10% of the net accounts receivable balance. There was no client that individually exceeded 10% of our revenues in any of the periods presented.

We maintain our bank accounts with several financial institutions. Balances in excess of the federal insurance limits were approximately $7.6 million, $3.6 million and $2.2 million at December 31, 2010 and 2011 and March 31, 2012, respectively. We maintain a significant portion of our cash and cash equivalents in foreign countries. Deposits in foreign countries were $3.4 million, $0.9 million and $2.3 million at December 31, 2010 and 2011 and March 31, 2012, respectively.

Advertising Expenses

Costs related to advertising are expensed as incurred. Advertising expenses were $0.9 million, $1.1 million and $2.4 million for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2011 and 2012, advertising expenses amounted to $0.4 million and $0.4 million, respectively. These expenses are included in sales and marketing expenses in our consolidated statements of operation.

Research and Development Expenses

Costs related to research and development are expensed as incurred. Research and development expenses consist primarily of expenses for research and development staff, the cost of certain third-party service providers and allocated overhead.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Income Taxes

Income taxes are accounted for under the asset-and-liability method in accordance with ASC Topic 740, “Accounting for Income Taxes,” or ASC 740. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. We provide for uncertain tax positions and any related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not of being sustained upon examination by tax authorities.

Share-Based Payments

We account for the issuance of equity awards in accordance with ASC Topic 718, “Compensation–Stock Compensation,” which requires that the cost resulting from all share based payment transactions be recognized in the financial statements. This guidance establishes fair value as the measurement objective in accounting for share based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for all share-based payment transactions with employees. Period compensation costs are presented in the same line item in the consolidated statement of operations where the related cash-based compensation is included. We recognize compensation expenses related to share based payments on a straight-line basis over the vesting period.

Preferred Stock Warrant Liability

We account for our warrant to purchase our Series C preferred stock as a liability. The warrant is recorded at fair value estimated using the Black-Scholes option pricing model and revalued at each balance sheet date. The change in the fair value of the warrant is recorded as a component of other income (loss) (note 8).

Net Loss Per Share

Net loss per share is based on the weighted number of common shares issued and outstanding, and is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares used in the net loss per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive securities outstanding. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the period presented. For the years ended December 31, 2009, 2010, 2011, and for the three months ended March 31, 2011 and 2012 we incurred net losses and therefore no common stock equivalents were utilized in the calculation of losses per share.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Fair Value Measurements

Fair value of financial assets and liabilities are defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market at the measurement date (exit price). We are required to classify fair value measurements in one of the following categories:

•	Level 1 inputs which are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs which are defined as inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•

Level 3 inputs are defined as unobservable inputs for the assets or liabilities. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Our financial liabilities that are measured at fair value on a recurring basis, by level, as of December 31, 2010 and 2011 and March 31, 2012 consisted of the following (in thousands):

December 31, 2010
	Level 1	Level 2	Level 3	Total
Long term liabilities:
Series C preferred stock warrant	$—	$—	$—	$—

December 31, 2011
	Level 1	Level 2	Level 3	Total
Long term liabilities:
Series C preferred stock warrant	$—	$—	$—	$—

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Long term liabilities:
Series C preferred stock warrant	$—	$—	$121	$121

Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Certain assets and liabilities are required to be recorded at fair value on either a recurring or non-recurring basis. Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants.

Our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt and capital leases are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our long-term debt and capital leases are carried at cost and approximates fair value due to their variable or fixed interest rates, which are consistent with the interest rates in the market.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

We are required, on a non-recurring basis, to adjust the carrying value of our goodwill and other long-lived assets. These assets were determined by us to be Level 2 and Level 3 under the fair value hierarchy and are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist. We also record the assets and liabilities assumed in our acquisitions at fair value.

In 2010, we hedged the Euro-denominated purchase price for the acquisition of ecofinance to reduce the risk that the purchase price would be adversely affected by changes in exchange rates. Losses from the call option and the forward contract were recorded in general and administrative expenses in the consolidated statements of operations. These derivative instruments were settled on December 31, 2010 and the net loss from this transaction amounted to $0.3 million in 2010.

Foreign Currency Translation

The consolidated financial statements of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchanges rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders’ deficit. Exchange adjustments related to international currency transactions are reflected in the consolidated statements of operations.

New Accounting Pronouncements

In June 2011, the FASB issued accounting guidance related to comprehensive income, ASC Topic 220, “Comprehensive Income,” that allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are not changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance was effective for fiscal years and interim periods beginning after December 15, 2011, and should be applied retrospectively. We adopted this new guidance on January 1, 2012.

In September 2011, the FASB issued accounting guidance related to goodwill impairment, ASC Topic 350, “Intangibles–Goodwill and Other,” that provides an entity with the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of its goodwill impairment test. If an entity determines, on the basis of qualitative factors, the fair value of a reporting unit is more likely than not to be less than the carrying amount, the two-step impairment test would be required to be performed. Otherwise, further impairment testing would not be needed. This pronouncement will become effective for us with respect to our fiscal year ended December 31, 2012. We do not believe that adoption of ASC Topic 350 will have a significant impact on our consolidated financial statements.

NOTE 4 — BUSINESS COMBINATIONS

We account for business combinations under the provisions of ASC Topic 805, “Business Combinations.” Accordingly, the assets and liabilities of the acquired businesses have been recorded at their estimated fair values on the acquisition date with the excess of the purchase price over their estimated fair value recorded as goodwill.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

ecofinance Acquisition

On December 31, 2010, we acquired all of the capital stock of ecofinance, a leading treasury management software provider operating primarily in the Germanic region. Prior to our acquisition, while clients could access ecofinance’s offerings on either a hosted or on-premise basis, the license model was perpetual. We acquired ecofinance to expand our current SaaS solution to include, among other features, global cash management and liquidity management. Our acquisition of ecofinance also strengthened our international position in treasury and risk management and provided us access to new clients in Europe.

We paid $18.4 million for the acquisition of ecofinance. Of this amount, $1.0 million was included under accrued expenses in our consolidated balance sheet at December 31, 2010 in connection with an earnout and working capital adjustment. This liability was paid to the former stockholders of ecofinance on April 28, 2011. We do not have any remaining contingent cash payments related to this transaction. The assets and liabilities of ecofinance have been reflected in the consolidated financial statements from the date of acquisition. ecofinance acquisition-related transaction costs were $1.3 million and they are included within general and administrative expenses of our consolidated statements of operations.

The ecofinance acquisition resulted in $5.6 million of goodwill. We believe goodwill relates to the expansion of our product offerings, anticipated synergies and acquired workforce. The allocation resulted in intangibles with a tax basis of $9.2 million that is deductible in Austria over a fifteen year period.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

Cost of acquisition	$18,402

Assets purchased at fair value
Accounts receivable	1,331
Other current assets	5,300
Property and equipment	508

Identified intangible assets
Client relationships	5,400
Technology	5,500
Non-compete agreements	1,600
Trademark/name	880
Liabilities assumed	(7,693)

Net assets acquired	12,826

Goodwill	$5,576

FXpress Acquisition

On August 21, 2009, we acquired all of the capital stock of FXpress, a treasury software provider. Our acquisition of FXpress further solidified our position in derivative and exposure management and provided us access to new clients. We paid $12.5 million for the acquisition of FXpress, and paid transaction costs of $0.3 million. We do not have any contingent cash payments related to this transaction. The assets, liabilities and operating results of FXpress have been reflected in the consolidated financial statements from the date of acquisition.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

The FXpress acquisition resulted in $7.7 million of goodwill, none of which is deductible for income tax purposes. We believe this goodwill primarily relates to the expansion of our product offerings and use of our existing product offerings by acquired clients, anticipated synergies and acquired workforce. FXpress acquisition-related costs were $0.3 million and they are included within general and administrative expenses of our consolidated statements of operations.

The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date as follows (in thousands):

Cost of acquisition	$12,497

Assets purchased at fair value
Accounts receivable	838
Other current assets	313
Property and equipment	99
Other tangible assets	10

Identified intangible assets
Client relationships	3,530
Technology	2,500
Non-compete agreements	202

Liabilities assumed	(2,734)

Net assets acquired	4,758

Goodwill	$7,739

NOTE 5 — GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and intangible assets, net consists of the following (in thousands):

	Gross carrying value at December 31, 2009	Additions/ adjustments	Foreign currency translations	Gross carrying value at December 31, 2010	Accumulated amortization	Net carrying value at December 31, 2010
Goodwill	$23,190	$5,576	$—	$28,766	$—	$28,766

Intangibles
Developed technology	$9,600	$5,500	$—	$15,100	$8,234	$6,866
Client relationships	5,730	5,400	—	11,130	3,801	7,329
Non-compete agreements	282	1,600	—	1,882	172	1,710
Trademark/name	—	880	—	880	—	880

Total intangibles	$15,612	$13,380	$—	$28,992	$12,207	$16,785

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

	Gross carrying value at December 31, 2010	Additions/ adjustments	Foreign currency translations	Gross carrying value at December 31, 2011	Accumulated amortization	Net carrying value at December 31, 2011
Goodwill	$28,766	$77	$(176)	$28,667	$—	$28,667

Intangibles
Developed technology	$15,100	$—	$(174)	$14,926	$10,843	$4,083
Client relationships	11,130	—	(171)	10,959	6,721	4,238
Non-compete agreements	1,882	—	(51)	1,831	755	1,076
Trademark/name	880	—	(28)	852	284	568

Total intangibles	$28,992	$—	$(424)	$28,568	$18,603	$9,965

	Gross carrying value at December 31, 2011	Additions/ adjustments	Foreign currency translations	Gross carrying value at March 31, 2012	Accumulated amortization	Net carrying value at March 31, 2012
Goodwill	$28,667	$—	$97	$28,764	$—	$28,764

Intangibles
Developed technology	$14,926	$—	$171	$15,097	$11,566	$3,531
Client relationships	10,959	—	168	11,127	7,520	3,607
Non-compete agreements	1,831	—	50	1,881	922	959
Trademark/name	852	—	27	879	367	512

Total intangibles	$28,568	$—	$416	$28,984	$20,375	$8,609

Amortization expense of intangible assets was $3.9 million, $3.6 million and $6.8 million for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2011 and 2012, amortization expense of intangible assets was $1.7 million and $1.6 million, respectively.

The estimated remaining future amortization expenses for our intangible assets as of March 31, 2012 are as follows (in thousands):

Remainder of 2012	$4,151
2013	$4,458

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010 and 2011 and March 31, 2012 (in thousands):

	December 31,		March 31, 2012
	2010	2011
Computer equipment and software	$4,328	$5,600	$6,593
Furniture and fixtures	237	145	155
Leasehold improvements	133	467	476
Automobiles	22	214	220

	4,720	6,426	7,444
Less: Accumulated depreciation	(2,168)	(3,627)	(4,103)

Property and equipment, net	$2,552	$2,799	$3,341

Depreciation expenses, which include depreciation of assets acquired under capital leases, were $0.7 million, $1.0 million and $1.6 million for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2011 and 2012, the depreciation expenses were $0.3 million and $0.5 million, respectively.

NOTE 7 — LONG-TERM DEBT

The following table presents our long-term debt (other than capital leases) for the years ended December 31, 2010 and 2011 and March 31, 2012 (in thousands):

	December 31,		March 31, 2012
	2010	2011
Equipment term loan	$1,000	$667	$—
Term loan	—	2,000	—
New facility loan	—	—	5,000
Line of credit	—	—	1,500
Other long-term debt	—	122	110
ecofinance debt	889	1,160	1,197

Total debt	1,889	3,949	7,807
Less current maturities	1,002	1,693	2,631

Long-term debt	$887	$2,256	$5,176

On June 12, 2009, our wholly-owned subsidiary, Reval.com, Inc., entered into a line of credit agreement, or the Revolving Line of Credit, with Silicon Valley Bank, or SVB, with an initial borrowing capacity of $2.0 million. On July 22, 2010, the Revolving Line of Credit was amended to extend the maturity date to July 21, 2011 and to increase the revolving line of credit from $2.0 million to $5.0 million. In addition, we added an equipment term loan of $1.0 million, or the Equipment Term Loan. In July 2011, we received an extension for the renewal of the Revolving Line of Credit until September 19, 2011 and on October 18, 2011, we renewed the Revolving Line of Credit until September 18, 2012.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

The Equipment Term Loan consisted of three loans, aggregating to an outstanding balance of $1.0 million and $0.7 million as of December 31, 2010 and 2011. Principal and interest payments related to these loans were due monthly for thirty-six months beginning January 1, 2011. We had the option of paying interest based on the following rates: (1) SVB prime rate (4.0% as of December 31, 2011 and March 31, 2012) + 2.5%; or (2) a fixed rate of 7.5%. Borrowings under the Equipment Term Loan were all received in 2010 and were based upon the costs of eligible equipment as defined in the related agreement.

On October 18, 2011, we entered into a new Term Loan facility, or the Term Loan, for an amount up to $2.0 million. On November 30, 2011, we borrowed $1.0 million under the Term Loan. On December 29, 2011 we borrowed the remaining $1.0 million under the Term Loan. The Term Loan was payable in thirty six equal monthly payments starting January 2012. We chose an option of paying interest based on a floating per annum rate equal to 2.0% above the SVB prime rate.

There were no outstanding balances related to the Revolving Line of Credit as of December 31, 2010 and 2011. Principal and interest payments related to any borrowings from the Revolving Line of Credit were payable monthly. Interest is calculated at a floating rate equal to the SVB prime rate + 2.0%.

The Revolving Line of Credit, Term Loan and the Equipment Term Loan contained restrictive covenants including monthly working capital requirements and are collateralized by substantially all of our assets.

In March 2012, our wholly-owned subsidiary, Reval.com, Inc., entered into an amended and restated credit facility with Silicon Valley Bank, or SVB, comprised of a $10.0 million revolving line of credit, a $5.0 million term loan, and a $1.5 million letter of credit and other bank product facility, or the New SVB Facility. The New SVB facility refinances our previous facility with SVB which was comprised of a $5.0 million Revolving Line of Credit, a $1.0 million Equipment Loan and a $2.0 million Term Loan, or the Prior SVB Facility.

Under the New SVB Facility, the revolving line of credit bears interest at a floating rate based on SVB’s prime rate plus 1.75%. The term loan bears interest either at a floating rate based on SVB’s prime rate plus 2.25%. Borrowings under the letter of credit and other bank products portion will bear interest at 2.0%. As of March 31, 2012, SVB’s prime rate was 4.0%. Borrowings under the revolving line of credit are limited to a borrowing base formula of 85.0% of eligible accounts receivable as defined in the loan agreement with SVB. Principal and interest payments under the New SVB Facility are payable monthly. The revolving line of credit and letter of credit and other bank product facility each mature in March 2014 and the maturity date of the term loan is December 2015.

The proceeds of the $5.0 million term loan under the New SVB Facility were utilized to repay all amounts outstanding under the Prior SVB Facility and for general corporate purposes. Prior to the execution of the New SVB Facility, we were in default under the Prior SVB Facility due to the breach of the minimum liquidity covenant in such facility. SVB waived this breach in connection with the execution of the New SVB Facility. As of March 31, 2012, there was $5.0 million outstanding under the term loan, $1.5 million outstanding under revolving line of credit, and $0.6 million outstanding under the letter of credit and other bank product portion of the facility.

The New SVB Facility requires immediate repayment upon an event of default, as defined in the SVB agreement, which includes events such as a payment default, a covenant default or the occurrence of a material

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

adverse change, as defined in the agreement. The New SVB Facility also contains customary negative covenants with respect to our operations, including requirements with respect to monthly working capital levels, and effective as of January 15, 2013, an adjusted quick ratio financial covenant. The New SVB Facility is secured by substantially all of our assets. In connection with the New SVB Facility, we also issued SVB a warrant to acquire 119,048 shares of our Series C preferred stock at an exercise price of $2.10 per share which is the price paid by the other investors in our December 2010 sale of Series C preferred stock (see note 8).

Upon our acquisition of ecofinance in December 2010, we assumed outstanding loans of ecofinance. These loans were provided by Steiermarkische Bank und Sparkassen AG, or Exportfondrahmenkredit, for $0.7 million and Osterreichische Forschungsforderungsgesellschaft mgH (FFG), or Forschung, for $0.4 million as of December 31, 2011.

The initial loan from Exportfondrahmenkredit was a term loan that was repaid in full in June 2011. In October 2011, ecofinance entered into a new loan with Exportfondrahmenkredit to be utilized to encourage export sales by ecofinance. The loan is outstanding until further notice, but is callable by either party at the end of each quarter with 10 days’ notice. Certain accounts receivable of ecofinance secure this loan. Interest under this loan is payable quarterly and is calculated at a floating rate, which was 2.0% at December 31, 2011. The outstanding principal balance under this loan at December 31, 2011 and March 31, 2012 was $0.7 million, and this loan does not contain any restrictive covenants.

The loans by Forschung are unsecured and are utilized for research and development activities. The Forschung loans bear interest at variable rates ranging from 2.0% to 2.5% per annum payable semi-annually. At December 31, 2011, and March 31, 2012 the outstanding balance under the Forschung loans was $0.5 million and the loans under this facility mature from 2014 to 2016. This facility does not contain any restrictive covenants.

The aggregate annual principal payments for the next five years and thereafter under our long-term debt at December 31, 2011 and March 31, 2012 are summarized as follows (in thousands):

	As of December 31, 2011	As of March 31, 2012
2012	$1,693	$2,202
2013	1,047	1,714
2014	819	1,823
2015	—	1,667
2016	390	401
Thereafter	—	—

	$3,949	$7,807

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Redeemable Convertible Preferred Stock

Redeemable Convertible Series A Preferred Stock

At December 31, 2010 and 2011 and March 31, 2012, there were 28,000,000 shares of our Series A preferred stock, or Series A, issued and outstanding. No shares of our Series A were issued in 2009, 2010 and 2011 and in the three months ended March 31, 2012.

Redeemable Convertible Series B Preferred Stock

In 2009, we issued 11,578,572 shares of our Series B preferred stock, or Series B, at $1.40 per share for proceeds of $16.1 million, net of issuance costs of $0.1 million, for the purpose of acquiring FXpress and providing additional working capital. No shares of our Series B were issued in 2010, 2011 and in the three months ended March 31, 2012.

Redeemable Convertible Series C Preferred Stock

In 2010, we issued 9,523,810 shares of our Series C preferred stock, or Series C, at $2.10 per share for proceeds of $20.3 million, net of issuance costs of $18,000 for the purpose of acquiring ecofinance and providing additional working capital.

In February 2011, we issued an additional 1,439,120 shares of our Series C shares at $2.10 per share for proceeds of $3.0 million, net of issuance costs of $8,000.

No shares of our Series C preferred stock were issued in the three months ended March 31, 2012.

The holders of shares of our Series A, Series B, and Series C, or collectively referred to as our Preferred Stock, are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for vote.

Each holder of shares of the Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock could be converted. The holders of Preferred Stock are entitled to vote in connection with the election of two directors. Directors elected can only be removed by the affirmative vote of the holders entitled to elect such directors.

Shares of the Preferred Stock generally have the same voting rights as common stock, except that for so long as twenty-five percent of the originally issued shares of Preferred Stock are outstanding, the vote or written consent of the holders of at least sixty percent of the outstanding shares of Preferred Stock is necessary for us to effect or validate the following actions: (1) liquidate, dissolve or wind-up our business, (2) amend or repeal any provision of the Certificate of Incorporation or in a manner adverse to the Preferred Stock, (3) create or issue any additional class of capital stock, or increase the authorized number of shares of any additional class of capital stock, unless the same ranks junior with respect to the distribution of assets upon our liquidation or dissolution, (4) purchase or redeem, or pay or declare any dividend or make any distribution on any shares of our capital stock other than (i) redemptions of or dividends or distributions on the Preferred Stock, (ii) dividends or

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

distributions on the common stock solely in the form of additional shares of common stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other person who performed services for us in connection with the cessation of such employment or service at the lower of the original purchase price or fair market value, (5) create or issue any debt in excess of $1.0 million other than equipment leases or bank lines of credit approved by our board of directors, (6) create or hold capital stock in subsidiary that is not wholly owned by us, or sell, transfer or otherwise dispose of any capital stock of any subsidiary, or permit any subsidiary to sell, lease, transfer or otherwise dispose of all or substantially all of the assets of such subsidiary, (7) change the authorized number of directors constituting the board of directors, (8) change the authorized number of shares under any stock plan, and (9) change the authorized number of shares of common stock or Preferred Stock.

Dividends

We may not declare, pay or set aside any dividends or make any other distributions on shares of common stock unless the holders of the Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (1) in the case of a dividend on common stock or any class or series that is convertible to common stock, the product of (i) the dividend payable on each such share as if all shares of such class or series had been converted into common stock and (ii) the number of shares of common stock issuable upon conversion of a share of Preferred Stock, or (2) in the case of a dividend on any class or series that is not convertible into common stock, a rate per share of Preferred Stock determined by (i) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and (ii) multiplying such fraction by an amount equal to the Original Issue Price ($1.00 per share for the Series A, $1.40 per share for the Series B and $2.10 per share for the Series C, each subject to adjustment in the event of any stock dividend, split, combination or other similar recapitalization). If we declare pay or set aside, on the same date, a dividend on shares of more than one class or series of capital stock, the dividend payable to the Preferred Stock holders shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. Payment of any dividends to Preferred Stock holders shall be on equal basis. No dividends were paid or declared on our Preferred Stock in 2009, 2010, 2011 and in the three months ended March 31, 2012.

Conversion

The holders of the outstanding shares of Preferred Stock are entitled, at any time, to have their shares converted into such number of fully-paid and non-assessable shares of common stock at the conversion rate determined by dividing the Original Issue Price of each respective series (adjusted for common stock splits and combinations, and the like affecting the Preferred Stock) by the conversion price ($1.00 per share for the Series A, $1.40 per share for the Series B and $2.10 for the Series C at December 31, 2011 and at March 31, 2012). The conversion price of the Preferred Stock is subject to customary anti-dilution provisions and automatic downward adjustments in the event of certain sales or issuances of our common stock or equivalents thereof, subject to specified exceptions at a price below the conversion price of the Preferred Stock. If the settlement were to have occurred on December 31, 2011 or March 31, 2012, we would have issued 50,541,502 shares of common stock. Each share of Preferred stock shall automatically be converted into shares of common stock at the applicable conversion price at the time in effect for such Preferred Stock (i) at any time upon the affirmative election of the holders of at least sixty percent of the outstanding shares of such Preferred Stock, or (ii) immediately upon the closing of the sale of shares of common stock to the public in an underwritten public offering resulting in at least $35 million of proceeds, net of the underwriting discount and commissions, to us.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Redemption

The holders of at least 60% of the then-outstanding shares of the Preferred Stock may request redemption of all Preferred Stock in three annual installments beginning 60 days after receipt by us on any date on or after August 21, 2014, at a price equal the Original Issue Price per share for applicable series, plus all declared but unpaid dividends thereon. The number of shares of Preferred Stock that we are required to redeem on any redemption date shall be determined by dividing the number of shares of Preferred Stock outstanding by the number of remaining redemption dates. The shares will be redeemed from each Preferred Stock holder on a pro rata basis.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, our assets shall be distributed first to the holders of Preferred Stock as set forth in our certificate of incorporation in preference to any distributions to the holders of common stock.

A merger, reorganization or consolidation with or into another entity in which our stockholders own less than 50% of the voting stock of the surviving entity, or the sale, lease, exclusive license or other disposition of all or substantially all of our assets our will be deemed a liquidation, dissolution, or winding up. The Preferred Stock is classified as mezzanine because there are certain triggering events outside our control that could result in the redemption of our Preferred Stock and, as a result, our Preferred Stock is not a component of stockholders’ (deficit) equity.

In connection with our initial public offering, all of our outstanding shares of Preferred Stock will convert into shares of common stock and the dividend, redemption, conversion and liquidation preferences discussed above will no longer apply after such conversion.

Warrant to Purchase Series C Preferred Stock

In March 2012 in connection with the New SVB Facility, we issued a warrant to purchase 119,048 shares of Series C preferred stock at an at an exercise price of $2.10 per share that expires in March 2022. At March 31, 2012, the warrant is exercisable and outstanding. As long as the warrant remains outstanding and is exercisable for redeemable convertible preferred stock, the warrant liability will be recorded at fair value at each balance sheet date and any change in fair value will be included as a component of other income (loss). As of March 31, 2012, the fair value of the warrant liability using the Black-Scholes option pricing model and underlying assumptions used in the model were as follows (dollars in thousands):

At March 31, 2012
Fair value of preferred stock warrant liability	$121

Risk-free interest rate	0.13%
Expected dividend yield	—
Expected term (in years)	10
Expected volatility	40%

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Stockholders’ (Deficit) Equity

Common Stock

At December 31, 2010 and 2011 and at March 31, 2012, there were 62,613, 314,661 and 315,161 shares of common stock issued and outstanding, respectively. During 2009 and 2011, 61,273 and 252,048 shares of common stock, respectively, were issued as a result of the exercise of stock options for net proceeds of $27,000 in 2009 and $0.1 million in 2011. During the three months ended March 31, 2012, 500 shares of common stock were issued for net proceeds of $420. No shares of common stock were issued in 2010. The holders of the common stock are entitled to one vote for each share of common stock and such holders may elect one director. The holders of the common stock are entitled to dividends only if and when declared by our board of directors. No dividends were paid or declared on our common stock for the years ended December 31, 2009, 2010, and 2011 and for the three months ended March 31, 2012.

NOTE 9 — INCOME TAXES

We file our federal, state and foreign income tax returns on an accrual basis. As a result of U.S. operating losses for which there is no benefit, there is a foreign tax net benefit related primarily to Austria recorded for the periods reported upon. These expenses (benefits) totaled $23,000, $98,000, and $(1.5) million, for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2012, the benefit amounted to $0.4 million.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Current:
Federal	—	—	—
State	—	—	—
Foreign	$23	$98	$128

Total current	23	98	128

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	(1,594)

Total deferred	—	—	(1,594)

Income tax expense (benefit)	$23	$98	$(1,466)

Our effective income tax rate differs from the statutory rate as a result of the following items:

	December 31,
	2009	2010	2011
Worldwide pre-tax book income (loss):
Provision at statutory rate	35.0%	35.0%	35.0%
Acquisition costs	—	(5.3)	—
Other	(0.5)	(0.9)	(1.1)
Foreign rate differential	(0.2)	0.2	(3.3)
Valuation allowance	(34.5)	(30.1)	(23.5)

Total (provision) benefit	(0.2)%	(1.2)%	7.8%

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

Deferred tax assets (liabilities) consisted of the following at December 31, 2010 and 2011 (in thousands):

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss carryforward	$13,948	$18,835
Depreciation and amortization	4,567	4,125
Accrued expenses	352	393
Allowance for doubtful accounts	25	70
Deferred revenue	252	208
General business credits	171	171
Other	844	205

Total deferred tax assets before valuation allowance	20,159	24,007
Valuation allowance	(16,118)	(20,511)

Total deferred tax assets	4,041	3,496

Deferred tax liabilities:
Intangibles	(4,683)	(2,681)
Deferred revenue	(212)	—
Property and equipment	(117)	(180)

Total deferred tax liabilities	(5,012)	(2,861)

Net deferred tax (liabilities) assets	$(971)	$635

We have recorded a full valuation allowance against our U.S. net deferred tax asset since management believed that based on the available objective evidence at December 31, 2009, 2010 and 2011 and March 31, 2012, respectively, it was more likely than not the asset will not be realized. The valuation allowance increased by $4.8 million and $4.4 million for the years ended December 31, 2010 and 2011, respectively.

As of December 31, 2011, we had federal net operating losses, or NOLs, carryforwards of approximately $45.5 million and Austria NOLs of $3.9 million available to offset future taxable income. The U.S. NOLs will fully expire in various periods through 2031. Austrian NOLs do not expire. Since we had an ownership change in 2007, causing the utilization of the pre-2008 NOLs to be limited; the U.S. loss carryforwards may be materially constrained pursuant to Internal Revenue Code Section 382, or IRC 382. The limitation under IRC 382 is estimated to be approximately $1.2 million per year. As of December 31, 2011, $19.9 million of our U.S. federal net operating loss and tax credit carryforwards were so limited, and if they remain unused, will expire in 2031.

We recorded a benefit of $0.3 million for the three months ended March 31, 2011 compared to a benefit of $0.4 million for the three months ended March 31, 2012, and a benefit of $1.5 million for the year ended December 31, 2011. Our effective tax rate is 7.8% for the three months ended March 31, 2011 compared to 7.7% for the three months ended March 31, 2012 and 7.8% for the year ended December 31, 2011. The actual income tax benefit differs from the expected U.S. federal statutory rate primarily due to state and foreign taxes as well as the different income tax rates in foreign countries and the change in valuation allowance.

We do not have any material uncertain tax positions as provided in ASC 740. We file federal, state and foreign income tax returns in jurisdictions with varying statutes of limitations. Due to our net operating loss

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

carryforwards, our income tax returns generally remain subject to examination by federal and most state tax authorities. Currently, our federal return is open for examination for the periods 2008 through 2011. In our Austrian jurisdiction, all tax years remain subject to examination by the Austrian tax authorities.

We are not currently under examination by the federal, state or foreign governments. We have not signed any consent to extend the statute of limitations with any taxing authority.

We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries of approximately $0.6 million based on management’s position that such earnings will be indefinitely reinvested in foreign operations. If these earnings were remitted to the United States, they would be subject to U.S. income tax. The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income and withholding tax that might be payable.

NOTE 10 — STOCK OPTION PLAN

The 2007 Stock Option and Incentive Plan, or 2007 Plan, which was adopted in 2007, provides the granting of options, restricted stock and other awards to employees, board members, directors, consultants and other service providers. As of December 31, 2011 and March 31, 2012, the maximum aggregate number of shares of common stock which may be issued under the Plan was 11,366,444. There were 768,269 and 780,269 shares of common stock available to be issued as of December 31, 2011 and March 31, 2012, respectively.

Options under the 2007 Plan are generally granted for a period of ten years and typically vest over a four year period.

We use the Black-Scholes pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various highly judgmental assumptions including expected volatility and expected term, as well as assumptions regarding the risk-free interest rate and the expected dividend yield. Expected volatility is based on the historical realized volatility of the stock prices of comparable companies. The expected term represents the period of time the stock options are expected to be outstanding following their grant date. The risk-free interest rate is based on U.S. Treasury interest rates whose term is consistent with the expected term of the award. The dividend yield on our common stock is assumed to be zero as there are no current plans to pay dividends. Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates. Forfeitures were estimated based on historical experience.

The assumptions used in the Black-Scholes option pricing model for options granted in 2009, 2010, and 2011 are as follows:

	December 31,
	2009	2010	2011
Expected volatility	42%	40%	40%
Expected dividend yield	—	—	—
Expected term	4 years	4 years	4 years
Risk-free rate	1.43%	2.58%	0.27%
Forfeiture rate	10%	10%	10%

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

A summary of option activity under the 2007 Plan for the years ended December 31, 2010, 2011 and for the three months ended March 31, 2012 is presented below:

Options	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding — December 31, 2009	7,331,429	$0.46	7.9

Granted	1,832,526	0.84	9.3
Exercised	—	n.a	—
Forfeited or expired	(38,500)	0.80	—

Outstanding — December 31, 2010	9,125,455	$0.53	7.4

Granted	1,588,000	1.16	9.7
Exercised	(252,048)	0.49	—
Forfeited or expired	(177,893)	0.71	—

Outstanding — December 31, 2011	10,283,514	$0.63	6.9

Granted (unaudited)	—	n.a	—
Exercised (unaudited)	(500)	0.84	—
Forfeited or expired (unaudited)	(12,000)	1.10	—

Outstanding — March 31, 2012 (unaudited)	10,271,014	$0.63	6.6

There were 5,680,151, 7,153,058 and 7,683,001 exercisable shares, with a weighted average exercise price of $0.44, $0.47 and $ 0.50 per share at December 31, 2010, 2011 and March 31, 2012, respectively. The weighted average contractual term of those shares was 7.4 years, 6.9 years and 6.6 years at December 31, 2010 and 2011 and March 31, 2012.

The number and weighted-average grant date fair value of stock options granted during the year was 345,000 at $0.22 per option in 2009, 1,832,526 at $0.37 in 2010, and 1,588,000 at $0.36 in 2011. There were no stock options granted in the three months ended March 31, 2012.

There were 61,273, 0 and 252,048 stock options exercised during the years ended December 31, 2009, 2010 and 2011, respectively. The total intrinsic value of stock options exercised and their average exercise price were $17,000 and $0.44 per share, respectively, as of December 31, 2009 and $77,000 and $0.49 per share, respectively, as of December 31, 2011. For the three months ended March 31, 2012, 500 stock options were exercised. The total intrinsic value of those options exercised and their average exercise price were $235 and $0.84, respectively.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

A summary of the status of our non-vested shares as of December 31, 2010 and 2011 and March 31, 2012:

	Shares	Weighted average grant date fair value of option
Non-vested — January 1, 2010	2,870,531	$0.17
Granted	1,832,526	0.37
Vested	(1,644,193)	0.17
Forfeited	(38,500)	0.34

Non-vested — December 31, 2010	3,020,363	0.29

Granted	1,588,000	0.36
Vested	(1,378,388)	0.22
Forfeited	(99,518)	0.29

Non-vested — December 31, 2011	3,130,457	$0.36

Granted	—	n.a
Vested	(531,944)	0.35
Forfeited	(10,500)	0.37

Non-vested — March 31, 2012	2,588,013	$0.36

The total fair value of options that vested in 2009, 2010 and 2011 amounted to $0.3 million, $0.3 million and $0.3 million, respectively. For the three months ended March 31, 2011 and 2012, the total value of the vested options was $0.2 million and $0.2 million, respectively.

The amount of unrecognized compensation expenses related to non-vested shares granted, to be amortized over the next three years and without taking into account expected forfeitures, was $0.9 million and $0.8 million at December 31, 2011 and March 31, 2012.

The following table summarizes the total stock-based compensation expenses included in our consolidated statements of operations for years ended December 31, 2009, 2010, and 2011 and the three months ended March 31, 2011 and 2012 (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Cost of services	$33	$19	$17	$3	$7
Sales and marketing	10	69	74	16	20
Research and development	67	123	95	31	21
General and administrative	107	172	165	53	36

	$217	$383	$351	$103	$84

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. In addition, third parties may from time to time assert intellectual property infringement claims against us in the form of letters and other communications. While the outcome of pending claims cannot be predicted with certainty, we do not believe that the outcome of any pending claims against us will have a material adverse effect on our financial condition or operating results.

Operating Leases

We lease office space and equipment under non-cancelable operating leases. There are no renewal terms or purchase options that were explicitly stated in all operating lease agreements. Future minimum annual lease payments required under all operating leases are included in the table below and include the effects of renewals entered into subsequent to December 31, 2011 (in thousands).

2012	$2,235
2013	1,982
2014	1,785
2015	2,006
2016	1,454
Thereafter	—

$9,462

Total rent expenses charged to operations were $1.0 million, $1.5 million, and $2.1 million for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2011 and 2012, total rent expense charged to operations was $0.5 million and $0.6 million, respectively.

Letter of Credit

We have an open letter of credit as collateral for our office lease in the amount of $0.5 million, $0.6 million and $0.6 million at December 31, 2010 and 2011 and March 31, 2012, respectively.

Capital Leases

We lease computer and hardware equipment, furniture and fixtures and vehicles under capital leases expiring through 2015. The assets and liability under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The equipment is depreciated over its respective estimated useful life.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

The lease obligations are secured by liens on the equipment acquired. The future minimum annual lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2011 are as follows (in thousands):

Years Ending December 31,	Amount
2012	$480
2013	219
2014	131
Thereafter	46

Total minimum lease payments	876
Less amount representing interest	69

Present value of minimum lease payments	807
Less current portion	467

Present value of minimum lease payment > 1 year	$340

Interest rates for the capital leases range from 4.0% to 15.2%. Interest expense applicable to capital lease obligations amounted to $43,000, $84,000 and $58,000 for the years ended December 31, 2009, 2010 and 2011, respectively. For the three months ended March 31, 2011 and 2012, interest expense applicable to capital lease obligation amounted to $24,000 and $9,000, respectively.

The cost and related accumulated depreciation of assets recorded under capital leases were approximately $1.3 million and $0.6 million, respectively, as of December 31, 2010 and $1.8 million and $1.0 million, respectively, as of December 31, 2011. As of March 31, 2012, the cost and related accumulated depreciation of assets recorded under capital leases were approximately $1.7 million and $0.9 million, respectively. These amounts are included within property and equipment in the consolidated balance sheets. Amortization of leased assets is included in depreciation and amortization expenses in the consolidated statements of operations.

Indemnification Agreements

In the ordinary course of business, we may provide indemnifications of varying scope and terms to clients, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

NOTE 12 — RELATED PARTY TRANSACTIONS

We had entered into a sublease arrangement and procured consulting services from Intrasphere Technologies. Inc. or Intrasphere, a web application development company. A principal stockholder of Intrasphere is also a stockholder of ours. This stockholder owned less than one percent of our outstanding shares as of December 31, 2009, 2010 and 2011 and as of March 31, 2012. The consulting services represent outsourced software development services.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

The following summarizes the balances and activity related to transactions with Intrasphere for years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012 (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Rent and utilities expenses	$669	$360	$—	$—	$—
Consulting expenses	1,174	—	—	—	—
Payable at end of period	$22	$—	$—	$—	$—

The agreements with Intrasphere expired in June 2010 and as of December 31, 2010 and 2011 and as of March 31, 2011 and 2012, there was no outstanding liability.

NOTE 13 — DEFINED CONTRIBUTION PLAN

We participate in a defined contribution savings plan, or the 401(k) Plan, under section 401(k) of the Internal Revenue Code, which is administered by a professional employer organization. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Our contributions to the 401(k) Plan are made at the discretion of the board of directors. Participants are immediately vested in all contributions to the 401(k) Plan. We did not contribute to the 401(k) Plan in 2009, 2010 or 2011. However, the 401(k) Plan of FXpress, which is an entity that we acquired in August 2009 (See note 4), provided for an employer matching contribution and the related plan expenses amounted to approximately $42,000 the year ended December 31, 2009. These two plans were merged on January 1, 2010.

NOTE 14 — NET LOSS PER SHARE

The following is a reconciliation of the number of shares used in the calculation of basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2009, 2010 and 2011 and for the three months ended March 31, 2011 and 2012 (in thousands, except share and per share data):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Net loss attributable to common stockholders	$(10,014)	$(8,504)	$(17,322)	$(3,398)	$(4,721)
Weighted average shares outstanding used in computing net loss attributable to common stockholders per share — basic and diluted	24,272	62,613	220,830	115,113	314,754
Net loss attributable to common stockholders per common share — basic and diluted	$(412.57)	$(135.82)	$(78.44)	$(29.52)	$(15.00)
The following securities were not included in the computation of diluted net earnings (loss) per share as their effect would have been antidilutive:
Options to purchase common stock	7,331,429	9,125,455	10,283,514	8,956,455	10,271,014
Redeemable convertible preferred stock	39,578,572	49,102,382	50,541,502	50,541,502	50,541,502

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 15 — INFORMATION ABOUT REVENUES AND GEOGRAPHIC AREAS

We consider operating segments to be components of our business in which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenues by offering and geographic areas for purposes of allocating resources and evaluating financial performance. Accordingly, we have determined that we have a single operating and reporting segment.

The following table summarizes our revenues and long-lived assets in different geographic locations (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2009	2010	2011	2011	2012
Revenues:
North America*	$15,607	$24,427	$26,547	$6,535	$6,674
Europe	4,359	5,156	15,299	2,908	4,511
Asia Pacific	1,934	2,640	3,125	722	997

Total	$21,900	$32,223	$44,971	$10,165	$12,182

*	Included in North America are revenues from the United States of $15.1 million, $22.7 million, $24.5 million, $6.2 million, and $6.0 million in 2009, 2010, and 2011 and for the three months ended March 31, 2011 and 2012, respectively.

Germany represented 1%, 1%, 14%, 11.4% and 18.5% and the United Kingdom represented 12%, 10%, 9.5%, 9.4% and 10.5% of our revenues for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2011 and 2012, respectively.

	December 31,		March 31, 2012
	2010	2011
Long-lived assets:
United States	$28,588	$26,370	$26,058
Europe*	19,465	14,998	14,434
Asia Pacific	50	63	223

Total	$48,103	$41,431	$40,715

*	Included in Europe are long-lived assets from Austria of $19.5 million, $15.0 million and $14.4 million at December 31, 2010 and 2011 and March 31, 2012, respectively.

REVAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2009, 2010 AND 2011

THREE MONTHS ENDED MARCH 31, 2011 AND 2012 (UNAUDITED)

NOTE 16 — SUBSEQUENT EVENTS

We have evaluated subsequent events through March 30, 2012, which is the date the financial statements are available to be issued.

In March 2012, our wholly-owned subsidiary, Reval.com, Inc., entered into an amended and restated credit facility with Silicon Valley Bank, or SVB, comprised of a $10.0 million revolving line of credit, a $5.0 million term loan, and a $1.5 million letter of credit and other bank product facility, or the New SVB Facility. The New SVB facility refinances our previous facility with SVB which was comprised of a $5.0 million Revolving Line of Credit, a $1.0 million Equipment Loan and a $2.0 million Term Loan, or the Prior SVB Facility.

Under the New SVB Facility, the revolving line of credit bears interest at a floating rate based on SVB’s prime rate plus 1.75%. The term loan bears interest either at a floating rate based on SVB’s prime rate plus 2.25%. Borrowings under the letter of credit and other bank products portion will bear interest at 2.0%. As of March 30, 2012, SVB’s prime rate was 4.0%. Borrowings under the revolving line of credit are limited to a borrowing base formula of 85.0% of eligible accounts receivable as defined in the loan agreement with SVB. Principal and interest payments under the New SVB Facility are payable monthly. The revolving line of credit and letter of credit and other bank product facility each mature in March 2014 and the maturity date of the term loan is December 2015.

The proceeds of the $5.0 million term loan under the New SVB Facility were utilized to repay all amounts outstanding under the Prior SVB Facility and for general corporate purposes. Prior to the execution of the New SVB Facility, we were in default under the Prior SVB Facility due to the breach of the minimum liquidity covenant in such facility. SVB waived this breach in connection with the execution of the New SVB Facility. As of March 30, 2012, there was $5.0 million outstanding under the term loan, $1.5 million outstanding under revolving line of credit, and $0.6 million outstanding under the letter of credit and other bank product portion of the facility.

The New SVB Facility requires immediate repayment upon an event of default, as defined in the SVB agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. The New SVB Facility also contains customary negative covenants with respect to our operations, including requirements with respect to monthly working capital levels, and effective as of January 15, 2013, an adjusted quick ratio financial covenant. The New SVB Facility is secured by substantially all of our assets. In connection with the New SVB Facility, we also issued SVB a warrant to acquire 119,048 shares of our Series C preferred stock at an exercise price of $2.10 per share which is the price paid by the other investors in our December 2010 sale of Series C preferred stock (see note 8).

NOTE 17 — SUBSEQUENT EVENTS (UNAUDITED)

For our interim consolidated financial statements as of March 31, 2012, and for the three months then ended, we have evaluated subsequent events through May 18, 2012, which is the date the financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ecofinance Finanzsoftware & Consulting GmbH and Subsidiaries

We have audited the accompanying consolidated balance sheet of ecofinance Finanzsoftware & Consulting GmbH and Subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ecofinance Finanzsoftware & Consulting GmbH and Subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton Unitreu GmbH

Vienna, Austria

March 20, 2012

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2010

(in thousands)

As of December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$3,445
Accounts receivable (net of allowance of $45)	1,330
Prepaid expenses and other current assets	1,222
Deferred tax assets	633

Total current assets	6,630
Property and equipment (net)	509

Total assets	$7,139

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of capital leases	$100
Current maturities of long term debt	668
Accounts payable	1,224
Accrued expenses and other current liabilities	1,549
Deferred revenue	2,577

Total current liabilities	6,118
Capital leases — net of current maturities	116
Long-term debt — net of current maturities	221
Other long term liabilities	182

Total liabilities	6,637

Commitments and contingencies (note 6)
Stockholders’ Equity:
Capital	48
Retained earnings	449
Cumulative translation adjustment	5

Total stockholders’ equity	502

Total liabilities and stockholders’ equity	$7,139

The accompanying notes are an integral part of these consolidated financial statements.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)

For the year ended December 31, 2010
Revenues
Subscription and support	$3,155
Professional services and other	7,846

Total revenues	11,001

Cost of services	3,024

Gross margin	7,977
Operating expenses
Sales and marketing	1,065
Research and development	2,601
General and administrative	1,704

Total operating expenses	5,370

Income from operations	2,607
Other income	171

Income before taxes	2,778
Income taxes	691

Net income	$2,087

The accompanying notes are an integral part of these consolidated financial statements.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)

Year ended December 31, 2010
Cash Flows from Operating Activities:
Net income	$2,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	260
Gain on disposal of securities	(99)
Deferred income taxes	(53)
Other items	11
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	507
Prepaid expenses and other assets	(483)
Accounts payable, accrued expenses and other current liabilities	929
Deferred revenue	(63)

Net cash provided by operating activities	3,096

Cash Flows from Investing Activities:
Purchases of property and equipment	(199)
Proceeds from disposals of securities	1,332

Net cash provided by investing activities	1,133

Cash Flows from Financing Activities:
Borrowings of long term debt	118
Principal payments of capital leases obligations	(78)
Dividends paid to shareholders	(1,793)

Net cash used in financing activities	(1,753)

Effect of exchange rate changes on cash	(64)
Net increase in cash and cash equivalents	2,412
Cash and cash equivalents, beginning of year	1,033

Cash and cash equivalents, end of year	$3,445

Supplemental Cash Flow Disclosure:
Cash paid during the year for:
Interest	$22

Income taxes	$840

Non-Cash Transactions:
Fixed assets acquired under capital leases	$255

The accompanying notes are an integral part of these consolidated financial statements.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)

	Capital	Retained Earnings	Accumulated other comprehensive income	Total stockholders’ equity
Balance at January 1, 2010	$48	$155	$(5)	$198
Net income	—	2,087	—	2,087
Dividend payment	—	(1,793)	—	(1,793)
Translation adjustment	—	—	10	10

Balance at December 31, 2010	$48	$449	$5	$502

The accompanying notes are an integral part of these consolidated financial statements.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 — NATURE OF OPERATIONS

ecofinance Finanzsoftware & Consulting GmbH and Subsidiaries, or collectively, ecofinance is a leading treasury management software provider operating primarily in the Germanic region.

ecofinance’s headquarters are located in Graz, Austria and it has operations in Austria, Germany and Switzerland.

On December 31, 2010, ecofinance was acquired by Reval Holdings, Inc. and its subsidiaries, or Reval.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of ecofinance and its wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include: the valuation allowances of accounts receivable and deferred tax assets and any liabilities arising from uncertain tax positions. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents

ecofinance considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks, are stated at cost, which approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of allowances for doubtful accounts. Specific customer provisions are made when a review of significant outstanding amounts, customer creditworthiness and current economic trends indicate that collection is doubtful. In addition, provisions are made at differing amounts, based upon the balance and age of the receivable and ecofinance’s historical collection experience. Accounts are charged off against the allowance for doubtful accounts when it is probable the accounts will not be recovered. Accounts receivable in the accompanying consolidated balance sheet includes an allowance of $45,000 at December 31, 2010.

The following table presents the accounts receivables allowance for the year ended December 31, 2010 (in thousands).

		Additions
	Beginning Balance	Charged to operations	Charged to deferred revenue	Write- offs	Ending Balance
Year ended December 31, 2010	$45	$—	$—	$—	$45

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

Property and Equipment and Depreciation / Long-Lived Assets

Property and equipment are recorded at cost and depreciated over their estimated useful lives, which range from three to ten years; depreciation has been computed by utilizing the straight-line method. Repairs and maintenance of property and equipment are expensed as incurred; enhancements and improvements that extend the life of property and equipment are capitalized into their cost. Upon disposition, the cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations.

Leasehold improvements are capitalized into property and equipment and amortized over the shorter of their estimated useful lives or the corresponding lease term, unless at time of lease inception, renewal of the lease is considered reasonably assured.

Property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the asset’s carrying value may not be recoverable over its estimated useful life. There were no such events or changes in circumstances in 2010. Accordingly, there was no impairment of long-lived assets recognized during the year ended December 31, 2010.

Revenue Recognition

ecofinance sells two treasury management products, an installed version of Reval which is a recent rebranding of Integrated Treasury Services, or ITS, and treasury services. The installed Reval product is licensed to commercial accounts while the treasury services product is licensed to financial institutions. These licenses typically include software and software-related elements that do not require significant production, modification or customization. As such ecofinance follows Accounting Standards Codification, or ASC, 985-605-25, which requires that revenues be recognized when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the priced charged to the customer is fixed or determinable; and

•	collectability is probable.

ecofinance sells its software product with post-contract customer support, or PCS, or maintenance services and professional services. Maintenance is negotiated at the time of the original sale. Maintenance is contracted for separately, and usually renewed annually, at standard prices which is typically a consistent percentage of the Contract Base Value, or CBV. Maintenance is provided on an as needed basis and allows the customer to receive periodic upgrades at no additional charge when and if available. Professional services, or PS, are implementation support services, such as training, coordination and programming of banking information, interface support to other systems and general initial programming needs of the customer. Such services are not essential to the functionality of the software. PS is not sold separately from the license and other third parties do not perform these services.

ASC 985-605 requires that Vendor Specific Objective Evidence, or VSOE, exist for revenue recognition at contractual rates, a company must attempt to establish VSOE on all elements within a multiple element contract. ASC 985-605-25-6 limits VSOE to the following:

•	The price charged when the same element is sold separately.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

•

For an element not yet being sold separately, the price, once established, by management having the relevant authority. It must be probable that the price once established will not change before the separate introduction of the element into the marketplace.

ecofinance does not sell its software products or implementation services separately; therefore VSOE cannot be established on the software license component or the PS of the multi-element contract. However, maintenance is sold separately by evidence of annual maintenance renewals. ecofinance uses the renewal rates as a basis to establish VSOE on the maintenance element of the contract. Accordingly ecofinance recognizes license and PS revenues at the time PS are completed and the only undelivered element is PCS. PCS is recognized over the contract term commencing when the license and related PS are delivered.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition, and is recognized as the revenue recognition criteria are met. ecofinance generally invoices its customers annually for subscription and maintenance and as services are provided for professional services. Consequently, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue that will be recognized during the succeeding twelve month period is classified as current deferred revenue, and the remaining portion is recorded as non-current deferred revenue.

Cost of Services

Cost of services primarily consists of costs related to personnel and related costs of operations, client support, professional services, market data management and our outsourced reporting services, allocated overhead for facilities and operations as well as related plant and equipment depreciation.

Concentrations of Risks

Financial instruments potentially exposing ecofinance to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. ecofinance maintains an allowance for doubtful accounts receivable balance. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with past due accounts.

Credit risk arising from accounts receivable is mitigated due to the large number of customers comprising ecofinance’s customer base and their dispersion across various industries. At December 31, 2010, there were no customers that represented more than 10% of the net accounts receivable balance. There were no customers that individually exceeded 10% of ecofinance’s revenues in 2010.

ecofinance maintains its bank accounts with several financial institutions. ecofinance maintains its cash and cash equivalents in foreign countries. Deposits in foreign countries were $64,000 at December 31, 2010.

No single country outside of Germany and Austria represented more than 10% of revenues during the year ended December 31, 2010.

Advertising Expenses

Advertising expenses are expensed as incurred. Advertising expense was $262,000 for the year ended December 31, 2010.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

Research and Development Expenses

Costs related to research and development, are expensed as incurred. Research and development expenses consist primarily of expenses for research and development staff, the cost of certain third-party service providers and allocated overhead.

Financial Instruments

ecofinance’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long term debt and capital lease obligations are carried at cost, which approximates fair value due to the short-term maturity of these instruments. ecofinance’s long-term debt and capital lease obligations are carried at cost and approximates fair value due to their variable or fixed interest rates, which are consistent with the interest rates in the market.

Foreign Currency Translation

Assets and liabilities of ecofinance have a functional currency of the Euro. Balances at December 31, 2010 have been translated at year-end exchange rates and recorded to cumulative translation. The effects of translation for the year ended December 31, 2010 were recorded to cumulative translation adjustment.

Income Taxes

Income taxes are accounted for under the asset-and-liability method in accordance with ASC Topic 740, “Accounting for Income Taxes,” or ASC 740. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. We provide for uncertain tax positions and any related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not of being sustained upon examination by tax authorities.

New Accounting Pronouncements

On May 12, 2011 the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This update amends ASC Topic 820, “Fair Value Measurement and Disclosure.” ASU 2011-04 clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 is effective for annual and interim reporting periods beginning on or after December 15, 2011, which means that it will be effective for our fiscal quarter beginning January 1, 2012. The new guidance is to be adopted prospectively and early adoption is not permitted. We do not believe that adoption of ASU 2011-04 will have a significant impact on our consolidated financial statements.

In June 2011, the FASB issued accounting guidance related to comprehensive income, ASC Topic 220, “Comprehensive Income,” that allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate,

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are not changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption permitted. ecofinance plans to early adopt this guidance on January 1, 2012 and does not expect a material impact to the consolidated financial statements.

In September 2011, the FASB issued accounting guidance related to goodwill impairment, ASC Topic 350, “Intangibles — Goodwill and Other,” that provides an entity with the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step one of its goodwill impairment test. If an entity determines, on the basis of qualitative factors, the fair value of a reporting unit is more likely than not to be less than the carrying amount, the two-step impairment test would be required to be performed. Otherwise, further impairment testing would not be needed. This pronouncement will become effective for ecofinance in 2012. The adoption of this pronouncement is not expected to have a material impact on ecofinance’s financial statements.

NOTE 3 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2010 (in thousands):

2010
Computer equipment and software	$425
Furniture and fixtures	336
Automobiles	189
Other software (licenses)	223
Leasehold improvement	206

1,379
Less: Accumulated depreciation	870

Property and equipment, net	$509

Depreciation expenses were $260,000 for the year ended December 31, 2010.

NOTE 4 — LONG-TERM DEBT

The following table presents ecofinance’s long-term debt (other than capital leases) as of December 31, 2010 (in thousands):

2010
Loans	$889
Less: current maturities	668

Long-term debt	$221

ecofinance borrowed $0.7 million from Steiermärkische Bank und Sparkassen AG, or Exportfondrahmenkredit. The loan from Exportfondrahmenkredit was granted mainly to encourage export sales. The accounts receivable from export sales, amounting to $2.1 million as of December 31, 2010, have been

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

pledged as collateral for the loan. Interest is payable quarterly and is calculated at a fixed annual rate of 5.25%. As of December 31, 2010, the outstanding balance related to this loan amounted to $0.7 million. The loan was paid in full in June 2011.

ecofinance borrowed $0.2 million from Österreichische Forschungsförderungsgesellschaft mgH (FFG), or Forschung. The loans from Forschung consist of unsecured borrowings from credit grants for research and development activities. Interests on these loans are payable semi-annually, at rates ranging from 2.0% to 2.5% per annum. As of December 31, 2010, the outstanding balances related to these loans amounted to $0.2 million. These loans will mature from 2014 to 2016. As of December 31, 2010, the total amount of credit available from these grants amounts to $0.3 million. The additional available line of credit of $60,000 was used by ecofinance in June 2011.

The aggregate annual principal payments for the next five years and thereafter under ecofinance’s long term debt at December 31, 2010 are summarized as follows (in thousands):

2011	$668
2012	0
2013	0
2014	128
2015	0
Thereafter	93

Total	$889

NOTE 5 — INCOME TAXES

ecofinance had a tax provision in the amount of $0.7 million for the year ended December 31, 2010. ecofinance has established a tax group with Reval that will be in effect beginning January 1, 2011. Going forward, income taxes will be paid only at the Reval level. ecofinance’s statutory and effective tax rate for the year ended December 31, 2010 was 25%.

ecofinance had a net deferred tax asset in the amount of $0.6 million at December 31, 2010 resulting from the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets consisted of the following (in thousands):

2010
Deferred tax assets:
Accrued expenses	$48
Accounts receivable	196
Deferred revenue	598

Total deferred tax assets	842

Deferred tax liabilities:
Deferred costs	(178)
Property and equipment	(31)

Total deferred tax liabilities	(209)

Net deferred tax asset	$633

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

ecofinance does not have any material uncertain tax positions as provided in ASC 740. ecofinance’s policy is to recognize interest on tax deficiencies and penalties in general and administrative expenses. All tax years remain subject to examination by the Austrian tax authorities.

ecofinance is not currently under examination by any government and has not signed any consent to extend the statute of limitations with any taxing authority.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal

ecofinance receives claims from time to time, arising from the normal course of business activities. In ecofinance’s opinion, resolution of these matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position.

Operating Leases

ecofinance leases equipment under non-cancelable operating leases. There are no renewal terms or purchase options that were explicitly stated in all operating lease agreements. Future minimum annual lease payments required under all operating leases are included in the table below. These annual lease payments include the effects of renewals entered into subsequent to December 31, 2010 but prior to the date when the financial statements are available to be issued.

(in thousands)
2011	$689
2012	615
2013	615
2014	611
2015	592
Thereafter	583

$3,705

Total rent expenses charged to operations were $0.4 million for the year ended December 31, 2010.

Capital Leases

ecofinance leases computer equipment, furniture and vehicles under capital leases expiring through January 2014. The assets and liability under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The equipment is depreciated over its respective estimated useful life.

ECOFINANCE FINANZSOFTWARE & CONSULTING GMBH AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2010

The lease obligations are secured by liens on the equipment acquired. The future minimum annual lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2010 are as follows (in thousands):

Years Ending December 31,	Amount
2011	$103
2012	83
2013	36
2014	11

Total minimum lease payments	233
Less amount representing interest	17

Present value of minimum lease payments	216
Less current portion	100

Present value of minimum lease payment > 1 year	$116

Interest rates for the capital leases range from 4.00% to 15.23%. Interest expense applicable to capital lease obligations amounted approximately to $2,000 for the year ended December 31, 2010. The cost and related accumulated depreciation of assets recorded under capital leases were approximately $0.3 million and $71,000 as of December 31, 2010. These amounts are included within Property and equipment in the consolidated balance sheets. Amortization of leased assets is included in depreciation and amortization expenses in the consolidated statements of operations.

NOTE 7 — SUBSEQUENT EVENTS

ecofinance evaluated events and transactions, which occurred subsequent to the balance sheet date, but prior to March 20, 2012, the date the financial statements were available to be issued.

In October 2011, ecofinance entered into a new loan with Exportfondrahmenkredit be utilized to encourage export sales by ecofinance. The loan is outstanding until further notice, but is callable by either party at the end of each quarter with 10 days’ notice. Certain accounts receivable of ecofinance secure this loan. Interest under this loan is payable quarterly and is calculated at a floating rate, which was 2.0% at December 31, 2011. The outstanding principal balance under this loan at December 31, 2011 was $0.7 million.

EXPERTISE

EFFICIENCY

RELIABILITY

REVAL®

Single Solution. Total Visibility.™

WWW.REVAL.COM

Until                     , which is the date 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Stifel Nicolaus Weisel

BMO Capital Markets

Lazard Capital Markets

Raymond James

Oppenheimer & Co.

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the initial listing fee.

Amount to be Paid
SEC registration fee		$8,595
FINRA filing fee		8,000
Initial listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including advancement of expenses incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Reval, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Reval. At present, there is no pending litigation or proceeding involving a director or officer of Reval regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and executive officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or executive officer in his or her capacity as such.

Pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, the underwriters are obligated, under certain circumstances, to indemnify us, our executive officers, directors and the selling stockholders, and we are obligated, under certain circumstances, to indemnify the underwriters, against liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered shares of capital stock issued and options granted by us since January 1, 2009 through the date of this prospectus. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. No underwriters were involved in any of such sales or grants. Some of the transactions described below involved directors, officers and five-percent stockholders.

Sales of Preferred Stock

In August 2009, we sold an aggregate of 11,578,572 shares of our Series B preferred stock to a total of seven accredited investors at a purchase price per share of $1.40, for an aggregate purchase price of $16.2 million in reliance on Rule 506 of Regulation D.

From December 2010 through February 2011, we sold an aggregate of 10,962,930 shares of our Series C preferred stock to a total of 14 accredited investors at a purchase price per share of $2.10, for an aggregate purchase price of $23.3 million in reliance on Rule 506 of Regulation D.

Option and Common Stock Issuances

Since January 1, 2009, in exchange for services rendered, or to be rendered, we have granted stock options to employees, consultants and outside directors to purchase 3,765,526 shares of common stock with exercise prices ranging from $0.65 to $1.16, pursuant to our 2007 Stock Option and Incentive Plan in accordance with the requirements of Rule 701 of the Securities Act. Since January 1, 2009, options have been exercised to acquire a total of 318,571 shares for consideration aggregating $155,911.

Warrant Issuance

In March 2012, we issued a warrant to purchase up to 119,048 shares of our Series C preferred stock at an exercise price of $2.10 per share to an accredited investor in connection with a debt financing in reliance on Rule 506 of Regulation D.

The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

2.1*#	Stock Purchase Agreement by and among Reval.com, Inc., FXpress Corporation and the stockholders of FXpress Corporation parties thereto, dated August 21, 2009.

2.2*#	Share Purchase and Transfer Agreement by and among Reval Austria GmbH and the shareholders of ecofinance Finanzsoftware & Consulting GmbH parties thereto, dated December 29, 2010.

3.1#	Second Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2#	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.3†	Form of Amended and Restated Certificate of Incorporation of Registrant to be effective upon the closing of this offering.

3.4#	Bylaws of Registrant, as currently in effect.

3.5†	Form of Amended and Restated Bylaws of Registrant to be effective upon the closing of this offering.

4.1	Reference is made to Exhibits 3.1 through 3.5.

4.2†	Specimen stock certificate evidencing shares of common stock.

5.1†	Opinion of Cooley LLP regarding legality.

10.1#	Third Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated March 17, 2012.

10.2+#	2007 Stock Option and Incentive Plan.

10.3+#	Form of Incentive Stock Option Agreement under 2007 Stock Option and Incentive Plan.

10.4+#	Form of Nonqualified Stock Option Agreement under 2007 Stock Option and Incentive Plan.

10.5†+	2012 Equity Incentive Plan.

10.6†+	Form of Incentive Stock Option Agreement under 2012 Equity Incentive Plan.

10.7†+	Form of Nonqualified Stock Option Agreement under 2012 Equity Incentive Plan.

10.8†+	Form of Restricted Stock Unit Award Agreement under 2012 Equity Incentive Plan.

10.9†+	2012 Employee Stock Purchase Plan.

10.10#	Sublease by and between Reval.com, Inc. and Fox-Pitt Kelton Group Limited, dated May 11, 2010.

10.11†+	Form of Indemnification Agreement entered into by and between the Registrant and each of its directors and executive officers.

10.12#	Amended and Restated Loan and Security Agreement by and between Reval.com, Inc., FXpress Corporation and Silicon Valley Bank, dated March 21, 2012.

10.13#	Security Agreement by and between the Registrant and Silicon Valley Bank, dated June 12, 2009.

10.14#	Unconditional Guaranty by the Registrant in favor of Silicon Valley Bank, dated June 12, 2009.

Exhibit Number	Description of Document

10.15†+	Summary of 2011 Executive Officer Bonus Plan.

10.16†+	Summary of 2012 Executive Officer Bonus Plan.

10.17†+	Non-Employee Director Compensation Policy.

10.18†+	Employment Letter Agreement by and between Reval.com, Inc. and Jiro Okochi, dated July 2, 2007.

10.19†+	Employment Letter Agreement by and between Reval.com, Inc. and Dino Ewing, dated July 2, 2007.

10.20†+	Employment Letter Agreement by and between Reval.com, Inc. and Philip Pettinato, dated July 2, 2007.

10.21†+	Offer Letter by and between Reval.com, Inc. and John McGlynn, dated December 17, 2007.

16.1#	Letter from EisnerAmper LLP addressed to the Securities and Exchange Commission.

21.1#	Subsidiaries of the Registrant.

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2	Consent of EisnerAmper LLP, independent registered public accounting firm.

23.3	Consent of Grant Thornton Unitreu GmbH, independent registered public accounting firm.

23.4†	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#	Power of Attorney.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.
#	Previously filed.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 18th day of May, 2012.

REVAL HOLDINGS, INC.

By:	/S/ JIRO OKOCHI
Jiro Okochi Chief Executive Officer, President and Chairman

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JIRO OKOCHI Jiro Okochi	Chief Executive Officer, President and Chairman (Principal Executive Officer)	May 18, 2012

/S/ DINO EWING Dino Ewing	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 18, 2012

* Fred Cohen	Director	May 18, 2012

* Richard D’Amore	Director	May 18, 2012

* Jonathan Feigelson	Director	May 18, 2012

* Steve Kohlhagen, Ph.D.	Director	May 18, 2012

* Justin Perreault	Director	May 18, 2012

* Bradley Waugh	Director	May 18, 2012

* Rodger Weismann	Director	May 18, 2012

*By:	/S/ DINO EWING
Dino Ewing Attorney-in-fact